As filed with the Securities and Exchange Commission on June 5, 2013

Securities Act File No. 333-176182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 3

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

(Exact name of registrant as specified in charter)

255 Shoreline Drive, Suite 428
Redwood City, California 94065
(877) 700-0527

(Address and telephone number,
including area code, of principal executive offices)

Gurpreet (Gurprit) S. Chandhoke
Chief Executive Officer
255 Shoreline Drive, Suite 428
Redwood City, California 94065

(Name and address of agent for service)

COPIES TO:

Robert J. Mottern
Investment Law Group of Davis Gillett Mottern & Sims, LLC
1230 Peachtree Street, N.E., Suite 2445
Atlanta, GA 30309
Tel: (404) 607-6933
Fax: (678) 840-2126

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 5, 2013

PROSPECTUS

Maximum Offering of 75,000,000 Shares of Common Stock

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Common Stock

We are a recently-organized, externally managed, non-diversified closed-end management investment company that intends to elect to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act.

We intend to invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we will actively work with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet. We will employ a proprietary “Co-Optivist”TM approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks Capital, LLC and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions.

Our investment objectives are to generate current income and capital appreciation. We intend to meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders. There can be no assurance that any of these objectives will be achieved.

We are managed by VII Peaks-KBR BDC Advisor II, LLC, or our Manager, which will be registered as an investment adviser with the Securities and Exchange Commission. We have elected to be treated for federal income tax purposes, as a regulated investment company under the Internal Revenue Code, as amended.

Through our affiliate and dealer manager, KBR Capital Markets, LLC, or KBR Capital Markets, we are offering up to 75,000,000 of our shares of common stock in this offering at an initial offering price of $10.15 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that our shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. KBR Capital Markets is not required to sell any specific number or dollar amount of our shares but will use its best efforts to sell the shares offered. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. The minimum permitted purchase is $5,000 of our shares. As of March 31, 2013, we issued 1,662,246 shares of common stock for gross proceeds of $16.6 million, including proceeds of approximately $201,000 from shares sold pursuant to a private placement to certain persons affiliated with or Manager.

We do not intend to list our shares on any securities exchange for the foreseeable future, and we do not expect a secondary market in our shares to develop. As a result, you should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. We have implemented a tender offer program, but only a limited number of shares will be eligible for repurchase by us. Accordingly, you should consider that you may not have access to the money you invest for the foreseeable future, or until we complete a liquidity event, which we intend to seek to complete within five years following the completion of our offering stage. There is no assurance that we will complete a liquidity event within such timeframe or at all. As a result of the foregoing, an investment in our shares is not suitable for investors that require short-term liquidity. See “Tender Offer Program” and “Liquidity Strategy.”

Shares of our common stock are appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the substantial risks associated with such an investment. See “Suitability Standards” and “Risk Factors.” We intend to continuously offer shares in this offering. As a result, your ownership in us is subject to dilution. See “Risk Factors — Risks Related to This Offering and Our Shares — A shareholder’s interest in us will be diluted if we issue additional shares” for more information.

This prospectus contains important information about us that a prospective investor should know before investing in our shares. Please read this prospectus before investing and keep it for future reference. Upon completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information will be available free of charge by contacting us at 255 Shoreline Drive, Suite 428, Redwood City, California 94065 or by telephone at (877) 7000-KBR (527) or on our website at www.viipeaks-kbr.com that we expect to establish upon the commencement of this offering. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information. Except as specifically required by the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

Investing in our common stock is considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” to read about the risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the investment merits of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission.

	Per Share	Total Maximum(1)(2)
Public offering price	$10.15	$750,000,000
Sales load	$1.015	$75,000,000
Proceeds, before expenses, to us(3)	$9.135	$675,000,000

(1)	Assumes all shares are sold at the current offering price of $10.15 per share, which is subject to adjustment based upon, among other things, our net asset value per share. Prior to February 28, 2013, our offering price was $10.00 per share.
(2)	“Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.
(3)	We estimate that we will incur approximately $11,418,750 of expenses if the maximum number of shares is sold. Because you will pay a sales load of up to 10% and offering expenses of up to 1.5%, if you invest $100 in our shares and pay the full sales load, between $90.00 and $88.50 of your investment will actually be used by us for investments. See “Estimated Use of Proceeds.”

KBR Capital Markets, LLC

The date of this prospectus is June   , 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus. We will seek to avoid interruptions in the continuous offering of our common stock, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such amendment.

You should rely only on the information contained in this prospectus. Our dealer manager is KBR Capital Markets, LLC, which we refer to in this prospectus as KBR Capital Markets. Neither we nor KBR Capital Markets has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Additional Information.”

Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. We do not expect there to be any public market for our common shares in the foreseeable future, which means that it may be difficult to sell your common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of VII Peaks-KBR BDC Advisor II, LLC and (e) the tax consequences of the investment.

In addition to the above, the following states have enhanced suitability standards as follows:

Alabama — Investors must have a net worth of at least 10 times their investment in us and other similar programs.

California — In addition to the suitability standards above, an investor in the State of California must limit his or her investment in us to 10% of his or her net worth (excluding home, furnishings and automobiles).

Kansas — It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Kentucky — Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

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Iowa — Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities and is exclusive of home, auto and furnishings.

Maine — The Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies or non-traded direct participation programs. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Nebraska — Each Nebraska investor must represent that, in addition to the general suitability requirements described above, said investor has (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000 (exclusive of home, home furnishings and automobiles); and (ii) maximum investment in this offering will not exceed 10% of the investor’s net worth.

New Jersey — In addition to the suitability standards noted above, the New Jersey Bureau of Securities recommends that an investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents in readily marketable securities.

New Mexico — In addition to the suitability standards above, an investor in the state of New Mexico must limit his or her investment in us and our affiliates to 10% of his or her net worth.

North Dakota — Shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the established suitability standards.

Oklahoma — In addition to the general suitability standards, Oklahoma residents must not invest, in the aggregate, more than 10% of their net worth (not including home, home furnishings and automobiles, in us.

Oregon — In addition to the suitability standards above, an investor in the state of Oregon must limit his or her investment in us and our affiliates to 10% of his or her net worth.

Tennessee — In addition to the suitability standards noted above, an investor in the State of Tennessee must limit his or her investment in us to 10% of his or her net worth.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

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Statistical and market data used in this prospectus has been obtained from governmental and independent industry sources and publications. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus. See “Forward-Looking Statements.”

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SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read this entire prospectus carefully, including the “Risk Factors” section. Unless otherwise noted, the terms “we,” “us,” “our,” and the “Company” refer to VII Peaks-KBR Co-Optivist Income BDC II, Inc. In addition, the term “Manager” refers to VII Peaks-KBR BDC Advisor II, LLC, which serves as our investment adviser and administrator.

Overview

We invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet. We employ a proprietary “Co-Optivist”TM approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks Capital, LLC, or VII Peaks, and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions.

Our investment objectives are to generate current income and capital appreciation. We intend to meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders.

Our proprietary “Co-Optivist”TM (cooperative activism) approach entails investment in the corporate debt and equity-linked debt securities of target companies, or Target Investments, in conjunction with proactively engaging the target companies’ management. We acquire Target Investments whose debt securities trade on the over-the-counter market for institutional loans at a discount to their par redemption value, and will be subject to a “redemption event” within (on average) 24 months. We define a “redemption event” as a maturity event or a put event (where investors in the target company’s debt security can have a redemption right at a pre-determined price). We hold such debt an average of 12 – 18 months, during which time we anticipate working actively with the target company’s management to effect and/or participate in a restructuring or exchange of the invested securities for new securities.

We make investments in target companies that meet our investment criteria. The size of an individual investment will vary based on numerous factors, including the amount of funds raised in this offering. However, assuming we raise the maximum offering amount of $750 million, we expect to hold at least 50 investments, and we anticipate that the minimum investment size will be approximately $250,000. We do not anticipate being heavily invested in any one industry, and generally, we do not expect to invest in more than two different classes of debt of the same target company. We invest in debt and equity-linked debt of target companies with a minimum enterprise value of $200 million and whose debt and equity-linked debt is actively traded in the secondary loan market. Our portfolio is predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities.

We offer our stockholders the ability to receive distributions as well as the potential capital appreciation resulting from the restructuring of the debt of our Target Investments. To the extent we have distributable income available we anticipate declaring and paying distributions on a semi-monthly basis to our shareholders. We declared and paid distributions beginning in August 2012 at $0.03063 per share each (an annualized rate of 7.35% based on our initial public offering price of $10.00 per share) to stockholders. On December 27, 2012, for shareholders of record on December 27, 2012, and a payable date of January 17, 2013, the board of directors authorized a special distribution of $0.077 per share, together with the routine distribution of $0.03063 per share, for a total one time annualized return of 8.11%. On February 27, 2013, the Company authorized and declared a special cash distribution equal to $0.077 per share, to be paid to stockholders of record at the close of business February 27, 2013, payable on March 15, 2013. The current and one-time special distributions total an annualized return of 8.12%. Since commencement of operations, the current and special distributions total an annualized return of 8.99% without using any leverage in a short duration portfolio.

Between 2001 and 2008, corporate debt levels and the supply of leverage offered by banks and other investors steadily increased. We believe a significant amount of this debt will be subject to a redemption event prior to 2015. Many of the companies that have outstanding issues of such debt have not, or been unable to proactively refinance, creating a “refinancing wall” that we believe will create a liquidity shortfall for many issuers. The value of the debt securities of these companies as reflected in prices quoted in the secondary loan market, may be at a significant discount to par, and represent a premium yield to maturity reflective of these liquidity concerns, creating the opportunity for us to identify and invest in the debt securities of select companies at attractive current market valuations. We believe that our Co-OptivistTM approach can help our target companies achieve results that are beneficial to the long-term value of their businesses, which will in turn, result in capital gains through capital appreciation, or the exchange of invested securities into a current security or cash at a premium to its acquisition price. Our principals collectively have experience in principal investing, debt securities and general capital markets, and we believe we are well-positioned to capitalize on these opportunities.

This offering is intended to provide shareholders with a low minimum investment amount and limited liquidity of their shares of common stock. While our primary objective is to seek a restructuring of the debt securities we acquire, the success of our investment strategy is not entirely dependent upon a restructuring event. We seek to acquire debt securities that have an acceptable level of risk while also providing us with the potential to generate annual returns of 8 – 10%, even if no restructuring of the debt occurs. We also actively manage against potential downside risk and volatility by employing various hedging strategies, which may include purchasing derivatives or other securities. We do not anticipate that such equity exposure including overall hedging costs will exceed 5% of the overall portfolio.

As of June 22, 2012, we entered into a trading strategist relationship with Credit Suisse. We commenced our first trade on July 16, 2012. Founded in 1856, Credit Suisse Group is a leading global financial services company headquartered in Zurich, has more than $1 trillion in assets under management, and has 48,400 employees in 500 offices in 50 countries. Source: www.credit-suisse.com.

Status of Our Offering

On July 10, 2012, we announced that we successfully achieved our minimum offering requirement of raising $1 million from purchasers not affiliated with us or VII Peaks-KBR BDC Advisor II, LLC, our investment adviser. As a result and pursuant to the terms of the Escrow Agreement we entered into with UMB Bank, N.A., subscriber funds held in escrow were released to us and we admitted our first investors as stockholders. Since commencing our continuous public offering and through March 31, 2013, we have sold 1,662,246 shares of our common stock for gross proceeds of approximately $16.6 million.

The Offering

Effective for the February 28, 2013 close and onwards, the Pricing Committee of the Board of Directors of VII Peaks-KBR Co-Optivist Income BDC II, Inc. increased the share price for new investments, from $10.00 to $10.15 per share due to a recent increase in our NAV generated from successful refinancings of portfolio companies. As a result of the increase in our public offering price per share, the maximum sales load and the net proceeds per share will correspondingly increase from $1.00 to $1.015 and from $9.000 to $9.135, respectively.

We are offering up to 75,000,000 shares of our common stock on a continuous basis as permitted by the federal securities laws. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. See “Plan of Distribution” for more information about our pricing policy. We will file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years. KBR Capital Markets is not required to sell any specific number or dollar amount of our shares but will use its best efforts to sell the shares offered. We will accept subscriptions for a minimum purchase of $5,000, although we may, in our sole and absolute discretion, accept subscriptions for lower amounts.

KBR Capital Markets, LLC will act as the dealer manager in this offering and is an affiliate of our Manager.

Portfolio Update

As of March 31, 2013, we have invested an aggregate of approximately $11.46 million in 29 investment positions in 22 portfolio companies. As of such date, our estimated gross annual portfolio current yield was 10.28% and gross annual portfolio yield to maturity was 11.20% based on the purchase price of our investments. The average duration of our portfolio was approximately 30.5 months. We have exited ten portfolio companies in full and two partially for aggregate sales proceeds of $3,340,527.

Our Manager

Our investment activities are managed by our Manager who is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Manager is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. Our Manager is led by Gurpreet (Gurprit) S. Chandhoke, who also serves as our Chief Executive Officer, Stephen F. Shea and Bhavin Shah. They are supported by the Manager’s team of employees, including investment professionals who have extensive experience in underwriting and issuing debt products that include high-yield, bank debt and convertible debt and have acted as financial advisers to private equity funds, venture capital firms and corporations in mergers and acquisitions, recapitalization and corporate finance transactions, and have served as principal investors in private equity and leveraged buyout transactions.

Our Manager has an investment committee that is responsible for reviewing, discussing and approving each investment opportunity we seek to pursue. We anticipate that our investment committee will meet once a week to discuss new and existing opportunities and developments on current investments. Our investment committee currently consists of Mr. Chandhoke, our Chief Executive Officer, Mr. Shah, our director, and Mr. Shea.

Our Affiliates

Our Manager is wholly-owned by VII Peaks-KBR, LLC, which is a joint venture between VII Peaks and KBR Capital Advisors, LLC, or KBR, with VII Peaks and KBR having a 50% ownership of VII Peaks-KBR, LLC. Founded in April 2009 with principal offices in San Francisco, California, VII Peaks, a co-owner of VII Peaks-KBR, LLC, is an investment management firm that currently serves as a sub-advisor to a number of separate managed accounts managed by large global financial institutions and other private funds. VII Peaks is managed by our Chief Executive Officer, Gurpreet (Gurprit) S. Chandhoke, Stephen F. Shea, and Bhavin Shah.

KBR, a co-owner of VII Peaks-KBR, LLC, is an affiliate of KBR Capital Markets, our dealer manager. KBR employs a multi-manager strategy to deliver a diversified array of generally low and non-correlated investment opportunities to individual and institutional investors. KBR Capital Markets is a Delaware limited liability company that is a wholly-owned subsidiary of KBR Capital Partners, LLC, an affiliate of KBR. KBR Capital Markets is a licensed broker-dealer registered with FINRA. KBR Capital Partners, LLC, an affiliate of KBR Capital Markets, LLC, the dealer manager, completed its acquisition of 100% of the assets of the registered broker-dealer on September 1, 2011. Our Director, Bhavin Shah, is a shareholder of KBR Capital Partners, Inc., and co-controls KBR Capital Partners, LLC, which wholly-owns KBR Capital Markets, LLC. Mr. Shah has no involvement in the day to day management or operations of KBR Capital Markets, LLC.

The following chart shows the ownership structure and various entities affiliated with us and our Manager:

Our affiliates also manage VII Peaks-KBR Co-Optivist B Fund I, LLC, VII Peaks-KBR Co-Optivist R Fund I, LLC and VII Peaks-KBR Co-Optivist B Fund II, LLC, private funds that were formed to conduct private placements of securities and which have substantially similar investment objectives as the Company. As of February 25, 2013, VII Peaks-KBR Co-Optivist B Fund I, LLC, VII Peaks-KBR Co-Optivist R Fund I, LLC and VII Peaks-KBR Co-Optivist B Fund II, LLC have raised an aggregate of $11,705,671.

The investment objective, strategy and fee structure of the private funds are substantially similar to those of VII Peaks-KBR Co-Optivist Income BDC II, Inc. However, the performance of the private funds is not necessarily indicative of our future performance.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” beginning on page 25 before deciding to invest in shares of our common stock. Risks involved in an investment in us include (among others) the following:

•	The purchase price at which you purchase common shares will be determined at each semi-monthly closing date. As a result, your purchase price may be high than the prior semi-monthly closing price per share, and therefore you may receive a smaller number of common shares than if you had subscribed at the prior semi-monthly closing price.

•	We are a relatively new company and have a limited operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.
•	There is currently no public market for our shares and no market for our shares is expected to develop for the foreseeable future.
•	The amount of any distributions we may make is uncertain. Our distribution proceeds have exceeded, and in the future may exceed, our net investment income, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to our Manager.
•	Economic activity in the United States was impacted by the global financial crisis of 2008 and has yet to fully recover. These conditions may make it more difficult for us to achieve our investment objectives.
•	Because there is no public trading market for our shares and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your shares.
•	Our share repurchase program may be suspended or terminated at any time.
•	Our portfolio companies may request our assistance in the management of their affairs, however we may not have director or shareholder controls over the business affairs of the companies to which we loan capital.
•	A significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.
•	The potential for our Manager to earn incentive fees under the investment advisory agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests.
•	This is a “best efforts” offering and, if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make. As a result, our ability to diversify will be constrained.
•	Our Manager and certain of its affiliates, some of which may have the same or substantially similar investment objectives as the Company, face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in our shareholders’ best interests.
•	You may be able to rely on your own broker-dealer to make an independent review and investigation of the terms of this offering. If you are unable to so rely on your broker-dealer, however, you will not have the benefit of any independent review and evaluation of the terms of this offering by our dealer manager since it is an affiliated entity.
•	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.
•	We have elected to be treated, and intend to qualify annually, as a regulated investment company, or RIC, for federal income tax purposes. Failure to maintain our qualifications as a RIC would subject us to federal income tax on all of our income, which would have a material adverse effect on our financial performance.
•	Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of portfolio companies, which would magnify the effect of any losses suffered by a few of these investments.

•	As a result of the annual distribution requirement to maintain our qualification as a RIC, we will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.
•	Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of portfolio companies, which would magnify the effect of any losses suffered by a few of these investments.
•	To the extent some of our investments may provide for deferred interests payments or payment in kind, or PIK, payments, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement as a RIC, even though we will not have received the corresponding cash amount.

Market Opportunity

In the upcoming years, we believe many companies will face maturities and redemptions on significant amounts of outstanding debt and will have to find ways to refinance those obligations. As of December 2012, Credit Suisse estimates approximately $1.1 trillion of U.S. based high-yield and institutional loans to mature between 2013 and 2018.

While companies have recently taken advantage of the low-interest rate environment to amend and extend their debt maturities, we believe this is only a temporary push-out of the debt maturity wall without a meaningful reduction in overall outstanding debt. For the foreseeable future, we expect continued low demand for collateralized debt and soft economic growth to keep credit markets tight. The amount of speculative-grade debt (“BB+” and lower) coming due will continue to be a large share of overall maturing debt. Corporate borrowers whose debt carries lower ratings have had difficulty obtaining refinancing and face what we call a “refinancing wall”. As a result, many companies with speculative-grade debt have chosen to amend-and-extend their maturities rather than fully refinance their debt.

Our strategy is to invest in debt securities that are issued by companies with solid fundamentals and business prospects but who are facing a liquidity shortfall as they approach the “refinancing wall”. We believe that the expertise and experience of the officers of our Manager provide us with the ability to identify debt securities that we believe are currently mispriced in the secondary loan market and thus provide opportunity for returns as their values recover and appreciate.

Potential Competitive Strengths

We believe that we have the following potential competitive strengths as compared to investment funds that also invest in discounted corporate debt and equity-linked debt securities:

•	We Are Not a Traditional Distressed Fund. Traditional distressed debt investors typically seek to own the debt and engage in a bankruptcy process with the issuing company and eventually become equity holders. Through equity ownership, traditional distressed debt investors then intend to restructure operations of the company. In contrast, we do not invest in debt securities with the intent of undergoing a bankruptcy process. We look to partner with management to pro-actively avoid a default and bankruptcy situation. We are focused on restructuring company balance sheets, not company operations.
•	Investment Hold Period. We do not actively trade in and out of positions. Rather, we hold our investments for an average of 12 – 18 months. During this hold period we work co-operatively with target company management and other debt holders on a debt restructuring or exchange.
•	Comprehensive Private Equity Due Diligence Approach. We employ a comprehensive private equity approach to our investment due diligence process. This approach involves performing comprehensive business and industry due diligence and in-depth, bottoms-up valuation analyses for each investment, comparable to what a private equity firm with a long-term ownership position would conduct prior to investing in a target company. We believe this disciplined approach serves as an effective risk management tool for our investment process.

•	Relevant Capital Markets and Investment Experience. Our investment team consists of individuals who collectively have expertise and experience in principal investing, debt securities and general capital markets. The members of our investment team combined have been involved in the issuance of over $20 billion of debt securities, advised on a number of merger and acquisition transactions and invested in a number of private equity and leveraged buyout transactions.
•	Strategic Relationship with Credit Suisse. In 2012, we formed a trading strategic relationship with Credit Suisse, which helps us source investments and provides other strategic advice. Founded in 1856, Credit Suisse Group is a leading global financial services company headquartered in Zurich, has more than $1 trillion in assets under management, and has 48,400 employees in 500 offices in 50 countries. Source: www.credit-suisse.com.

Investment Criteria and Strategy

We invest in discounted corporate debt and equity-linked debt securities of companies that have a perceived risk of near term liquidity issues but have solid business fundamentals and prospects, including historical revenue growth, positive cash flow, significant and sustainable market presence, and sufficient asset coverage. We take a principal position in discounted debt securities with the primary goal of restructuring the terms of the debt to allow the target company to increase its liquidity and strengthen its balance sheet. Our typical target company has a debt redemption event (typically either a put or maturity event) on average within 24 months of our investment and has experienced a significant decline in its equity value reflective of a highly leverage capital structure or general market conditions. We believe that proactively guiding such companies to restructure their debt will allow them to increase liquidity and free up resources to grow their businesses rather than focusing on managing their debt obligations. We also believe that our involvement can allow the target company more flexibility to explore strategic alternatives, since the terms of the existing debt structure often limits strategic options for the target company.

The following is our primary investment criteria for our target companies:

•	minimum enterprise value of $200 million;
•	solid business fundamentals, such as historic revenue growth, profitability and cash flow generation, and favorable prospects for continued improvement in financial performance;
•	sufficient asset coverage of at least one and a half times the amount of our potential investment for outstanding liabilities;
•	debt or equity-linked debt trading at a discount to par or at a premium yield in secondary loan markets due to a perceived risk of near term liquidity issues;
•	balance sheet with debt to total capitalization of at least 50% or high debt to equity ratios; and
•	near term redemption (maturity or put) event on its debt creating an upcoming liquidity shortfall.

The securities that we target include high-yield debt, bank debt, convertible debt, and collateralized loan obligations (“CLO”), which are high-yield loans securitized into pools containing varying degrees of credit rating. We focus on investment opportunities that provide us with the potential to generate income to support sustainable distributions, even if no restructuring of the debt occurs. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities. In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, high-yield bonds, private equity investments, distressed debt investments and securities of public companies that are not thinly traded. We expect that these public companies generally will have debt securities that are non-investment grade. We also may invest in debt securities of middle-market companies located outside of the United States. All investments by us will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

In each of our debt investments, we seek to become an influential investor, typically either through the size of our position or cooperation with other debt holders to pursue the shared goal of a beneficial debt restructuring. We actively work with other debt holders and the target company management to potentially restructure and exchange the existing debt for new securities with amended terms. We believe that a debt restructuring can be a positive outcome for not just the issuer but also its other stakeholders.

•	For investors in the existing debt, a restructuring is often effected through an exchange of securities at a premium to current trading levels to compel security holders to participate. The commencement of a restructuring and its perceived improvement to the Company’s balance sheet represents an opportunity for investors to participate in capital appreciation that may result from a recovery in the value of the debt securities.
•	For such issuers and their equity holders, a debt restructuring is typically viewed favorably by the equity markets and may result in price appreciation in the target company’s equity securities.
•	For the issuer, a debt restructuring can potentially improve liquidity and strengthen its balance sheet by allowing the issuer to retire debt at a discount or obtain more favorable repayment terms.

We employ our Co-OptivistTM approach in executing our investment strategy, which entails taking an influential position and proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event). This approach differs from traditional activist debt holders who typically wait until a company is near or at bankruptcy before beginning formal discussions regarding debt restructuring options. In addition, our strategy does not involve taking an operational role in the target company or changing management or members of the target company’s board of directors or actively negotiating the terms of the restructuring. Rather, we look to establish a positive working relationship in assisting our target companies to achieve shared goals.

We apply strict investment criteria to, and perform comprehensive due diligence on, each investment opportunity prior to making an investment decision. We focus on investment opportunities that provide potential annual returns of 8 – 10%. We define a base case as a situation where no debt restructuring occurs and the target company management chooses to meet the redemption event. With a successful restructuring, we see a potential for further upside in returns that could potentially exceed our base case. In connection with our investments, we actively pursue various hedging strategies to manage the volatility and risk profile of our overall investment portfolio, which may include purchasing derivatives or other securities. We do not anticipate that such equity exposure including overall hedging costs will exceed 5% of the overall portfolio.

Investment Advisory Agreement

Our Manager is compensated for its services under the Investment Advisory Agreement. Under the Investment Advisory Agreement, our Manager is entitled to a fee consisting of two components — a base management fee and an incentive fee.

Type of Fee	Amount	Payable
Base Management Fee	Our base management fee is calculated as follows:	Monthly in arrears
• 2.00% if our net assets are below $100 million;
• 1.75% if our net assets are between $100 million and $250 million; and
• 1.50% if our net assets are above $250 million.
Subordinated Incentive Fee on Income	20% but subordinated to a return on adjusted capital equal to 2.0% per quarter, or an annualized rate of 8.0%	Quarterly in arrears
Incentive Fee on Capital Gains	20.0%	Determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement)

See “Investment Advisory Agreement — Advisory Fees” for a more detailed description of the fees we will pay our Manager.

Administration Agreement

We have entered into an administration agreement with our Manager under which we have agreed to pay our Manager amounts based on our allocable portion of our Manager’s overhead in performing its obligations under the administration agreement. See “Administration Agreement.”

Expense Reimbursement Agreement

We have entered into an expense reimbursement agreement with our Manager, under which the Manager has agreed to reimburse us for all U.S. generally accepted accounting principles, or U.S. GAAP, compliant operating and offering expenses recognized in our quarterly financial statements, retroactive to the date of our formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. At the end of each quarter, we recognize a receivable on our books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which we reach $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are not subject to recoupment by the Manager at a later date. During the year ended December 31, 2012 and the three months ended March 31, 2013, our Manager reimbursed us for $1.4 million and $0.5 million, respectively, of operating and offering expenses under the expense reimbursement agreement.

Estimated Use of Proceeds

We use the proceeds from this offering, net of selling commissions, dealer manager fees and offering expenses, to invest in discounted corporate debt and equity-linked debt securities of our target companies in accordance with our objectives and using the strategies described in this prospectus. The remainder of the proceeds are used for working capital and general corporate purposes, including funding approved repurchase requests under our tender offer program. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or provide diversification of our portfolio.

Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our election to be taxed as a RIC. We may also use the net proceeds to pay operating expenses and to fund distributions to our shareholders. In addition, during this time, we will pay management fees under the investment advisory agreement as described elsewhere in this prospectus. See “Estimated Use of Proceeds.”

Distributions

Our board of directors declared our initial distributions to shareholders on July 30, 2012. We intend to authorize, declare and pay distributions on a semi-monthly basis to our shareholders. Any distributions to our shareholders will be declared out of assets legally available for distribution. There can be no assurance that we will be able to sustain distributions at any particular level.

On February 27, 2013, the Board of Directors of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) declared four semi-monthly distributions of $0.031084 per share each (an annualized yield of 7.35% based on the new offering price of $10.15 per share, and an annualized yield of 7.46% for shareholders based on the $10.00 price per share) to stockholders of record on February 27, 2013, payable March 15, 2013, stockholders of record on March 14, 2013, payable March 29, 2013, stockholders of record March 28, 2013, payable April 15, and stockholders of record on April 12, 2013, payable on April 30, 2013.

On February 27, 2013, the Company authorized and declared a special cash distribution equal to $0.077 per share, to be paid to stockholders of record at the close of business February 27, 2013, payable on March 15, 2013. This special distribution shall be paid exclusive of and in addition to the current annualized distribution of 7.46% per share, based on a $10.00 share price. The current and one-time special distributions total an annualized return of 8.12%. Since commencement of operations, the current and special distributions total an annualized return of 8.99% without using any leverage in a short duration portfolio.

On December 27, 2012, our board of directors authorized and declared a special cash distribution equal to $0.077 per share, to stockholders of record at the close of business on December 27, 2012, paid on January 17, 2013. This special distribution was paid exclusive of and in addition to the annualized distribution of 7.35% per share, based on a $10.00 share price, as of December 27, 2012. The current and one-time special distributions, as of December 27, 2012, totaled an annualized return of 8.114%.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

Distribution Reinvestment Plan

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. If you wish to receive your distribution in cash, no action will be required on your part to do so. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator’s fees under the plan. Your distribution amount will purchase shares of our common stock at 95% of the price that the shares are sold in the offering at the closing immediately following the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus. Prior to February 28, 2013, we sold common shares at an offering price of $10.00 per share. The following table summarizes adjustments we have made to our public offering price and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$10.00	March 1, 2012
$10.15	February 28, 2013

Suitability Standards

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for shareholders in this offering which require that a purchaser of shares have either:

•	A gross annual income of at least $70,000 and a net worth of at least $70,000, or
•	A net worth of at least $250,000.

In addition, KBR Capital Markets will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Manager and (e) the tax consequences of the investment. See “Suitability Standards.”

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary. See “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus, including all supplements accompanying this prospectus;
•	Complete and execute a subscription agreement; and
•	Deliver a check for the full purchase price of the shares of our common stock for which you are subscribing along with the completed subscription agreement to the selected dealer. You should make your check payable to “VII Peaks-KBR Co-Optivist Income BDC II, Inc.” The initial minimum permitted purchase is $5,000. Additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus. See “How to Subscribe.” We anticipate closing on subscriptions received and accepted by us on a semi-monthly basis. We also generally pay dividends on a semi-monthly basis and establish a record for each dividend payment immediately prior to a closing date for new subscriptions.

Shareholder Reports

Our Manager provides quarterly reports to shareholders within 60 days after the end of each quarter. Our Manager shall also provide an annual report to shareholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.viipeaks-kbr.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus or the registration statement of which the prospectus is a part.

Plan of Distribution

We are offering a maximum of 75,000,000 shares of our common stock to the public at an initial offering price of $10.15 per share, except as provided below. Our dealer manager is KBR Capital Markets. The shares are being offered on a “best efforts” basis, which means generally that KBR Capital Markets is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We intend that the shares of common stock offered pursuant to this prospectus will not be listed on any national securities exchange for the foreseeable future, and neither KBR Capital Markets nor the selected dealers intend to act as market-makers with respect to our common stock.

Our Dealer Manager

KBR Capital Markets is serving as the dealer manager for this offering. KBR Capital Markets is a Delaware limited liability company that is a wholly-owned subsidiary of KBR Capital Partners, LLC, an affiliate of KBR. KBR Capital Markets is a licensed broker-dealer registered with the Financial Industry Regulatory Authority, Inc., or FINRA. KBR Capital Partners, LLC, an affiliate of KBR Capital Markets, LLC, the dealer manager, completed its acquisition of 100% of the assets of the registered broker-dealer on September 1, 2011. KBR Capital Partners, LLC is an institutional alternative investments firm that employs a multi-manager strategy to deliver a diversified and distinctive array of investment opportunities to individual and institutional investors. VII Peaks has entered into a joint venture agreement with KBR Capital Advisors, LLC, an affiliate of KBR Capital Partners, LLC, pursuant to which they may jointly sponsor additional public and private investment funds and real estate investment trusts, or REITs, in the future.

Liquidity Strategy

Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. For purposes of this prospectus, we define “liquidity event” to include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We expect that the liquidity event recommended by our board of directors will be completed within twelve months following the recommendation by our board of directors. If our board of directors recommends a liquidation of our assets or a merger or other transaction in which our shareholders would receive cash or shares in a listed company, we will cease making new investments in discounted corporate debt securities at the time of such recommendation. If, on the other hand, our board of directors recommends a listing of our shares on a national securities exchange, we may continue our investment strategy of investing in discounted corporate debt securities of public companies.

We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for shareholder liquidity. Prior to a liquidity event, our tender offer program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. See “Liquidity Strategy.”

Tender Offer Program

We do not currently intend to list our shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their shares promptly or at a desired price. Beginning with fourth calendar quarter of 2013 and on a quarterly basis thereafter, we intend to offer to repurchase shares of our common stock at a price equal to the net asset value per share on the date of repurchase. We currently intend to limit the number of shares to be repurchased during any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. We will offer to repurchase such shares on each date of repurchase at a price equal to the net asset value per share on each date of repurchase. See “Tender Offer Program.”

Conflicts of Interest

Conflicts of interest between us and the various roles, activities and duties of the Manager and its affiliates may occur from time to time. The Manager, its officers and other affiliates may act as a manager or general partner of other private or public entities, some of whom may have the same or a similar investment objective as the Company. As a result, conflicts of interest between us and the other activities of the Manager and its affiliates may occur from time to time. None of the agreements or arrangements, including those relating to compensation, between the Company, the Manager or their affiliates, is the result of arm’s-length negotiations. As a result, there may be conflicts between us, on the one hand, and our Manager, including members of its management team, on the other, regarding the allocation of resources to the management of our day-to-day activities.

Further, the officers of VII Peaks are involved in other ventures, some of which may compete with us for investment opportunities, including certain affiliated funds or managed accounts, and may be incentivized to offer investment opportunities to such other ventures rather than to us which would make it more difficult to achieve our investment objectives.

In addition, the officers of KBR may also be involved in other ventures, some of which may compete with us for investment opportunities.

To the extent that we compete with entities managed by our Manager for a particular investment opportunity, our Manager will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies, (2) the requirements of the Advisers Act, and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. Our Manager’s allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by our Manager or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

As a BDC, we will be subject to certain regulatory restrictions in making our investments. For example, we generally will not be permitted to co-invest with certain entities affiliated with our Manager in transactions originated by our Manager or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Manager or its affiliates in accordance with existing regulatory guidance and our allocation policy. Under existing regulatory guidance, we will be permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

We may seek exemptive relief from the SEC to engage in co-investment transactions with our Manager and/or its affiliates. However, there can be no assurance that we will obtain such exemptive relief, if requested. Even if we receive exemptive relief, neither our Manager nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we may co-invest alongside our Manager or its affiliates only in accordance with existing regulatory guidance and our allocation policy.

The compensation we pay to our Manager was not entered into on an arm’s-length basis with unaffiliated third parties. As a result, the form and amount of such compensation may be less favorable to us than they might have been had they been entered into through arm’s-length transactions with unaffiliated parties. See “Investment Advisory Agreement.”

The dealer manager for our offering is an affiliate of the Company and our Manager. This relationship may create conflicts in connection with KBR Capital Markets’ due diligence obligations under the federal securities laws.

Our charter prohibits certain activities between us and our Manager. See “Investment Advisory Agreement — Prohibited Activities” for a description of activities that are prohibited by our charter.

Taxation

We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our shareholders from our tax earnings and profits. To maintain our RIC tax treatment, we must meet, among other things, specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

We are a newly-organized, externally managed, non-diversified closed-end management investment company that elects to be treated as a business development company under the 1940 Act. Our principal executive offices are located at 255 Shoreline Drive, Suite 428, Redwood City, California 94065, telephone number 877-7000-KBR (877-7000-527).

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than those shown below. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company.

Shareholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)

Sales load to dealer manager(2)	10.0%
Offering expenses(3)	1.5%
Dividend Reinvestment Plan fees(4)	None
Total shareholder transaction expenses (as a percentage of offering price)	11.5%
Estimated annual expenses (as a percentage of net assets attributable to common shares)(1)
Base management fees(5)	2.0%
Incentive fees payable under the Investment Advisory Agreement (20% of investment income and capital gains)(6)	0.5%
Interest payments on borrowed funds(7)	None
Other expenses(8)	0.1%
Total Annual Expenses (estimated)(9)	2.6%

  Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our outstanding indebtedness and annual operating expenses remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$138	$184	$225	$339

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our distributions to our common stockholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all cash distributions at net asset value, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of (i) net asset value per share, and (ii) 95% of the most recent offering price or at such price to ensure that our shares are not sold at a price that is below net asset value per share. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. Our example also assumes that our Manager reimburses us for all organizational, offering and operating expenses (other than the management fee) until we reach $75 million in total assets, which we assume for purposes of this example occurs at the end of year two. See “Summary of Offering — Expense Reimbursement Agreement.”

(1)	Amount assumes that our net assets are $18 million at the beginning of the 12 month period beginning on June 1, 2013, that we sell $63.3 million worth of our shares of common stock during the 12 month period beginning on June 1, 2013, that our net offering proceeds from such sales equal $57 million, that are ending net assets are $75 million, and that our average net assets during such period equal one-half of the difference between the beginning and ending net asset values for such 12 month period, or $46.5 million. Actual expenses will depend on the number of shares of common stock we sell in this offering. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $63.3 million worth of our shares during the twelve months following June 1, 2013.
(2)	“Sales load” includes selling commissions of 7% of the gross proceeds from sales made by selected dealers and 3% for dealer manager fees. See “Plan of Distribution” for a description of the circumstances under which a selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases. Selling commissions and dealer manager fees will not be paid in connection with the purchase of shares pursuant to the distribution reinvestment plan.
(3)	Under our investment advisory agreement with our Manager, our Manager incurs offering expenses on our behalf and is entitled to reimbursement from us to the extent of 1.5% of our gross offering proceeds. Our Manager is responsible for the payment of our organization and offering expenses to the extent they exceed 1.5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us. However, we have also entered into an expense reimbursement agreement with our Manager, under which our Manager has agreed to reimburse all offering and operating expenses (excluding management fees and incentive fees) until the earlier to occur of August 3, 2014 or the start of the quarter in which we reach $75 million in net assets. Amounts reimbursed under the expense reimbursement agreement are not subject to recoupment at a later date. Since we do not project that we will reach $75 million in net assets during the 12 month period commencing June 1, 2013, we project that all offering expenses that are included in operating expenses will be reimbursed during such period.
(4)	The expenses of the dividend reinvestment plan are included in “other expenses.” See “Distribution Reinvestment Plan.”
(5)	Our base management fee is calculated as follows and payable monthly in arrears:
•	2.00% if our net assets are below $100 million;
•	1.75% if our net assets are between $100 million and $250 million; and
•	1.50% if our net assets are above $250 million.

For purposes of the “Fees and Expenses” Table, we are assuming that our net asset value at the end of the 12-month period commencing on June 1, 2013 is $75 million or less. As a result, we have estimated our base management fee to be 2.0% of net assets. See “Investment Advisory Agreement.”

(6)	We have assumed that our Manager is entitled to aggregate incentive fees of $219,000 over the 12 month period commencing on June 1, 2013, based on our operating results in the three months ended March 31, 2013 and the weighted average interest rate of investments in our investment portfolio. The incentive fee has two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income will be 20% of pre-incentive fee net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). “Adjusted capital” shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our share repurchase program. For purposes of the “Example” above which assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable during the initial 12-month period of our investment operations following the date we met the minimum offering requirement (which was July 10, 2012) as a result of the 8% annualized hurdle.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be an incentive fee on capital gains earned on liquidated investments from the portfolio and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

The incentive fees are based on our performance and will not be paid unless we achieve certain goals. We will record an expense accrual relating to the capital gains incentive fee payable by us to our investment advisor (but not pay) when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to our investment advisor if we were to liquidate our investment portfolio at such time. As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0% in this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater interest income or generate capital gains through our investments in portfolio companies. See “Investment Advisory Agreement” for more information concerning the incentive fees.

(7)	We have no current intention to incur leverage until at least June 1, 2014.
(8)	Other Expenses, or expenses incurred in connection with administering our business, consist of accounting, legal and auditing fees, the reimbursement of our chief compliance officer, our chief financial officer and their related staff and expenses incurred in connection with hedging our investment portfolio, but do not include offering expenses or management and incentive fees due our Manager. We estimate that our Other Expenses during such period would equal 0.1% as a percentage of average net assets. In particular, we estimate that Other Expenses would be approximately $550,000, which we estimated by annualizing the Other Expenses that we incurred in the first quarter of 2013. Our Manager has entered into an expense reimbursement agreement, under which the Manager has agreed to reimburse all offering and operational expenses (other than management or incentive fees due our Manager) until the earlier of August 3, 2014 or the start of the fiscal quarter in which we reach $75 million in net assets. Amounts reimbursed under the expense reimbursement agreement are not subject to recoupment at a later date. Since we do not project that we will reach $75 million in net assets during the 12 month period commencing June 1, 2013, we believe that shareholders will actually not bear any Other Expenses during such period.
(9)	The amounts include operating expenses that we project will be reimbursed by our Manager under an expense reimbursement agreement, under which our Manager is responsible for reimbursing us any offering or operating expenses (other than management or incentive fees due our Manager) on a quarterly basis to the extent such expenses are included in operating expenses during the quarter. Under the expense reimbursement agreement, the Manager reimbursed us for $1.4 million and $0.5 million of offering and operating expenses for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. Amounts reimbursed under the expense reimbursement agreement are not subject to recoupment at a later date.

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISOR

KBR Capital Markets receives compensation and reimbursement for services relating to this offering, and we compensate our Manager for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee, the subordinated incentive fee on income and the incentive fee on capital gains fee are calculated, see “Investment Advisory Agreement.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (75,000,000 Shares)(1)
Fees to KBR Capital Markets
Sales Load
Selling commissions(2)	7.0% of gross offering proceeds from the offering; all selling commissions are expected to be reallowed to selected dealers.	$53,287,500
Dealer manager fee(2)	Up to 3.0% of gross proceeds, all or a portion of which may be reallowed to selected dealers.	$22,837,500
Reimbursement to Our Investment Adviser
Other organization and offering expenses(3)	We reimburse our Manager for the organizational and offering costs it has incurred on our behalf only up to 1.5% of the gross offering proceeds received by us. Any organizational and offering expenses incurred by our Manager in excess of the 1.5% limit are borne by the Manager. Our Manager has entered into an expense reimbursement agreement, under which the Manager has agreed to reimburse all offering and operational expenses until the earlier of August 3, 2014 or the start of the quarter in which we reach $75 million in net assets.	$11,418,750

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (75,000,000 Shares)(1)
Investment Advisor Fees
Base management fee	Our base management fee is calculated as follows and payable monthly in arrears: 2.00% if our net assets are below $100 million; 1.75% if our net assets are between $100 million and $250 million; and 1.50% if our net assets are above $250 million. The base management fee may or may not be taken in whole or in part at the discretion of our Manager. All or any part of the base management fee not taken as to any month shall be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Manager shall determine.	$9,956,250
Subordinated incentive fee on income	The subordinated incentive fee on income is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter, and will be 20% but subordinated to a return on adjusted capital equal to 2.0% per quarter (an annualized rate of 8.0%).(4) No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the preferred quarterly return of 2.0% on adjusted capital. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.0% of adjusted capital, the subordinated incentive fee on income shall equal 20.0% of pre-incentive fee net investment income, if any, that exceeds 2.0%.(5)	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company. The Company has not achieved performance sufficient to realize subordinated incentive fee on income to date.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (75,000,000 Shares)(1)
Incentive fee on capital gains	An incentive fee on capital gains earned on liquidated investments of the portfolio will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement) and will equal 20.0% of our incentive fee on capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company. The amount of any incentive fee on capital gains earned on liquidated investments will be reported by the Company in its quarterly and annual financial statements filed with the SEC under the Exchange Act.
Other Expenses
Other operating expenses	We will reimburse the expenses incurred by our Manager in connection with its provision of administrative services provided to us, including the compensation payable by our Manager to our chief financial officer, our chief compliance officer and other administrative personnel of our Manager. We will not reimburse our Manager for personnel costs in connection with services for which our Manager receives a separate fee. In addition, we will not reimburse our Manager for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of our Manager. Our Manager has entered into an expense reimbursement agreement, under which the Manager has agreed to reimburse all offering and operational expenses until the earlier of August 3, 2014 or the start of the quarter in which we reach $75 million in net assets; as a result, we expect to be reimbursed for all operational expenses incurred in the next 12 months.	We have estimated these annual expenses to be approximately $550,000. Actual amounts may be lower or higher than this.

(1)	Assumes all shares are sold at the current offering price of $10.15 per share with no reduction in selling commissions or dealer manager fees. The offering price is subject to increase or decrease depending, in part, on our net asset value.
(2)	The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as directors or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan.
(3)	The organizational and offering expense reimbursement consists of costs incurred by our Manager and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of our Manager’s employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our Manager. Our Manager is responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from the offering, without recourse against or reimbursement by us. Our Manager has entered into an expense reimbursement agreement, under which the Manager has agreed to reimburse all offering and operational expenses until the earlier of August 3, 2014 or the start of the quarter in which we reach $75 million in net assets; as a result, we expect to be reimbursed for all offering and operational expenses incurred in the next 12 months.
(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in an increase in the amount of incentive fees payable to our Manager.
(5)	“Adjusted capital” shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our share repurchase program.

Certain of the advisory fees payable to our Manager are not based on the performance of our investments. See “Investment Advisory Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to our Manager, KBR Capital Markets and their affiliates and the conflicts of interest related to these arrangements.

CERTAIN QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q:	What is a business development company?
A:	A business development company is a closed-end fund that elects to be treated as a business development company under the 1940 Act. As such, a business development company is subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Business development companies typically invest in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. Business development companies can be internally or externally managed and may qualify to elect to be taxed as regulated investment companies, or RICs, for federal tax purposes if they so choose.
Q:	What is a RIC?
A:	A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its shareholders as taxable distributions. To qualify as a RIC, a company must meet, among other things, certain source-of-income and asset diversification requirements. In addition, in order to obtain and maintain RIC tax treatment, a company must distribute to its shareholders for each taxable year at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.
Q:	What is Co-Optivist?
A:	Co-Optivist (“cooperative activism”) is a registered trademark of VII Peaks. The strategy is designed to invest in the corporate debt and equity-linked debt securities of target companies, while actively working with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet.
Q:	What is the investment strategy of VII Peaks-KBR Co-Optivist Income BDC II, Inc.?
A:	We invest in discounted corporate debt and equity-linked debt securities of companies that have a perceived risk of near term liquidity issues but have solid business fundamentals and prospects, including historical revenue growth, positive cash flow, significant and sustainable market presence, and sufficient asset coverage. We take a principal position in discounted debt securities with the primary goal of restructuring the terms of the debt to allow the target company to increase its liquidity and strengthen its balance sheet. We offer our shareholders the ability to receive distributions as well as the potential capital appreciation resulting from the restructuring of the debt of our target companies. We believe this combination can provide investors with regular income and the potential for upside.
Q:	What is a “best efforts” securities offering?
A:	When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell such shares. Broker-dealers are not underwriters, and they do not have a firm commitment or obligation to purchase any of the shares of common stock.
Q:	How long will this offering last?
A:	This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years. This offering must be registered in every state in which we offer or sell our shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling our shares in any state in which our registration is not annually renewed or otherwise extended. Your ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q:	Who can buy shares in this offering?
A:	In general, you may buy our shares pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Manager and (e) the tax consequences of the investment. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Our affiliates may also purchase our shares. The selling commission and the dealer manager fee that are payable by other investors in this offering may be reduced or waived for certain purchasers, including our affiliates.

Q:	Is there any minimum initial investment required?
A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”
Q:	Will I be able to sell my shares in a secondary market?
A:	We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our shares, holders of our shares may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.
Q:	What is the experience of our Manager?
A:	Our investment activities are managed by our Manager, who oversees the management of our activities. Our Manager is co-owned by VII Peaks and KBR through a joint venture agreement whereby officers of our Manager are responsible for making investment decisions for us. The officers of our Manager have broad experience in investing and executing a wide variety of financial products and transactions. See “Portfolio Management” for more information on the experience of the officers of our Manager.
Q:	Who is VII Peaks?
A:	VII Peaks, a co-owner of VII Peaks-KBR, LLC, is an investment management firm that currently serves as a sub-advisor to a number of separate managed accounts managed by large global financial institutions and other private funds. VII Peaks is managed by our Chief Executive Officer, Gurpreet (Gurprit) S. Chandhoke, Stephen F. Shea and Bhavin Shah.
Q:	Who is KBR Capital Markets, LLC?
A:	KBR Capital Markets is a Delaware limited liability company that is a wholly-owned subsidiary of KBR Capital Partners, LLC, an affiliate of KBR. KBR Capital Markets is a licensed broker-dealer registered with FINRA. KBR Capital Partners, LLC, an affiliate of KBR Capital Markets, LLC, the dealer manager, completed its acquisition of 100% of the assets of the registered broker-dealer on September 1, 2011. KBR Capital Partners, LLC is an institutional alternative investments firm that employs a multi-manager strategy to deliver a diversified array of generally low and non-correlated investment opportunities to individual and institutional investors. VII Peaks has entered into a joint venture agreement with KBR Capital Advisors, LLC, an affiliate of KBR Capital Partners, LLC, pursuant to which they may jointly sponsor additional public and private investment funds in the future.
Q:	At what periodic frequency will we accept and close on subscriptions?
A:	We anticipate on closing on subscriptions received and accepted by us on a semi-monthly basis.

Q:	Will I receive a stock certificate?
A:	No. Our board of directors has authorized the issuance of shares of our capital stock without stock certificates. All shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs and transfer agency costs.
Q:	Can I invest through my IRA, SEP or after-tax deferred account?
A:	Yes, subject to the suitability standards. A custodian, trustee or other authorized person must process and forward to us subscriptions made through individual retirement accounts, or IRAs, simplified employee pension plans, or SEPs, or after-tax deferred accounts. In the case of investments through IRAs, SEPs or after-tax deferred accounts, we will send the confirmation and notice of our acceptance to such custodian, trustee or other authorized person. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.
Q:	What kinds of fees will I be paying?
A:	There are two types of fees that you will incur. First, there are shareholder transaction expenses that are a one-time up-front fee. They are calculated as a percentage of the public offering price and made up of selling commissions, dealer manager fees and offering expenses. Second, as an externally managed business development company, we will also incur various recurring expenses, including the management fees and incentive fees that are payable under our investment advisory agreement and administrative costs that are payable under our administration agreement. See “Fees and Expenses,” “Investment Advisory Agreement,” and “Administration Agreement” for more information.
Q:	How will the payment of fees and expenses affect my invested capital?
A:	The payment of fees and expenses will reduce: (1) the funds available to us for investments in portfolio companies, (2) the net income generated by us, (3) funds available for distribution to our shareholders and (4) the book value of your shares of common stock.
Q:	Are there any restrictions on the transfer of shares?
A:	No. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We do not intend to list our securities on any securities exchange for the foreseeable future, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.
Q:	Will I otherwise be able to liquidate my investment?
A:	Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We expect that the liquidity event recommended by our board of directors will be completed within twelve months following the recommendation by our board of directors. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. Prior to a liquidity event, our tender offer program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. See “Liquidity Strategy.”

Q:	Who can help answer my questions?
A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or KBR Capital Markets at:

KBR Capital Markets, LLC
255 Shoreline Drive, Suite 428
Redwood City, California 94065
(877) 7000-KBR

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this prospectus, before making a decision to invest in our shares. If any of the following events occur, our financial condition, business and results of operation, may be materially adversely affected. In that event, you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including but not limited to the risks described below.

Risks Related to Our Business and Structure

We are a recently formed entity with limited operating history and revenues, and you have no basis on which to evaluate our ability to achieve our business objectives.

We are a recently-formed development stage entity with limited operating history, commencing operations in July 2012 upon success in raising an aggregate of $1.0 million from investors unaffiliated with us or our Manager. Because we lack an extended operating history, there is no basis on which to evaluate our ability to achieve our business objectives. We have no long-term plans, arrangements or understandings with any prospective Target Investments and may be unable to make continued investments in discounted corporate debt and equity-linked debt securities pursuant to our investment strategy.

Our Manager is a recently-formed entity with a limited history of managing a portfolio of debt securities.

Our Manager is a recently-formed entity and has limited prior experience managing a portfolio of debt securities. Therefore, our Manager may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in shares of our common stock entails more risk than investing in a comparable company with a substantial operating history.

We face competition.

We face competition from a range of competitors, including mutual funds, private equity, hedge funds, and leveraged buyout funds. Many of these entities may have greater financial resources than we do or access to financing on more favorable terms than we will. These entities could make it more difficult or expensive to make investments in the debt securities of our target companies at appropriate price levels.

We may not have sufficient resources to cover our operating expenses and the expenses of consummating our business acquisitions.

If we do not raise sufficient proceeds from this offering and other sources of financing to fund our operating expenses and the expenses of consummating our business acquisitions, we may be unable to achieve our business objectives and may be forced to dissolve or liquidate.

Our board of directors has full authority and discretion over the timing and amount of distributions we make, and it may decide to reduce or eliminate distributions at any time, which may have an adverse affect on your investment.

To the extent that we have income available, we intend to authorize, declare and pay distributions to shareholders on a semi-monthly basis. Our distributions, if any, will be determined by our board of directors. There can be no assurances that we will be able to make distributions or, to the extent we make distributions, the level of distributions declared and paid to our shareholders or our ability to pay distributions. The target companies in which we intend to invest will generally have near-term liquidity issues that make investments in them highly speculative. If one or more of our investments in target companies is not successful, it may adversely impact our ability to make distributions to shareholders.

If we are unsuccessful in raising significant proceeds in this offering, we may not be able to invest in a diversified group of companies.

If we are unsuccessful in raising significant proceeds in this offering, we may not be able to invest in a diversified portfolio of investments. If our investment portfolio is not diversified, our performance will be more dependent on individual investments. If any of the companies in which we invest ultimately are forced to file for bankruptcy protection or otherwise be unable to satisfy the covenants in their financing agreements, we would be disproportionately and adversely affected as a result of our lack of diversification of investments. In addition, our ability to make distributions depends on our ability to successfully invest pursuant to our investment objectives. If we are unsuccessful in employing our Co-OptivistTM approach in executing our investment strategy, the timing and amount of distributions to our shareholders may be adversely impacted and our shareholders could lose some or all of their investment in us.

Purchases of debt securities of financially stressed companies create an enhanced risk of substantial loss or loss of entire investment.

We may purchase debt securities of companies that are experiencing significant financial or business stress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Such purchases involve a substantial degree of risk and may not show any return for a considerable period of time. In fact, many of these instruments ordinarily remain unpaid unless and until the company reorganizes and/or emerges from bankruptcy proceedings, and as a result may have to be held for an extended period of time. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial stress is unusually high. There is no assurance that we will correctly evaluate the nature and magnitude of the various factors that could affect the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a company in which we invest, we may lose our entire investment or may be required to accept cash or securities with a value less than our original investment. Under such circumstances, the returns generated from our investments may not compensate Investors adequately for the risks assumed.

Resources could be expended in researching investment opportunities that are not consummated, which could materially adversely affect subsequent attempts to locate and invest in other businesses.

It is anticipated that the investigation of each specific target company and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments necessary to restructure and de-lever their balance sheets will require substantial management time and attention and substantial costs for accountants, attorneys, and others. If a decision is made not to complete a specific investment, the costs incurred up to that point for the proposed transaction may not be recoverable. Furthermore, even if an agreement is reached relating to a specific target company, we may fail to consummate the transaction for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate additional investment opportunities.

Economic activity in the United States was impacted by the global financial crisis of 2008 and has yet to fully recover.

Beginning in the third quarter of 2007, global credit and other financial markets suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

Economic activity continues to be somewhat subdued as unemployment rates remain high. Despite this, capital has steadily flowed into the financial markets since the nadir of the credit crisis, as general risk aversion has subsided. As a result, corporate interest rate risk premiums, otherwise known as credit spreads, have declined significantly throughout most of 2009 and 2010. However, credit spreads remain above historical averages, particularly in the loan and high yield bond markets. The improving economic and market conditions which have driven these declines in credit spreads may reverse themselves if uncertainty returns to the markets. Such a reversal could negatively impact credit spreads as well as our ability to obtain financing, particularly from the debt markets.

The downgrade in the U.S.’s credit rating and the economic crisis in Europe could materially adversely affect our business, financial condition and results of operations.

On August 5, 2011, Standard & Poor’s downgraded the U.S.’s credit rating to AA+ from its top rank of AAA. The current U.S. debt ceiling and budget deficit concerns have increased the possibility of further credit-rating agency downgrades and an economic slowdown. The downgrade of the U.S.’s credit rating, together with signs of deteriorating sovereign debt and conditions in Europe, could have a material adverse effect on the financial markets and economic conditions in the U.S. and throughout the world. Additionally, austerity measures necessary to reduce the U.S.’s deficit could accelerate an already slowing U.S. economy in the near term.

The U.S.’s credit rating downgrade could negatively impact the trading market for U.S. government securities and would likely impact the credit risk associated with our investments in U.S. Treasury securities. This could reduce the value of the U.S. Treasury securities that we may hold in our portfolio. In addition, adverse market and economic conditions that could occur due to a downgrade of the U.S.’s credit rating on the U.S.’s debt could result in rapidly rising interest rates, a falling dollar, shakier financial markets and slowing or negative economic growth in the near term. These events could adversely affect our business in many ways, including, but not limited to, adversely impacting our portfolio companies’ ability to obtain financing, or obtaining financing but at significantly lower valuations than the preceding financing rounds. If any of these events were to occur, it could materially adversely affect our business, financial condition and results of operations.

A substantial portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of directors. We expect that a substantial portion of our investments will not trade on a national securities exchange or actively trade on a secondary market, but instead will trade on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we will value these securities quarterly at fair value as determined in good faith by our board of directors.

Certain factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities.

Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Manager to other types of investments in which our Manager may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

We are subject to regulations not applicable to private companies, including provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Beginning with our fiscal year ending December 31, 2013, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis, to evaluate and disclose changes in our internal control over financial reporting. As a newly-formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management’s time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

The impact of recent financial reform legislation on us is uncertain.

In light of current conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact our business, results of operations and financial condition. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Potential investors will not have preemptive rights to any shares we issue in the future. Our certificate of incorporation authorizes us to issue 200,000,000 shares of common stock. Pursuant to our certificate of incorporation, a majority of our entire board of directors may amend our certificate of incorporation to increase the number of authorized shares without shareholder approval. To the extent we issue additional equity interests after an investor purchases shares of our common stock, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of his/her shares.

We may acquire various structured financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our stockholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our stockholders.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Manager’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Manager under the investment advisory agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that are being paid by our Manager or its affiliates. In addition, we may issue equity awards to officers, employees and consultants. These awards would decrease net income and may further dilute your investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Manager, our earnings per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As we are currently organized, we do not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a standalone entity. Currently, individuals employed by our Manager and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from effectively managing our investments.

In recent years, management internalization transactions have been the subject of shareholder litigation. Shareholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur if we were to internalize our management functions would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce our net investment income.

Risks Related to our Manager

Our Manager has limited prior experience managing a business development company or a RIC.

Our Manager is a new entity and has limited experience managing a business development company or a RIC. Similarly, members of our Manager’s management team, including our Chief Executive Officer and our Chief Financial Officer, have no prior experience managing a business development company or RIC. Therefore, our Manager and its management team may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our shares may entail more risk than the shares of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to the other types of investment vehicles. For example, under the 1940 Act, business development companies are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a business development company or a RIC or could force us to pay unexpected taxes and penalties, which could be material. Our Manager has no experience managing a business development company or RIC. Its lack of experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

Members of our Manager’s management team may engage in other activities that compete with us.

The officers of our Manager anticipate devoting a significant portion of their time to the affairs of our Manager and performing services for other entities. As a result, there may be conflicts between us, on the one hand, and our Manager, including members of its management team, on the other, regarding the allocation of resources to the management of our day-to-day activities.

Further, the officers of VII Peaks are involved in other ventures, some of which may compete with us for investment opportunities and may be incentivized to offer investment opportunities to such other ventures rather than to us which would make it more difficult to achieve our investment objectives.

In addition, the officers of KBR may also be involved in other ventures, some of which may compete with us for investment opportunities.

Our Manager will receive compensation regardless of profitability.

Our Manager is entitled to receive certain significant fees and other compensation, payments and reimbursements regardless of whether the Company is profitable. For example, we will pay our Manager an annualized management fee calculated as follows and payable monthly in arrears:

•	2.00% if our net assets are below $100 million;
•	1.75% if our net assets are between $100 million and $250 million; and
•	1.50% if our net assets are above $250 million.

The management fee will be calculated based on the net asset value of our assets under management as of the last business day of each month and paid monthly in arrears. See “Investment Advisory Agreement.”

We may be obligated to pay our Manager incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles our Manager to receive an incentive fee based on our net investment income regardless of any capital losses. In such case, we may be required to pay our Manager an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Our Manager is not obligated to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a subsequent default, and such circumstances would result in our paying an incentive fee on income we never receive.

For federal income tax purposes, we are required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash (such as deferred interest that is accrued as original issue discount) and to make distributions with respect to such income to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of being a RIC, see “Material U.S. Federal Tax Considerations.”

Our incentive fee may induce our Manager to make speculative investments.

The incentive fee payable by us to our Manager may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our Manager is determined may encourage it to use leverage to increase the return on our investments. See “Investment Advisory Agreement.”

Shares of our common stock may be purchased by the Manager or its affiliates.

Our Manager and its affiliates may purchase shares of our common stock for any reason deemed appropriate; provided, however, that the Manager and its affiliates will not purchase or hold more than 5% of our outstanding shares of common stock. The Manager and its affiliates will not acquire any shares of our common stock with the intention to resell or re-distribute such shares. The purchase of shares by the Manager or its affiliates could create certain risks, including, but not limited to, the following:

•	the Manager or its affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our shares; and
•	substantial purchases of shares by the Manager or its affiliates may limit the Manager’s ability to fulfill any financial obligations that it may have to or on our behalf.

Our Manager relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the employees of our Manager or its affiliates. The loss of services of one or more members of our Manager’s management team, including members of our investment committee, could adversely affect our financial condition, business and results of operations.

The compensation we pay to our Manager was determined without independent assessment on our behalf, and these terms may be less advantageous to us than if they had been the subject of arm’s-length negotiations.

The compensation we pay to our Manager was not entered into on an arm’s-length basis with an unaffiliated third party. As a result, the form and amount of such compensation may be less favorable to us than they might have been had they been entered into through arm’s-length transactions with an unaffiliated third party.

Our Manager’s influence on conducting our operations, including on our conducting of transactions, gives it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our shareholders.

Our Manager is paid a management fee calculated as a percentage of our net assets and is unrelated to net income or any other performance base or measure. Our Manager may advise us to consummate transactions or conduct our operations in a manner that, in our Manager’s reasonable discretion, are in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to our Manager. Our Manager’s ability to influence the management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a business development company, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a business development company, which would have a material adverse effect on our business, financial condition and result of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a business development company would reduce our operating flexibility.

If we do not remain a business development company, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater shareholder dilution.

Under the 1940 Act, we generally are prohibited from issuing or selling our shares at a price below net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our shares, or warrants, options or rights to acquire our shares, at a price below the current net asset value of the shares if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders as well as those shareholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates will be restricted.

We will be prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC or adherence to certain interpretive advice from the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by our Manager or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code. See “Material U.S. Federal Tax Considerations.”

Risks Related to our Target Investments

The capital structures of our target companies may have significant leverage, which may increase our exposure to adverse economic factors.

Our target companies may have capital structures with significant leverage. To the extent our target companies are levered, such leverage may increase our exposure to adverse economic factors such as rising interest rates, downturns in the general economy or deterioration of the condition of the target company or its sector in its particular industry.

We do not expect to control our portfolio companies.

We do not expect to control our portfolio companies. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the limited liquidity for our debt investments in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities, but we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities. Accordingly, general interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, therefore may have a material adverse effect on our investment objectives and our rate of return on invested capital.

We invest a portion of our assets in privately held companies which presents certain challenges, including the lack of available information about these companies.

We invest a portion of our assets in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;
•	may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;
•	may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;
•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; and
•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of the Advisor’s management may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These privately negotiated over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Also, under the 1940 Act, if there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our board of directors. As a result if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Manager or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our Manager to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Certain macro-economic events may adversely affect the value of our bond positions and thus may impair our investment performance.

The following risks may adversely affect the value of our bond positions and thus may impair our investment performance:

•	Double-Dip Recession. If the U.S. economy slides back into a recession, it may cause a correction in bond prices driving them lower and increasing the cost of borrowing for companies
•	Correction in U.S. Treasuries or Broader Bond Markets. U.S. Treasuries and corporate bonds have seen a dramatic increase in prices over the past several quarters, driving down yields. A correction or trade out of these fixed income securities could correct bond prices across the board, from Treasuries to corporate debt.
•	Increase in Corporate Default Rates. Corporate debt default rates and bankruptcy rates have remained relatively flat and remain at extremely low levels (less than 2%). Any significant increase in default rates would depress bond prices as corporate borrowing costs increase.
•	Inflation. Core inflation in the United States remains around 1%. However, a significant increase in inflation would reduce the real return of debt securities, causing prices to drop.
•	Monetary Tightening and Rising Interest Rates. The U.S. Federal Reserve has recently issued a new round of quantitative easing, helping to spur liquidity in the capital markets. This has helped keep interest rates near an all-time low in the U.S. Eventually, as the economy recovers, the Federal Reserve may begin monetary tightening, causing an increase of interest rates that may drive down bond prices.
•	Devaluation of the U.S. Dollar. We invest in the debt securities of issuers domiciled in the United States. As such, the debt securities that we purchase will pay coupons denominated in U.S. dollars. A significant devaluation of the U.S. dollar could lead to lower bond prices as real returns are diminished due to a devalued currency.

Risks Related to This Offering and Our Shares

This is a speculative investment opportunity.

Our business objectives should be considered highly speculative, and there are no assurances that the Manager will satisfy those objectives. No assurances can be given that the Manager will realize a substantial return, if any, on its investment purchases, or that you will not lose your entire investment in us. For this reason, you should read this prospectus and all exhibits to the registration statement of which this prospectus forms a part carefully and should consult with your attorneys, tax advisors and financial advisors.

There is no market for the shares of our common stock nor do we expect a market to develop in the foreseeable future, which adversely affects the liquidity and price of our shares.

There is no market for the shares of our common stock and no market for our shares is expected to develop in the foreseeable future. Shareholders therefore have no access to information about prior market history on which to base their investment decision. As a result, you may be unable to sell your shares unless a market can be established and sustained.

If we are unable to raise substantial funds in our continuous “best efforts” offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby KBR Capital Markets and any selected dealers who enter into agreements with KBR Capital Markets are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. To the extent that less than the maximum number of shares is sold, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling our shares below net asset value per share.

The purchase price at which you purchase shares of common stock will be determined at closing date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than the net asset value of our shares. As a result, in the event of an increase to our net asset value per share, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price. See “Determination of Net Asset Value.”

Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their shares of common stock if our board of directors does not decrease the offering price in the event of a decline to our net asset value per share.

The purchase price at which you purchase shares will be determined at each semi-monthly closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting selling commissions and dealer manager fees. In the event of a decrease to our net asset value per share, you could pay a premium for your shares of common stock if our board of directors does not decrease the offering price.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. However, there can be no assurance that we will complete a liquidity event within such time or at all. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation.

Prior to the completion of a liquidity event, our tender offer program may provide a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Tender Offer Program” for a detailed description of our tender offer program.

In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for shareholder liquidity. We can offer no assurance that we will be able to effect a liquidity event. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her shares.

Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We expect that the liquidity event recommended by our board of directors will be completed within twelve months following the recommendation by our board of directors. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. There may be economic of other factors that negatively impact our ability to complete a liquidity event within this timeframe or at all. As a result, it may be difficult for investors to sell their shares.

Our ability to successfully conduct our continuous offering is dependent, in part, on the ability of KBR Capital Markets to successfully establish, operate and maintain a network of broker-dealers.

The success of our public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of KBR Capital Markets to establish and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If KBR Capital Markets fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Because KBR Capital Markets is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a shareholder.

The dealer manager, KBR Capital Markets, is one of our affiliates. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering.

Beginning with the fourth calendar quarter of 2013, we intend to offer to repurchase your shares on a quarterly basis. However, we are not required to make repurchases and there can be no assurance we will do so. As a result you may be unable to sell your shares and, to the extent you are able to sell your shares under the tender offer program, you may not be able to recover the amount of your investment in our shares.

Beginning with the fourth calendar quarter of 2013, we intend to commence tender offers to allow you to tender your shares on a quarterly basis at a price equal to the net asset value per share on the date of repurchase. To the extent that we make purchases, the tender offer program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed tender offer program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% in each quarter; (2) unless you tender all of your shares, you must tender at least 25% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $5,000 subsequent to submitting a portion of your shares for repurchase by us; and (3) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of directors may amend, suspend or terminate the tender offer program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a tender offer program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our tender offer program may be at a time that is disadvantageous to our shareholders.

When we make quarterly repurchase offers pursuant to our tender offer program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our tender offer program, the price at which an investor may sell shares, which will be equal to the net asset value per share on the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event an investor chooses to participate in our tender offer program, the investor will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our tender offer program, the investor will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

The offering price of the shares of our common stock offered hereby has been arbitrarily determined by our Manager and is no indication of their actual current value or our value.

The offering price of our shares offered hereby has been arbitrarily determined by our Manager and is no indication of their actual current value or our value. No assurance is or can reasonably be given that any of our shares could be sold for the offering price or for any other amount.

Various conflicts of interest exist between us and the roles, activities and duties of the Manager and its affiliates.

Conflicts of interest between us and the various roles, activities and duties of the Manager and its affiliates may occur from time to time. The Manager, its officers and other affiliates may act as a manager or general partner of other private or public entities, some of whom may have the same or a similar investment objective as the Company. As a result, conflicts of interest between us and the other activities of the Manager and its affiliates may occur from time to time. None of the agreements or arrangements, including those relating to compensation, between the Company, the Manager or their affiliates, is the result of arm’s-length negotiations.

Certain provisions of the Maryland Corporation Law could deter takeover attempts.

Our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our board of directors were to amend our bylaws to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. There can be no assurance, however, that we will not amend our bylaws at some time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our board of directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to that determination.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. Our board of directors may also, without stockholder action, amend our articles of incorporation to increase the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Risks Related to Taxation

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

The minimum annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We would also be taxed on any retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy an additional annual distribution requirement during each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment, or could be required to retain a portion of our income or gains, and thus become subject to corporate-level income tax.

The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because a portion of our investments are expected to be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate stockholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.

We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

 FORWARD-LOOKING STATEMENTS

This prospectus, including, without limitation, the sections entitled “Summary,” “Risk Factors,” and “Business,” contains forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” or “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	our ability to invest in discounted corporate debt and equity-linked debt securities of our target companies;
•	our ability to successfully employ our Co-OptivistTM approach in executing our investment strategy;
•	a limited pool of prospective target businesses;
•	our ability to pay distributions on our shares of common stock;
•	an economic downturn which could impair our target companies’ abilities to continue to operate, which could lead to the loss of some or all of our assets;
•	changes in general economic or business conditions or economic or demographic trends in the United States; and
•	the risks, uncertainties and other factors we identify in “Risk Factors” and elsewhere in this prospectus.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by our forward-looking statements. A description of some of the risks that could cause our actual results to differ appears under the section “Risk Factors” and elsewhere in this prospectus. Additional risks of which we are not currently aware or which we currently deem immaterial could also cause our actual results to differ.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to and do not undertake to update forward-looking statements. These forward-looking statements contained in this prospectus do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

ESTIMATED USE OF PROCEEDS

We use the proceeds from this offering, net of offering expenses, to invest in discounted corporate debt and equity-linked debt securities of our target companies in accordance with our objectives and using the strategies described in this prospectus. The remainder of the proceeds are used for working capital and general corporate purposes, including to fund redemption requests under our early redemption program. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or provide diversification of our portfolio.

Based on prevailing market conditions and depending on our evaluation of the investment opportunities then available, we anticipate that we will invest the proceeds from each subscription closing generally within 30 – 90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objectives and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our election to be taxed as a RIC. During this time, we may also use the net proceeds to pay operating expenses and to fund distributions to our shareholders. In addition, during this time, we will pay management fees under the Investment Advisory Agreement as described elsewhere in this prospectus.

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell: (1) $500,000,000 worth of common shares, and (2) the maximum number of shares registered in this offering, or 75,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock, if any, we sell in the offering. The table below assumes that common shares are sold at the current offering price of $10.15 per share. Such amount is subject to increase or decrease based upon, among other things, our net asset value per share.

The amounts in the table below assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as directors or fiduciaries, and sales to our affiliates. The reduction in these fees, as appropriate, will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because the amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$500 Million Raised		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$500,000,000	100.0%	$761,250,000	100.0%
Less:
Selling commissions	$35,000,000	7.0%	$53,287,000	7.0%
Dealer manager fee	$15,000,000	3.0%	$22,837,500	3.0%
Offering expenses	$7,500,000	1.5%	$11,418,750	1.5%
Net Proceeds/Amount Available for Investments	$442,500,000	88.5%	$673,706,250	88.5%

DISTRIBUTIONS

Subject to our board of trustees' discretion and applicable legal restrictions, we authorize and declare ordinary cash distributions on a semi-monthly basis and pay such distributions on a semi-monthly basis. Any distributions to our shareholders will be declared out of assets legally available for distribution. We expect to continue making distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our shareholders are appropriate. There can be no assurance that we will be able to sustain distributions at any particular level. Our distributions may exceed our earnings, which we refer to as a return of capital, especially during the period before we have invested substantially all of the proceeds of this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to our Manager.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, beginning with our taxable year ending December 31, 2012, as a RIC under the Code. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.

We declared our first distribution on July 30, 2012. The following table reflects the cash distributions per share that we have declared and paid on our common shares during the year ended December 31, 2012 and the year ending December 31, 2013 (through April 30, 2013). Dollar amounts in the table below are presented in thousands, except per share data:

	Distribution
For the Year Ended/Ending December 31,	Per Share	Amount
2012	$0.30625	$130
2013	$0.400836	$491
Totals	$0.707086	$621

We have adopted an “opt in” distribution reinvestment plan for our shareholders. As a result, if we make a distribution, our shareholders will receive their distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional common shares. See “Distribution Reinvestment Plan.”

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, and dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions. Our net investment income on a tax-basis for the year ended December 31, 2012 was $251,000.

The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. Therefore, a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. The actual tax characteristics of distributions to shareholders are reported to shareholders annually on a Form 1099-DIV.

The following table reflects the distributions per share paid or payable in cash or with the distribution reinvestment plan (“DRIP”) on the Fund’s common stock during the year ended December 31, 2012 and the year ending December 31, 2013 (through April 30, 2013) (dollars in thousands except per share amounts):

Payment Date	Source of Distribution	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2012:
August 17, 2012	(2)	$0.03	$3	$1	$4
August 31, 2012	(2)	0.03	3	1	4
September 14, 2012	(2)	0.03	6	3	9
September 28, 2012	(2)	0.03	6	3	9
October 15, 2012	(2)	0.03	8	4	12
October 31, 2012	(2)	0.03	8	4	12
November 16, 2012	(2)	0.03	11	6	17
November 30, 2012	(2)	0.03	11	6	17
December 17, 2012	(2)	0.03	12	10	22
December 31, 2012	(2)	0.03	13	10	23
2013:
January 17, 2013(1)	(2)	0.11	58	36	94
January 31, 2013	(2)	0.03	18	11	29
February 14, 2013	(2)	0.03	21	14	35
February 28, 2013	(2)	0.03	23	15	38
March 14, 2013(1)	(2)	0.11	87	61	148
March 29, 2013	(2)	0.03	27	18	45
April 15, 2013	(2)	0.03	29	20	49
April 30, 2013	(2)	0.03	32	21	53
			$377	$243	$620

(1)	Includes a special distribution of $0.077 per share.
(2)	Net Investment Income; there were no distributions paid with borrowings, offering proceeds, capital gain proceeds from sale of assets, non-capital gain proceeds from sale of assets, distribution on account of preferred and common equity or expense reimbursement from sponsor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We invest in discounted corporate debt and equity-linked debt securities of public and private companies whose securities trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the Target Investment’s management to restructure the underlying securities and improve the liquidity position of the Target Investment’s balance sheet. We employ a proprietary “Co-OptivistTM” approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks Capital, LLC, or VII Peaks, and is being used with their permission) in executing our investment strategy, which entails proactively engaging the Target Investment management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions.

Our investment objectives are to generate current income and capital appreciation. We meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our stockholders.

We make investments in Target Investments that meet our investment criteria. The size of an individual investment will vary based on numerous factors, including the amount of funds raised in our offering. However, assuming we raise the maximum offering amount of $750.0 million, we expect to hold at least 50 investments, and we anticipate that the minimum investment size will be approximately $0.25 million. We do not anticipate being heavily invested in any one industry, and generally, we do not expect to invest in more than two different classes of debt of the same Target Investment. We invest in debt and equity-linked debt of Target Investments with a minimum enterprise value of $200.0 million and whose debt and equity-linked debt is actively traded in the secondary loan market. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities.

We offer our stockholders the ability to receive distributions as well as the potential capital appreciation resulting from the restructuring of the debt of our Target Investments. To the extent we have distributable income available we anticipate declaring and paying distributions on a semi-monthly basis. We declared and paid distributions beginning in August 2012 at $0.03063 per share each (an annualized rate of 7.35% based on our initial public offering price of $10.00 per share) to stockholders. On December 27, 2012, for shareholders of record on December 27, 2012, and a payable date of January 17, 2013, the board of directors authorized a special distribution of $0.077 per share, together with the routine distribution of $0.03063 per share for a total one time annualized return of 8.11%.

Our Manager has an investment committee that is responsible for reviewing, discussing and approving each investment opportunity we seek to pursue. Our investment committee meets routinely to discuss new and existing opportunities and developments on current investments. Our investment committee currently consists of Mr. Chandhoke, our chief executive officer, Mr. Shea and Mr. Shah, who also serves on our board of directors as well.

Revenues

The principal measure of our financial performance is net increase in net assets resulting from operations, which includes net investment income, net realized gain on investments, net realized gain on total return swap, net unrealized appreciation and depreciation on investments, net unrealized appreciation and depreciation on total return swap and net unrealized gains and losses on foreign currency. Net investment income is the difference between our income from interest, dividends, fees and other investment income and our operating expenses. Net realized gain on investments is the difference between the proceeds received from dispositions of portfolio investments and their stated cost. Net unrealized appreciation and depreciation on investments is the net change in the fair value of our investment portfolio.

Expenses

Our primary annual operating expenses include the payment of base management fees and incentive fees and the reimbursement of expenses under our investment advisory agreement and our administration agreement with our Manager. We will bear all other expenses, which include, among other things:

•	corporate, organizational and offering expenses relating to offerings of our common stock, subject to limitations included in our investment advisory agreement;
•	the cost of calculating our net asset value, including the related fees and cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	fees payable to third parties relating to, or associated with, monitoring our financial and legal affairs, making investments, and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with marketing efforts;
•	federal and state registration fees and any stock exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses, including travel expenses;
•	costs of director and shareholder meetings, proxy statements, shareholders’ reports and notices;
•	costs of fidelity bond, directors and officers/errors and omissions liability insurance and other types of insurance;
•	direct costs, including those relating to printing of shareholder reports and advertising or sales materials, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002, the 1940 Act and applicable federal and state securities laws;
•	brokerage commissions for our investments;
•	all other expenses incurred by us or our Manager in connection with administering our business, including expenses incurred by our Manager in performing its obligations; and
•	the reimbursement of the compensation of our chief financial officer and chief compliance officer, whose salaries are paid by our Manager, to the extent that each such reimbursement amount is annually approved by our independent directors and subject to the limitations included in our administration agreement.

Portfolio Investment Activity for the period from July 10, 2012 (commencement of operations) through December 31, 2012 and the Three Months Ended March 31, 2013

For the year ended December 31, 2012, we made $7.2 million of investments in portfolio companies and received $1.2 million in aggregate amount of exits and repayments, resulting in net investments of $6.0 million for the period. We had no investments as of December 31, 2011. As of December 31, 2012, our investment portfolio consisted of 22 investment positions in 19 portfolio companies, and our estimated gross annual portfolio current yield was 10.08% and gross annual portfolio yield to maturity was 12.17% based on the purchase price of our investments. The average duration of our portfolio was approximately 2.42 months.

During the three months ended March 31, 2013, we made $7.2 million of investments in new portfolio companies and received $2.0 million in aggregate amount of exits and repayments, resulting in net investments of $5.2 million for the period. We had no investments as of March 31, 2012. As of March 31, 2013, our investment portfolio consisted of 29 investment positions in 22 portfolio companies. As of such date, our estimated gross annual portfolio current yield was 10.28% and gross annual portfolio yield to maturity was 11.20% based on the purchase price of our investments. The average duration of our portfolio was approximately 30.5 months.

As of March 31, 2013 and December 31, 2012, our short-term investments consisted of investments in money market funds of $1,801 and $1,304, respectively, which is included in investments, at fair value on the accompanying consolidated balance sheets and on the consolidated schedule of investments.

The following table summarizes the composition of our investment portfolio at cost and fair value as of March 31, 2013 and December 31, 2012 (in thousands):

	March 31, 2013 (Unaudited)			December 31, 2012
	Amortized Cost(1)	Fair Value	Percentage of Portfolio	Amortized Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans – First Lien	$1,526	$1,521	11.6%	$820	$819	11.5%
Senior Secured Loans – Second Lien	2,885	2,866	22.0%	911	859	12.1%
Senior Unsecured Debt	5,151	5,256	40.3%	3,174	3,115	43.7%
Senior Subordinated Debt	1,619	1,609	12.3%	1,038	1,030	14.4%
Investments – money market	1,801	1,801	13.8%	1,304	1,304	18.3%
	$12,982	$13,053	100%	$7,247	$7,127	100%

(1)	Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

We do not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of March 31, 2013 and December 31, 2012:

	March 31, 2013 (Unaudited)		December 31, 2012
Industry Classification	Fair Value	Percentage of Portfolio	Fair Value	Percentage of Portfolio
Healthcare & Pharmaceuticals	$2,405	18.4%	$830	11.7%
Investments – money market	1,801	13.8	1,304	18.3
Banking, Finance, Insurance & Real Estate	1,264	9.7	358	5.0
Beverage, Food & Tobacco	1,188	9.1	769	10.8
Telecommunications	1,034	7.9	764	10.7
High Tech Industries	949	7.3	771	10.8
Services: Consumer	866	6.6	541	7.6
Energy: Oil & Gas	792	6.1	—	—
Services: Business	607	4.7	365	5.1
Consumer Goods: Durable	602	4.6	401	5.6
Hotel, Gaming & Leisure	551	4.2	—	—
Retail	551	4.2	564	7.9
Consumer Goods: Non-durable	414	3.2	415	5.8
Environmental Industries	29	0.2	46	0.7
Total	$13,053	100%	$7,127	100%

Results of Operations

We commenced operations on July 10, 2012, when we raised in excess of $1.0 million from persons who are not affiliated with us or our Manager. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company. As a result, no comparisons with the comparable 2012 period have been included for the results of operations for the three months ended March 31, 2013. Similarly, no comparisons with the comparable 2011 period have been included for the results of operations for the period from July 10, 2012 (commencement of operations) through December 31, 2012. From January 1, 2012 through July 10, 2012, we incurred organizational costs of $100,000 which were funded by our Manager and expensed as incurred. During that same period we incurred offering costs of $400,000 which were funded by our Manager and were capitalized and amortized over 12 months beginning on July 10, 2012. As of July 10, 2013 all offering costs we incur are expensed as incurred.

Results of Operations for the Three Months Ended March 31, 2013

We commenced operations on July 10, 2012, when we raised in excess of $1.0 million from persons who are not affiliated with us or our Manager. Prior to satisfying the minimum offering requirement, we had no operations except for matters relating to our organization and registration as a non-diversified, closed-end management investment company. As a result, no comparisons with the comparable 2012 period have been included. Operating results for the three months ended March 31, 2013 are as follows:

Investment income	$244
Net operating expenses	99
Net investment income	145
Net realized gain from investments	47
Net change in unrealized appreciation on investments	189
Net increase in net assets resulting from operations	$381

Revenues

We generated investment income of $244,000 for the three months ended March 31, 2013, in the form of interest earned on senior secured debt, senior unsecured debt and subordinated debt in our portfolio. Such revenues represent $243,000 of cash interest earned, and $1,000 of other income. The level of interest income we receive is directly related to the balance of interest-bearing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases.

Expenses

Our total operating expenses were $606,000 for the three months ended March 31, 2013, which was offset by an expense reimbursement from our Manager in the amount of $507,000. Our operating expenses include base management fees attributed to our Manager of $75,000 for the three months ended March 31, 2013. Our Manager is eligible to receive incentive fees based on performance. We accrued incentive fee expenses during the three months ended March 31, 2013 of $24,000 with respect to unrealized gains on our investment portfolio. We generally expect our operating expenses related to our ongoing operations to increase because of the anticipated growth in the size of our asset base. Without taking into consideration the expense reimbursement commitment of our Manager, during the three months ended March 31, 2013, the ratio of our operating expenses to our average net assets was 8.9% and the ratio of our net operating expenses to average net assets, which includes $507,000 of expense reimbursements from the Manager, was 1.45%. Incentive fees, interest expense and costs relating to our continuous offering, among other things, may increase or decrease our operating expenses in relation to our expense ratios relative to comparative periods depending on portfolio performance, changes in benchmark interest rates such as LIBOR and offerings of our securities, among other factors.

Expense Reimbursement

We have entered into an expense reimbursement agreement with our Manager under which the Manager agreed to reimburse us for all U.S. GAAP compliant expenses recognized on our quarterly financial statements. In 2013, the expenses reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. We recognize a receivable on our books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and us to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which the Fund reaches $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are not subject to recoupment by the Manager at a later date.

During the three months ended March 31, 2013, we received $507,000 in reimbursements from our Manager.

Net Investment Income

Our net investment income totaled $145,000 for the three months ended March 31, 2013, of which $244,000 was attributable to investment income, less $606,000 of operating expenses, and plus $507,000 of expense reimbursements from our Manager.

Net Realized Gains or Losses

We sold investments and received principal repayments of $2,000,000 during the three months ended March 31, 2013, from which we realized a gain of $47,000.

Net Change in Unrealized Appreciation (Depreciation) on Investments

For the three months ended March 31, 2013, the net change in unrealized appreciation (depreciation) on investments totaled $189,000. The net change in unrealized appreciation (depreciation) on our investments during the three months ended March 31, 2013 was primarily driven by continued tightening of credit spreads as demand for senior loans and subordinated debt increased during the period.

Net Increase (Decrease) in Net Assets Resulting from Operations

For the three months ended March 31, 2013, the net increase in net assets resulting from operations was $381,000.

Results of Operations for the Period from July 10, 2012 (inception) to December 31, 2012

Revenues

We generated investment income of $146,000 for the period from July 10, 2012 through December 31, 2012, in the form of interest earned on senior secured debt, senior unsecured debt and subordinated debt in our portfolio. Such revenues represent $146,000 of cash interest earned. The level of interest income we receive is directly related to the balance of interest-bearing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases.

Expenses

Our total operating expenses were $1,313,000 for the period from July 10, 2012 through December 31, 2012, which was offset by an expense reimbursement from our Manager in the amount of $1,377,000 and a waiver of incentive fees by a manager of $41,000. Our operating expenses include base management fees attributed to our Manager of $61,000 for the period from July 10, 2012 through December 31, 2012. Our Manager is eligible to receive incentive fees based on performance. We accrued incentive fee expenses during the year ended December 31, 2012 of $41,000 with respect to unrealized gains on our investment portfolio, although the Manager waived such fee for the year ended December 31, 2012. We generally expect our operating expenses related to our ongoing operations to increase because of the anticipated growth in the size of our asset base. Without taking into consideration the expense reimbursement commitment of our Manager, during the period from July 10, 2012 through December 31, 2012, the ratio of our operating expenses to our average net assets was 43.80% and the ratio of our net operating expenses to average net assets, which includes $1,377,000 of expense reimbursements from the Manager, was -3.50%. Incentive fees, interest expense and costs relating to our continuous offering, among other things, may increase or decrease our operating expenses in relation to our expense ratios relative to comparative periods depending on portfolio performance, changes in benchmark interest rates such as LIBOR and offerings of our securities, among other factors.

Expense Reimbursement

We have entered into an expense reimbursement agreement with our Manager under which the Manager agreed to reimburse us for all U.S. GAAP compliant expenses recognized on our quarterly financial statements. In 2013, the expenses reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. We recognize a receivable on our books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and us to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which the Fund reaches $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are not subject to recoupment by the Manager at a later date.

During the year ended December 31, 2012, we received $1,377,000 in reimbursements from our Manager.

Net Investment Income

Our net investment income totaled $251,000 for the period from July 10, 2012 through December 31, 2012, of which $146,000 was attributable to interest earned on investments and $105,000 was attributable to expense reimbursements by our Manager in excess of actual expenses incurred for the period.

Net Realized Gains or Losses

We received principal repayments of $1,250,000 during the period from July 10, 2012 through December 31, 2012, from which we realized net gains of $68,000.

Net Increase (Decrease) in Net Assets Resulting from Operations

For the period from July 10, 2012 through December 31, 2012, the net increase in net assets resulting from operations was $132,000.

Financial Condition, Liquidity and Capital Resources

During the year ended December 31, 2012, we sold 1.0 million common shares (as adjusted for share distributions) for gross proceeds of $9,141,000. The gross proceeds received include reinvested shareholder distributions of $95,000. We also incurred offering costs of $831,000 in connection with the sale of our common shares which consisted primarily of legal, due diligence and printing fees. Our Manager funded these offering costs which were recorded as a contribution of capital. The offering costs were offset against capital in excess of par in our consolidated financial statements. The sales commissions and dealer manager fees related to the sale of our common shares were $910,000.

On July 10, 2012, we satisfied our minimum offering requirement of raising gross offering proceeds in excess of $1.0 million from persons who are not affiliated with us or our Manager, and commenced operations. As of March 31, 2013, we have sold 1,662,246 common shares (as adjusted for share distributions) for gross proceeds of $16.6 million.

We generate cash primarily from the net proceeds of our ongoing continuous public offering and from cash flows from fees, interest and dividends earned from our investments as well as principal repayments and proceeds from sales of our investments. We are engaged in a continuous public offering of our common shares. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. In connection with each semi-monthly closing on the sale our shares pursuant to this prospectus on a continuous basis, our board of directors or a committee thereof is required to make the determination that we are not selling our shares at a price below our then current net asset value within 48 hours of the time that we price our shares. We will update the information contained in this prospectus by filing a prospectus supplement with the SEC at least every 45 days to provide information on the status of the offering and to disclose our holdings, and we will also post any updated information to our website.

Prior to investing in debt securities, we invest the net proceeds from our continuous offering primarily in cash, cash equivalents, U.S. government securities, and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our business development company election and our election to be taxed as a RIC.

We do not expect to borrow funds during the following twelve months to make investments. In the future, however, if the market for debt financing presents attractively priced debt financing opportunities, or if our board of directors determines that leveraging our portfolio would be in our best interests and the best interests of our shareholders, we may decide to borrow funds to make investments. We do not currently anticipate issuing any preferred shares.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our affiliates and sponsors have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our sponsors have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Distributions and RIC Status

Our board of directors declared our initial distribution to shareholders on July 30, 2012. Subject to our board of trustees’ discretion and applicable legal restrictions, we intend to authorize, declare and pay distributions to shareholders on a semi-monthly basis. We generally set a record date for each dividend payment immediately prior to a closing date for new subscriptions. Any distributions to our shareholders are declared out of assets legally available for distribution. We expect to continue making distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our shareholders are appropriate. There can be no assurance that we will be able to sustain distributions at any particular level. From time to time we may also pay interim special distributions in the form of cash or common shares at the discretion of our board of trustees.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our shareholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We have elected to be treated, beginning with our taxable year ending December 31, 2012 as a RIC under the Code. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax.

We intend to continue to make our ordinary distributions in the form of cash, out of assets legally available for distribution, unless shareholders elect to receive their distributions in additional common shares under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. shareholder.

The following table reflects the cash distributions per share that we have declared and paid on our common shares during the year ended December 31, 2012 and the year ending December 31, 2013 (through April 30, 2013):

Payment Date	Source of Distribution	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2012:
August 17, 2012	(2)	$0.03	$3	$1	$4
August 31, 2012	(2)	0.03	3	1	4
September 14, 2012	(2)	0.03	6	3	9
September 28, 2012	(2)	0.03	6	3	9
October 15, 2012	(2)	0.03	8	4	12
October 31, 2012	(2)	0.03	8	4	12
November 16, 2012	(2)	0.03	11	6	17
November 30, 2012	(2)	0.03	11	6	17
December 17, 2012	(2)	0.03	12	10	22
December 31, 2012	(2)	0.03	13	10	23
2013:
January 17, 2013(1)	(2)	0.11	58	36	94
January 31, 2013	(2)	0.03	18	11	29
February 14, 2013	(2)	0.03	21	14	35
February 28, 2013	(2)	0.03	23	15	38
March 14, 2013(1)	(2)	0.11	87	61	148
March 29, 2013	(2)	0.03	27	18	45
April 15, 2013	(2)	0.03	29	20	49
April 30, 2013	(2)	0.03	32	21	53
			$377	$243	$620

(1)	Includes a special distribution of $0.077 per share.
(2)	Net Investment Income; there were no distributions paid with borrowings, offering proceeds, capital gain proceeds from sale of assets, non-capital gain proceeds from sale of assets, distribution on account of preferred and common equity or expense reimbursement from sponsor.

Distribution Reinvestment Plan

We have adopted an “opt-in” distribution reinvestment plan (“DRIP”) pursuant to which shareholders may elect to have the full amount of their cash distributions reinvested in additional shares of our common stock. If shareholders wish to receive their distribution in cash, no action will be required on their part to do so. There will be no selling commissions, dealer manager fees or other sales charges to shareholders if, they elect to participate in the DRIP. We will pay the plan administrator’s fees under the plan. Shareholders distribution amount will purchase shares at 95% of the price that the shares are offered pursuant to the effective registration statement of the public offering. Shares issued pursuant to our DRIP will have the same voting rights as our shares of common stock offered pursuant to our prospectus.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to the valuation of portfolio securities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Valuation of Portfolio Investments

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by our board of directors. In connection with that determination, our Manager prepares portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

With respect to investments for which market quotations are not readily available, we will undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by members of our investment committee, with such valuation potentially taking into account information received from our independent valuation firm, if applicable;
•	preliminary valuation conclusions are then documented and discussed with the members of our board of directors; and
•	our board of directors discusses valuations and will determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of members of our investment committee and any third-party valuation firm, if applicable.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

We have adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of market participants. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

Revenue Recognition

We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. Original issue discounts, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amount.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure net realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Payment-in-Kind Interest

We may have investments in our portfolio that contain a PIK interest provision. Any PIK interest is added to the principal balance of such investments and is recorded as income, if the portfolio company valuation indicates that such PIK interest is collectible. In order to maintain our status as a RIC, substantially all of this income must be paid out to shareholders in the form of dividends, even if we have not collected any cash.

Organization and Offering Expenses

Organization expenses are expensed on the Company’s statement of operations. Offering expenses, excluding sales load, are capitalized on our statements of assets and liabilities as deferred offering costs and expensed on our statements of operations over a period not to exceed 12 months, from the date that operations commence. We commenced operations on July 10, 2012. We have entered into an expense reimbursement agreement with our Manager, under which the Manager has agreed to reimburse us for all operating and offering expenses on a quarterly basis from inception until we and the Manager agree that we are financially self-supporting, but in no event longer than August 3, 2014. At the end of each quarter, we record a receivable from the Manager for the amount of our offering and operating expenses incurred during the quarter, which is subject to being setoff against any fees due our Manager.

Federal Income Taxes

We elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our shareholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must meet, among other things, specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

Contractual Obligations

We have entered into an investment advisory agreement with our Manager that compensates our Manager for its services. Under the investment advisory agreement, our Manager is entitled to a fee consisting of two components — a base management fee and an incentive fee. Our base management fee is calculated as follows and payable monthly in arrears: 2.00% if our net assets are below $100 million; 1.75% if our net assets are between $100 million and $250 million; and 1.50% if our net assets are above $250 million.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a return on adjusted capital equal to 2.0% per quarter, or an annualized rate of 8.0%.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be an incentive fee on capital gains earned on liquidated investments from the portfolio and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. See “Investment Advisory Agreement — Advisory Fees.”

In addition, we have entered into an administration agreement with our Manager under which we have agreed to pay our Manager amounts based on our allocable portion of our Manager’s overhead in performing its obligations under the administration agreement. See “Administration Agreement.”

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Recently Issued Accounting Pronouncements

The Company does not believe any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material adverse effect on the Company’s financial statements.

Related Party Transactions

Conflicts of interest between us and the various roles, activities and duties of the Manager and its affiliates may occur from time to time. The Manager, its officers and other affiliates may act as a manager or general partner of other private or public entities, some of whom may have the same or a similar investment objective as the Company. As a result, conflicts of interest between us and the other activities of the Manager and its affiliates may occur from time to time. None of the agreements or arrangements, including those relating to compensation, between the Company, the Manager or their affiliates, is the result of arm’s-length negotiations. As a result, there may be conflicts between us, on the one hand, and our Manager, including members of its management team, on the other, regarding the allocation of resources to the management of our day-to-day activities.

We are managed by the Manager. The Manager is wholly-owned by VII Peaks-KBR, LLC which is a joint venture between VII Peaks Capital, LLC (“VII Peaks”), and KBR Capital Advisors, LLC (“KBR”). Under the investment advisory agreement between us and the Manager, we are responsible for all operating expenses. In addition, we are contingently responsible for all offering and organizational expenses to the extent of 1.5% of the gross proceeds of the future offering of our securities, and the Manager is responsible for any amount of offering or organization expenses above the 1.5% limit. To the extent there are not future securities offerings, we are not responsible for reimbursement to the manger. At March 31, 2013, we are contingently indebted to the Manager for $1.2 million for offering costs and $0.1 of organizational costs that have been incurred by the Manager in excess of the 1.5% limit. From each closing held in our offering of common stock, we pay the Manager 1.5% of the gross proceeds of the closing for application to the payable to the Manager.

We have also entered into an expense reimbursement agreement with the Manager under which the Manager agreed to reimburse us for all U.S. GAAP compliant expenses recognized on our quarterly financial statements for 2012, retroactive to the date of our formation on August 3, 2011. In 2013, the expense reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. We recognize a receivable on our books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and us to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. As of March 31, 2013, the Manager was indebted to us for $1.9 million of expense reimbursements under the investment advisory agreement, and we were indebted to the Manager for $1.3; therefore, we have recorded $0.6 million as due from related party at March 31, 2013, which reflects the netting of $1.9 million due from the Manager and $1.3 million due to the Manager.

The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which we reach $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are not subject to recoupment by the Manager at a later date.

The compensation we pay to our Manager was not entered into on an arm’s-length basis with unaffiliated third parties. As a result, the form and amount of such compensation may be less favorable to us than they might have been had they been entered into through arm’s-length transactions with unaffiliated parties.

Further, the officers of VII Peaks are involved in other ventures, some of which may compete with us for investment opportunities, including certain affiliated funds or managed accounts, and may be incentivized to offer investment opportunities to such other ventures rather than to us which would make it more difficult to achieve our investment objectives.

In addition, the officers of KBR may also be involved in other ventures, some of which may compete with us for investment opportunities.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with our Manager in transactions originated by our Manager or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Manager or its affiliates in accordance with existing regulatory guidance and our allocation policy. Under existing regulatory guidance, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

We may seek exemptive relief from the SEC to engage in co-investment transactions with our Manager and/or its affiliates. However, there can be no assurance that we will obtain such exemptive relief, if requested. Even if we receive exemptive relief, neither our Manager nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we may co-invest alongside our Manager or its affiliates only in accordance with existing regulatory guidance and our allocation policy.

KBR Capital Markets, LLC, our Dealer Manager, is an affiliate of KBR, and is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”), and serves as the Dealer Manager for our public offering of shares of common stock. The Dealer Manager will receive selling commission of 7% of gross offering proceeds and a dealer manager fee of up to 3% of gross offering proceeds, all or a portion of which may be reallowed to selected dealers. This relationship may create conflicts in connection with KBR Capital Markets, LLC due diligence obligations under the federal securities laws.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates. Any investments we make that are denominated in a foreign currency will be subject to risks associated with changes in currency exchange rates. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved.

We may hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. During the periods covered by this report, we did not engage in interest rate hedging activities. We would not hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Assuming that our current balance sheet was to remain constant and no actions were taken to alter our existing interest rate sensitivity, a 100 basis point move in interest rates up or down from their December 31, 2012 levels, would increase or decrease our net income by $0.06 million annually. The effect of a 100 basis point increase or decrease in interest rates from their December 31, 2012.

BUSINESS

Overview

We invest in discounted corporate debt and equity-linked debt securities of public and private companies that trade on the secondary loan market for institutional investors and provide distributions to investors. At the same time, we actively work with the target company’s management to restructure the underlying securities and improve the liquidity position of the target company’s balance sheet. We employ a proprietary “Co-Optivist”TM approach (“cooperative activism”, Co-OptivistTM is a registered trademark of VII Peaks and is being used with their permission) in executing our investment strategy, which entails proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event) to create an opportunity for growth in the investments. Our strategy is not dependent on restructuring to generate distributions. Despite our rights to the name “Co-Optivist,” we do not have the exclusive right to use the “Co-Optivist” investment strategy described in this prospectus.

Our investment objectives are to generate current income and capital appreciation. We intend to meet our investment objectives by: (i) realizing income and capital appreciation through the acquisition, management and orderly liquidation of corporate debt securities, (ii) making distributions of available distributable cash to our shareholders, and (iii) preserving the capital investments of our shareholders.

Our proprietary “Co-Optivist”TM (cooperative activism) approach entails investment in the corporate debt and equity-linked debt securities of target companies, or Target Investments, in conjunction with proactively engaging the target companies’ management. We acquire Target Investments whose debt securities trade on the over-the-counter market for institutional loans at a discount to their par redemption value, and will be subject to a “redemption event” within (on average) 24 months. We define a “redemption event” as a maturity event or a put event (where investors in the target company’s debt security can have a redemption right at a pre-determined price). We hold such debt an average of 12 – 18 months, during which time we anticipate working actively with the target company’s management to effect and/or participate in a restructuring or exchange of the invested securities for new securities.

We make investments in target companies that meet our investment criteria. The size of an individual investment will vary based on numerous factors, including the amount of funds raised in this offering. However, assuming we raise the maximum offering amount of $750 million, we expect to hold at least 50 investments, and we anticipate that the minimum investment size will be approximately $250,000. We do not anticipate being heavily invested in any one industry, and generally, we do not expect to invest in more than two different classes of debt of the same target company. We invest in debt and equity-linked debt of target companies with a minimum enterprise value of $200 million and whose debt and equity-linked debt is actively traded in the secondary loan market. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities.

We offer our shareholders the ability to receive distributions as well as the potential capital appreciation resulting from the restructuring of the debt of our target companies. To the extent we have distributable income available we anticipate making distributions on a semi-monthly basis to our shareholders.

Between 2001 and 2008, corporate debt levels and the supply of leverage offered by banks and other investors steadily increased. We believe a significant amount of this debt will be subject to a redemption event prior to 2015. Many of the companies that have outstanding issues of such debt have not, or been unable to proactively refinance, creating a “refinancing wall” that we believe will create a liquidity shortfall for many issuers. The value of the debt securities of these companies as reflected in prices quoted in the secondary loan market, may be at a significant discount to par, and represent a premium yield to maturity reflective of these liquidity concerns, creating the opportunity for us to identify and invest in the debt securities of select companies at attractive current market valuations. We believe that our Co-OptivistTM approach can help our target companies achieve results that are beneficial to the long-term value of their businesses, which will in turn, result in capital gains through capital appreciation, or the exchange of invested securities into a current security or cash at a premium to its acquisition price. Our principals collectively have experience in principal investing, debt securities and general capital markets, and we believe we are well-positioned to capitalize on these opportunities.

This offering is intended to provide shareholders with a low minimum investment amount and limited liquidity of their shares of common stock. While our primary objective is to seek a restructuring of the debt securities we acquire, the success of our investment strategy is not entirely dependent upon a restructuring event. We seek to acquire debt securities that have an acceptable level of risk while also providing us with the potential to generate income to support sustainable distributions, even if no restructuring of the debt occurs. We also actively manage against potential downside risk and volatility by employing various hedging strategies, which may include purchasing derivatives or other securities. We do not anticipate that such equity exposure including overall hedging costs will exceed 5% of the overall portfolio.

To date, our efforts have been largely limited to our organization as well as activities related to this offering. While the officers of our Manager have experience employing our investment strategy, the Company and our Manager are each newly-formed entities, and the Company has not yet entered into any agreement or arrangement to acquire debt securities in any target company.

Our Manager

Our investment activities are managed by our Manager who is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Manager is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. Our Manager is led by Gurpreet (Gurprit) S. Chandhoke, who also serves as our Chief Executive Officer, Stephen F. Shea and Bhavin Shah. They are supported by the Manager’s team of employees, including investment professionals who have extensive experience in underwriting and issuing debt products that include high-yield, bank debt and convertible debt and have acted as financial advisers to private equity funds, venture capital firms and corporations in mergers and acquisitions, recapitalization and corporate finance transactions, and have served as principal investors in private equity and leveraged buyout transactions.

Our Manager has an investment committee that is responsible for reviewing, discussing and approving each investment opportunity we seek to pursue. We anticipate that our investment committee will meet once a week to discuss new and existing opportunities and developments on current investments. Our investment committee currently consists of Mr. Chandhoke, our Chief Executive Officer, Mr. Shah, our director, and Mr. Shea.

Our Affiliates

Our Manager is wholly-owned by VII Peaks-KBR, LLC, which is a joint venture between VII Peaks and KBR, with VII Peaks and KBR having a 50% ownership of VII Peaks-KBR, LLC. Founded in April 2009 with principal offices in Redwood City, California, VII Peaks, a co-owner of VII Peaks-KBR, LLC, is an investment management firm that currently serves as a sub-advisor to a number of separate managed accounts managed by large global financial institutions and other private funds. VII Peaks is managed by our Chief Executive Officer, Gurpreet (Gurprit) S. Chandhoke, Stephen F. Shea and Bhavin Shah.

KBR, a co-owner of VII Peaks-KBR, LLC, is an affiliate of KBR Capital Markets, our dealer manager. KBR employs a multi-manager strategy to deliver a diversified array of generally low and non-correlated investment opportunities to individual and institutional investors. KBR Capital Markets is a Delaware limited liability company that is a wholly-owned subsidiary of KBR Capital Partners, LLC, an affiliate of KBR. KBR Capital Markets is a licensed broker-dealer registered with FINRA. KBR Capital Partners, LLC, an affiliate of KBR Capital Markets, LLC, the dealer manager, completed its acquisition of 100% of the assets of the registered broker-dealer on September 1, 2011. The corporate headquarters for KBR and KBR Capital Markets are located in Redwood City, California. Our Director, Bhavin Shah, is a shareholder of KBR Capital Partners, Inc., and co-controls KBR Capital Partners, LLC, which wholly-owns KBR Capital Markets. Mr. Shah has no involvement in the day to day management or operations of KBR Capital Markets.

Our affiliates also manage VII Peaks-KBR Co-Optivist B Fund I, LLC, VII Peaks-KBR Co-Optivist R Fund I, LLC and VII Peaks-KBR Co-Optivist B Fund II, LLC, private funds that were formed to conduct private placements of securities and which have substantially similar investment objectives as the Company. As of February 25, 2013, VII Peaks-KBR Co-Optivist B Fund I, LLC, VII Peaks-KBR Co-Optivist R Fund I, LLC and VII Peaks-KBR Co-Optivist B Fund II, LLC have raised an aggregate of $11,705,671.

The investment objective, strategy and fee structure of the private funds are substantially similar to those of VII Peaks-KBR Co-Optivist Income BDC II, Inc. However, the performance of the private funds is not necessarily indicative of our future performance.

Market Opportunity

In the upcoming years, we believe many companies will face maturities and redemptions on significant amounts of outstanding debt and will have to find ways to refinance those obligations. As of December 2012, Credit Suisse estimates approximately $1.1 trillion of U.S. based high-yield and institutional loans to mature between 2013 and 2018.

While companies have recently taken advantage of the low-interest rate environment to amend and extend their debt maturities, we believe this is only a temporary push-out of the debt maturity wall without a meaningful reduction in overall outstanding debt. For the foreseeable future, we expect continued low demand for collateralized debt and soft economic growth to keep credit markets tight. The amount of speculative-grade debt (“BB+” and lower) coming due will continue to be a large share of overall maturing debt. Corporate borrowers whose debt carries lower ratings have had difficulty obtaining refinancing and face what we call a “refinancing wall”. As a result, many companies with speculative-grade debt have chosen to amend-and-extend their maturities rather than fully refinance their debt.

Our strategy is to invest in securities that are issued by companies with solid fundamentals and business prospects but who are facing a liquidity shortfall as they approach the “refinancing wall”. We believe that the expertise and experience of the officers of our Manager provide us with the ability to identify debt securities that we believe are currently mispriced in the secondary market and thus provide opportunity for returns as their values recover and appreciate.

Potential Competitive Strengths

We believe that we have the following potential competitive strengths as compared to investment funds that also invest in discounted corporate debt and equity-linked debt securities:

•	We Are Not a Traditional Distressed Fund. Traditional distressed debt investors typically seek to own the debt and engage in a bankruptcy process with the issuing company and eventually become equity holders. Through equity ownership, traditional distressed debt investors then intend to restructure operations of the company. In contrast, we do not invest in debt securities with the intent of undergoing a bankruptcy process. We look to partner with management to pro-actively avoid a default and bankruptcy situation. We are focused on restructuring company balance sheets, not company operations.
•	Investment Hold Period. We will not actively trade in and out of positions. Rather, we hold our investments for an average of 12 – 18 months. During this hold period we work co-operatively with target company management and other debt holders on a debt restructuring or exchange.
•	Comprehensive Private Equity Due Diligence Approach. We employ a comprehensive private equity approach to our investment due diligence process. This approach involves performing comprehensive business and industry due diligence and in-depth, bottoms-up valuation analyses for each investment, comparable to what a private equity firm with a long-term ownership position would conduct prior to investing in a target company. We believe this disciplined approach serves as an effective risk management tool for our investment process.
•	Relevant Capital Markets and Investment Experience. Our investment team consists of individuals who collectively have expertise and experience in principal investing, debt securities and general capital markets. The members of our investment team combined have been involved in the issuance of over $20 billion of debt securities, advised on a number of merger and acquisition transactions and invested in a number of private equity and leveraged buyout transactions.
•	Relationships With and Experience Working With Senior Management. Certain Target Investments may be companies for which the officers of our Manager have previously worked with and built relationships. The officers of our Manager also have experience in working with senior management teams of companies from a wide range of industries and will seek to leverage their contacts and experiences in executing our investment decisions.

Investment Criteria and Strategy

We invest in discounted corporate debt and equity-linked debt securities of companies that have a perceived risk of near term liquidity issues but have solid business fundamentals and prospects, including historical revenue growth, positive cash flow, significant and sustainable market presence, and sufficient asset coverage. We take a principal position in these debt securities with the primary goal of restructuring the terms of the debt to allow the target company to increase its liquidity and strengthen its balance sheet. Our typical target company has a debt redemption event (typically either a put or maturity event) on average within 24 months of our investment and has experienced a significant decline in its equity value reflective of a highly leverage capital structure or general market conditions. We believe that proactively guiding such companies to restructure their debt will allow them to increase liquidity and free up resources to grow their businesses rather than focusing on managing their debt obligations. We also believe that our involvement can allow the target company more flexibility to explore strategic alternatives, since the terms of the existing debt structure often limits strategic options for the target company.

The following is our primary investment criteria for our target companies:

•	minimum enterprise value of $200 million;
•	sufficient asset coverage of at least one and a half times the amount of our potential investment for outstanding liabilities;
•	debt or equity-linked debt trading at a discount to par or at a premium yield in secondary loan markets due to a perceived risk of near term liquidity issues;

•	balance sheet with debt to total capitalization of at least 50% or high debt to equity ratios; and
•	near term redemption (maturity or put) event on its debt creating an upcoming liquidity shortfall.

Enterprise value means the entire value of the company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. Enterprise value is determined using various factors, including cash flow from operations of the portfolio company, multiples at which private companies are bought and sold, and other pertinent factors, such as recent offers to purchase a portfolio company, recent transactions involving the purchase or sale of the portfolio company’s equity securities, liquidation events, or other events.

The securities that we target include high-yield debt, bank debt, convertible debt, and collateralized loan obligations (“CLO”), which are high-yield loans securitized into pools containing varying degrees of credit rating. We expect our portfolio to be predominantly composed of fixed-rate high-yield and equity-linked corporate debt securities. However, we may also purchase senior secured corporate debt securities which may have variable interest rates. We currently anticipate that the portion of our portfolio composed of variable rate corporate debt securities, if any, will not exceed 20%, but we may increase that to 33% of our aggregate portfolio at the time of any purchase depending on market opportunities. In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, high-yield bonds, private equity investments, distressed debt investments and securities of public companies that are not thinly traded. We expect that these public companies generally will have debt securities that are non-investment grade. We also may invest in debt securities of middle-market companies located outside of the United States. All investments by us will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

In each of our Target Investments, we seek to become an influential investor, typically either through the size of our position or cooperation with other debt holders to pursue the shared goal of a beneficial debt restructuring. We actively work with other debt holders and the target company management to potentially restructure and exchange the existing debt for new securities with amended terms. We believe that a debt restructuring can be a positive outcome for not just the issuer but also its other stakeholders.

•	For the issuer, a debt restructuring can potentially improve liquidity and strengthen its balance sheet by allowing the issuer to retire debt at a discount or obtain more favorable repayment terms.
•	For such issuers and their equity holders, a debt restructuring is typically viewed favorably by the equity markets and may result in price appreciation in the target company’s equity securities.
•	For investors in the existing debt, a restructuring is often effected through an exchange of securities at a premium to current trading levels to compel security holders to participate. The commencement of a restructuring and its perceived improvement to the Company’s balance sheet represents an opportunity for investors to participate in capital appreciation that may result from a recovery in the value of the debt securities.

We employ our Co-OptivistTM approach in executing our investment strategy, which entails taking an influential position and proactively engaging the target company management on average 24 months prior to a redemption event (typically a put or maturity event). This approach differs from traditional activist debt holders who typically wait until a company is near or at bankruptcy before beginning formal discussions regarding debt restructuring options. In addition, our strategy does not involve taking an operational role in the target company or changing management or members of the target company’s board of directors or actively negotiating the terms of the restructuring. Rather, we establish a positive working relationship in assisting our target companies to achieve shared goals.

We apply strict investment criteria to, and perform comprehensive due diligence on, each investment opportunity prior to making an investment decision. We focus on investment opportunities that provide us with the potential to generate income to support sustainable distributions, even if no restructuring of the debt occurs. We define a base case as a situation where no debt restructuring occurs and the target company management chooses to meet the redemption event. With a successful restructuring, we see a potential for further upside in returns that could potentially exceed our base case. In connection with our investments, we actively pursue various hedging strategies to manage the volatility and risk profile of our overall investment portfolio, which may include purchasing derivatives or other securities. We do not anticipate that such equity exposure including overall hedging costs will exceed 5% of the overall portfolio.

Investment Selection Process

Our investment committee is responsible for reviewing, discussing and approving each investment idea we seek to pursue. Our investment committee intends to meet once a week, as needed, to discuss new and existing ideas and developments on current investments. Our investment currently committee consists of Mr. Chandhoke, our Chief Executive Officer, Mr. Shah, our director, and Mr. Shea.

At the start of the investment selection process, the investment team will distribute to the investment committee a preliminary memorandum for each investment opportunity detailing how the investment fits our investment criteria and the associated opportunities and risks of such investment. The investment committee then decides whether to expend resources and proceed with further due diligence on a particular investment opportunity. For the opportunities that are approved for further diligence, the investment team will commence detailed due diligence. Upon completion of due diligence, the investment team will circulate a final due diligence report to the investment committee, which will include a full investment memorandum detailing the investment opportunities and risks along with all supplemental due diligence materials and exhibits, including industry and market research, due diligence summaries and financial analyses. The investment committee will review and discuss all materials and conduct a final vote on whether to execute on an investment. We will only make investments that are approved by a majority of the investment committee members, and no investment can be approved without the favorable vote on the investment by our Chief Executive Officer.

Below is a summary of our investment and approval process.

In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, securities of public companies that are not thinly traded and debt securities of companies located outside of the United States.

Investment Exit Strategy

We employ a strict sell discipline to our investments. As mentioned in our investment selection process, we look for investment opportunities that provide us with the potential to generate income to support sustainable distributions, even if no restructuring of the debt occurs. If a debt restructuring has not occurred upon an investment reaching this return threshold, we will continue our efforts to drive towards a restructuring. If a successful restructuring of the target company’s debt occurs, we intend to sell a portion of our holdings upon the next pre-determined sell threshold (which we estimate will be approximately twice the average current yield of high yield bonds), usually within one to two quarters after the restructuring event. At that time, depending on the market response to the proposed restructuring, we may choose to exit the entire investment or maintain a small portion to further augment returns.

We anticipate that it will take approximately two weeks to accumulate our position in a target company. Following that, we expect that it will take a minimum of additional two to four weeks to approach management of the target company with a debt restructuring proposal. Assuming the target company wishes to pursue our debt restructuring proposal, we expect that the restructuring itself will take approximately three to six months to implement. At any time during this process, if we feel the target company is unwilling to pursue our debt restructuring proposal, we will seek to dispose of our position in the target company in an orderly manner. We intend to avoid holding the discounted debt if a redemption event is approaching within six months and there is no existing evidence that this debt will be restructured.

The diagram below is illustrative of how we may use our position as an influential debtholder of a target company to restructure its indebtedness.

Monitoring

Valuation process.  Each quarter, we value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors determines the fair value of such investments in good faith, utilizing the input of our valuation committee, our Manager and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party valuation firms, if applicable. See “Determination of Net Asset Value.”

Managerial assistance.  As a business development company, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, our Manager will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than our Manager, will retain any fees paid for such assistance.

Portfolio Update

As of March 31, 2013, we have invested an aggregate of approximately $11.46 million in 29 investment positions in 22 portfolio companies.

As of such date, our estimated gross annual portfolio current yield was 10.28% and gross annual portfolio yield to maturity was 11.20% based on the purchase price of our investments. The average duration of our portfolio was approximately 30.5 months.

We have exited 10 portfolio companies in full and 2 partially for aggregate sales proceeds of $3,340,526.74.

On February 6, 2013, the Fund submitted its consent for its holdings in Education Management bonds to facilitate refinance of the 8.75% bonds at 100 cents. On March 6, 2013 the tender process for Education Management bonds was completed. The Fund received 44.416 cents in cash and 55.584 cents in new 15% PIK Education Management bonds due July 1, 2018 for a total payment of 100 cents.

On February 7, 2013 the Fund submitted its consent for its holdings in Avaya bonds to facilitate refinance of the 9.75% and 10.125% bonds at 102.5 cents including cash consent payment of 2.5 cents.

On March 6, 2013, the Fund submitted its consent for its holdings in Claire’s Stores bonds to facilitate repayment of the 9.25% bonds at 101.8 cents and 9.625% bonds at 101.875 cents including cash consent payment of 3.0 cents.

On March 18, 2013, the Fund submitted its consent for its holdings in Travelport LLC bonds to facilitate refinance of the 9.875% bonds at 100 cents. On April 15, 2013 the tender process for Travelport bonds was completed. The Fund received 42.50 cents in cash and 57.50 in new 13.875% Senior Unsecured Bonds due March 1, 2016 for a total payment of 100 cents.

Exchange/Repayment					Action taken by the Fund
Bond Name	Exchange/ Repayment Offer	Principal Payment	Consent Payment	Total Payment	Average Cost	Consent Date	Exit Date/Consent Payment	Number of months held before consent
Education Management LLC 8.75%	Partial exchange, Partial repayment[1]	100.000	—	100.000	83.77	2/6/2013	3/6/2013	3.75 months
Avaya, Inc. 9.75%	Exchange	100.000	2.500	102.500	87.46	2/7/2013	3/7/2013	3.08 months
Avaya, Inc. 10.125%	Exchange	100.000	2.500	102.500	87.46	2/7/2013	3/7/2013	3.08 months
Claire's Stores, Inc. 9.25%	Repayment	98.800	3.000	101.800	97.36	3/6/2013	3/15/2013	1.62 months
Claire's Stores, Inc. 9.625%	Repayment	98.875	3.000	101.875	94.64	3/6/2013	3/15/2013	2.58 months
Travelport LLC 9.875%	Partial exchange, Partial repayment[2]	100.000	—	100.000	89.43	3/18/2013	4/15/2013	2.62 months
1. The Fund received 44.416 cents in cash and 55.584 cents in new 15% PIK Education Management bonds due July 1, 2018 for a total payment of 100 cents.
2. The Fund received 42.50 cents in cash and 57.50 cents in new 13.875% Senior Unsecured Travelport LLC bonds due March 1, 2016 for a total payment of 100 cents.

Schedule of Investments – 03/31/2013 (unaudited)
Portfolio Company	Industry	Coupon Rate	Yield	YTM	Maturity	Market Value	% of Total
Senior Secured First Lien Debt
Apria Healthcare Group, Inc.	Healthcare & Pharmaceuticals	11.25%	10.81%	8.85%	11/1/2014	$345,050
GXS Worldwide, Inc.	Services: Business	9.75%	9.33%	7.73%	6/15/2015	$606,938
Rotech Healthcare, Inc.	Healthcare & Pharmaceuticals	10.75%	10.72%	10.61%	10/15/2015	$569,000
Total Senior Secured First Lien Debt			10.18%	9.07%		$1,520,988	11.65%
Senior Secured Second Lien Debt
Apria Healthcare Group, Inc.	Healthcare & Pharmaceuticals	12.38%	12.38%	12.36%	11/1/2014	$341,700
Aspect Software, Inc.	Telecommunications	10.63%	10.58%	10.63%	5/15/2017	$585,000
Bon-Ton Department Stores, Inc.	Retail	10.63%	10.61%	10.58%	7/15/2017	$300,375
Caesar's Entertainment	Hotel, Gaming & Leisure	10.00%	10.61%	12.51%	12/15/2015	$278,250
Logan's Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%	11.41%	12.36%	10/15/2017	$570,350
Radiation Therapy	Healthcare & Pharmaceuticals	8.88%	8.99%	9.26%	1/15/2017	$585,000
Saratoga Resources, Inc.	Energy: Oil & Gas	12.50%	11.81%	10.44%	7/1/2016	$202,500
Total Senior Secured Second Lien Debt			10.73%	11.07%		$2,866,175	21.96%
Senior Unsecured Debt
Alliance Healthcare Group, Inc.	Healthcare & Pharmaceuticals	8.00%	8.78%	10.78%	12/1/2016	$564,525
Alliance One International, Inc.	Beverage, Food & Tobacco	10.00%	9.51%	8.33%	7/15/2016	$617,906
Avaya Inc.	Telecommunications	10.13%	11.58%	15.65%	11/1/2015	$224,438
Avaya Inc.	Telecommunications	9.75%	11.15%	15.23%	11/1/2015	$224,438
Bon-ton Department Stores, Inc.	Retail	10.25%	10.17%	9.48%	3/15/2014	$250,245
Caesar's Entertainment	Hotel, Gaming & Leisure	10.75%	11.62%	13.98%	2/1/2016	$273,000
Education Management LLC	Services: Consumer	15.00%	17.91%	20.08%	7/1/2018	$278,343
First Data Corp.	Banking, Finance, Insurance & Real Estate	9.88%	9.57%	8.56%	9/24/2015	$370,800
Harland Clarke	Banking, Finance, Insurance & Real Estate	9.50%	9.50%	9.49%	5/15/2015	$591,750
Quicksilver Resources, Inc.	Energy: Oil & Gas	11.75%	11.52%	10.90%	1/1/2016	$280,369
Quicksilver Resources, Inc.	Energy: Oil & Gas	8.25%	8.46%	9.41%	8/1/2015	$306,000
Seitel Inc.	High Tech Industries	9.75%	9.59%	8.43%	2/15/2014	$451,800
Suntech Power Holdings Company, Ltd.	Environmental Industries	3.00%	4.23%	63.35%	3/15/2013	$28,750
The Yankee Candle Company, Inc.	Consumer goods: Non-durable	10.25%	9.82%	8.63%	2/15/2016	$206,250
Travelport LLC	Services: Consumer	9.88%	11.04%	17.39%	9/1/2014	$587,925
Total Senior Unsecured Debt			10.39%	11.85%		$5,256,538	40.27%
Senior Subordinated Debt
First Data Corp.	Banking, Finance, Insurance & Real Estate	11.25%	11.28%	11.34%	3/31/2016	$301,500
Sealy Mattress Co.	Consumer goods: Durable	8.25%	8.17%	7.50%	6/15/2014	$602,256
Serena Software, Inc.	High Tech Industries	10.38%	10.02%	9.11%	3/15/2016	$497,350
The Yankee Candle Company, Inc.	Consumer goods: Non-durable	9.75%	9.30%	8.33%	2/15/2017	$207,502
Total Senior Subordinated Debt			9.47%	8.82%		$1,608,608	12.32%
Investment	Money Market		0.00%	0.00%	Overnight	1,801,000
Total Investment – Money Market						$1,801,000	13.80%

TOTAL INVESTMENTS			10.28%	11.20%		$13,053,309	100.00%

Competition

In identifying, evaluating and selecting our target companies, we may encounter competition from other investors that may include mutual funds, private equity firms, hedge fund firms and leveraged buyout funds. Many of these entities may be well established and have experience identifying and effecting debt restructuring transactions. Moreover, many of these competitors may possess greater financial, technical, human and other resources than we do. However, we believe the existing network of relationships developed by the officers of our Manager, combined with their business and investment background and experience, places us in an excellent position to capitalize on attractive investment opportunities in the debt markets.

Employees

We do not currently have any employees. Our operations are managed by the officers of our Manager.

Legal Proceedings

Neither we nor our Manager is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against our Manager.

From time to time, we and individuals employed by our Manager may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of such legal proceedings cannot be predicted with certainty, we do not expect that any such proceedings will have a material effect upon our financial condition or results of operations.

Corporate History and Information

We are a newly-organized, externally managed, non-diversified closed-end management investment company that intends to elect to be treated as a business development company under the 1940 Act. Our principal executive offices are located at 255 Shoreline Drive, Suite 428, Redwood City, California 94065, telephone number 877-7000-KBR (877-7000-527).

MANAGEMENT

Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors is divided into three classes. Each class of directors holds office for a three-year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

The board of directors currently has an audit committee and a nominating and corporate governance committee and may establish additional committees from time to time as necessary. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Board of Directors and Executive Officers

Our board of directors consists of 5 members, 3 of whom are not “interested persons” of us or our Manager as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors are elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act.

Biographical Information

Biographical information for each of our executive officers and directors is set forth below. The address for each executive officer and director is c/o VII Peaks-KBR Co-Optivist Income BDC II, Inc., 255 Shoreline Drive, Suite 428, Redwood City, California 94065.

Executive Officers

The following persons serve as our executive officers in the following capacities:

Name	Age	Position Held
Gurpreet (Gurprit) S. Chandhoke	38	Chief Executive Officer and President
Cecilia Shea	55	Chief Financial Officer, Treasurer and Secretary
Gino Malaspina	45	Chief Compliance Officer

Gurpreet (Gurprit) S. Chandhoke

Mr. Chandhoke has been our Chief Executive Officer and President since inception and has also been a Managing Partner and Chief Investment Officer of VII Peaks since April 2009. Prior to this, he was Senior Vice President of Deutsche Bank Technology Investment Banking Group in San Francisco from August 2006 to February 2009. Before working for Deutsche Bank’s Technology Investment Banking Group, Mr. Chandhoke worked for UBS Investment Bank as an Associate Director from August 2005 to August 2006.

Mr. Chandhoke has more than six years investment banking experience. Mr. Chandhoke led several different types of debt issuances and restructuring discussions and transactions with technology companies and financial sponsors while at Deutsche Bank and UBS Investment Bank. During his tenure at both institutions he also participated in diverse corporate finance and M&A transactions in the internet, enterprise software and infrastructure and communications technology sectors. Mr. Chandhoke’s responsibilities at Deutsche Bank and UBS Investment Bank also involved the issuance of debt securities ranging from bank debt, corporate debt, high yield and convertible debt securities. Mr. Chandhoke also worked on corporate finance transactions ranging from mergers and acquisitions, initial public offerings, follow-on offerings, debt issuances and recapitalizations at both Deutsche Bank and UBS Investment Bank.

Mr. Chandhoke received a Master of Business Administration in Finance and Entrepreneurship from the Wharton School of Business. Mr. Chandhoke also received a Master Degree of Science in Electrical Engineering and a Master Degree of Science in Mechanical Engineering from the University of Minnesota and a Bachelor’s Degree in Electrical Engineering from the Government College of Engineering, University of Pune, India. Mr. Chandhoke was chosen as a J.N. Tata Scholar to pursue his graduate studies in the United States.

Mr. Chandhoke’s broad and extensive investment banking experience and involvement in a number of diverse corporate finance and M&A transactions as well as his experience as Chief Investment Officer for VII Peaks supports his appointment to the board of directors.

Cecilia Shea

Ms. Shea has served as a consulting Chief Financial Officer at KBR Capital Partners since May 2012. Prior to this, beginning in June 2011, she served as Chief Financial Officer and Chief Compliance Officer for Pagemill Partners, responsible for financial, administrative and compliance matters, as well as providing guidance on strategic management. Her position ended in March, 2012 when Pagemill Partners was acquired by Duff and Phelps. Prior to Pagemill Partners, Ms. Shea was affiliated with SVB Financial Group for almost nine years, eight as an employee, from May 2002 to May 2010, and eight months as a contractor for SVB Securities, from October 2010 to April 2011. At SVB Financial Group, she held progressive positions of responsibility such as Chief Administration Officer and Chief Financial Officer of SVB Analytics, Finance Project Manager for the general ledger conversion, Director of Finance for SVB Alliant, Assistant Controller, and Regulatory Reporting Manager.

Ms. Shea received her Bachelor of Science in Business Administration, with an emphasis in accounting, from the University of San Francisco. She is registered with FINRA with Series 7, 24, 27, 79 and 99 licenses. Ms. Shea is not related to Stephen F. Shea who is a member of our investment committee.

Gino Malasphina

Gino Malaspina has been our Chief Compliance Officer since March 2013. From October 2010 to present, Mr. Malaspina has served as Counsel for Cipperman & Company and Director at Cipperman Compliance Services. In these roles, Mr. Malaspina is responsible for assisting clients, including investment advisers, in the design, implementation and management of customized compliance solutions. From April 2009 through July 2010, Mr. Malaspina was an associate at the law firm of Stradley Ronon Stevens and Young, LLP, practicing in Investment Management. From July 2007 through March 2009 Mr. Malaspina was a law clerk in Stradley’s Investment Management Group., While at Stradley, Mr. Malaspina advised mutual funds and investment advisers in matters concerning the Investment Company Act of 1940 and the Investment Advisers Act of 1940. From April 2005 to July 2007, Mr. Malaspina worked as Assistant Vice President and Senior Manager of PFPC Inc. (now part of The Bank of New York Mellon). While with PFPC Inc., Mr. Malaspina provided regulatory services for registered investment companies.

Mr. Malaspina received his J.D. from Widener University School of Law and a B.A. from Albright College.

Directors

Interested Directors

Name	Age	Position	Director Since	Expiration of Term
Gurpreet (Gurprit) S. Chandhoke	38	Director, Chairman of the Board of Directors	2012	2015
Bhavin Shah	40	Director	2012	2014

Independent Directors

Name	Age	Director Since	Expiration of Term
Jeya Kumar	58	2012	2013
Amit Mahajan	37	2012	2015
Robert Winspear	47	2012	2014

Interested Directors

Gurpreet (Gurprit) S. Chandhoke

The business experience of Mr. Chandhoke can be found at “Management — Biographical Information — Executive Officers.”

Bhavin Shah

Mr. Shah has been a Managing Partner of KBR Capital Patners, LLC since 2010. Mr. Shah has spent the last 15 years in the investment management and private equity arenas. Mr. Shah’s investments have ranged from publicly-traded debt securities and structured fixed income investments to purchases of hard and soft-asset portfolios and in- and/or out-of-court recapitalizations/buyouts.

Mr. Shah was the Managing Director at Mount Kellet Capital Management from 2008 until 2010, a multi-strategy investment firm focused on global distressed, special situations and opportunistic investing. From 2006 to 2008, Mr. Shah served as a Managing Director of Oak Hill Advisors, a $10 billion credit-oriented investment firm. Prior to this, Mr. Shah was a Principal/Vice President with the Carlyle Group’s distressed and special situation arm, and led the firm’s investment sourcing, structuring and execution efforts from 2002 to 2006.

Prior to earning his MBA from the Harvard Business School, Mr. Shah worked with Morgan Stanley’s Princes Gate Investors. He also invested in cross-border infrastructure and technology opportunities at Soros Fund Management; and, he led engagements and helped open and grow the India offices at McKinsey and Company. In addition, Mr. Shah served at The White House as a Legislative Assistant to the President after graduating from the University of Michigan in Ann Arbor with Dual Bachelor of Arts degrees in Economics and Political Science with honors and distinction.

Mr. Shah’s broad and extensive experience in investment management and private equity as a Managing Director at Mount Kellet Capital Management and Oak Hill Advisors support his appointment to the board of directors.

Independent Directors

Jeya Kumar

Mr. Kumar has been an Advisor at Patni Computer Systems, Ltd. (“Patni”), which provides consulting, technology and business process outsourcing, and product engineering services, since 2011. Before that, from 2009 to 2011, Mr. Kumar served as the Chief Executive Officer of Patni, where he drove the company’s global operations and defined and executed the company’s long-term strategy.

From 2008 to 2009, Mr. Kumar served as the Chief Executive Officer of MphasiS Limited, which provides applications services, infrastructure services, and business process outsourcing services. Prior to MphasiS, he was Senior Vice-President of Sun Microsystems (“Sun”), which sold computers, computer components, computer software, and information technology services, and was a member of Sun’s Executive

Management Group from 2006 to 2008. At Sun, Mr. Kumar was responsible for his business unit’s financial performance, strategy, marketing, portfolio management, in-market management, product engineering, technology development, M&A and channels in more than 120 countries. Prior to this, he held various management and executive positions with a number of global technology firms.

Mr. Kumar has a Masters of Business degree from Curtin University, Australia; Bachelors of Business degree from the Royal Melbourne Institute of Technology, Australia; and postgraduate diplomas in Computer Science, Management Studies and Marketing Management. He also attended the Advanced Management Program at Oxford University.

Mr. Kumar’s broad and extensive experience as an executive officer for global companies, including being responsible for such companies performance and strategy support his appointment to the board of directors.

Amit Mahajan

Mr. Mahajan has been a Director at PineBridge Investments, a global multi-asset investment manager, where he has been responsible for sourcing, due diligence, and negotiating secondary private equity transactions. Mr. Mahajan joined PineBridge in 2005 and was previously responsible for executing private equity investments across several industries with a focus on global emerging markets. Between 2003 to 2005, while studying at Columbia Business School, Mr. Mahajan worked on private equity and merger and acquisition deals at investment firms Arcadia Investment Partners and Chatterjee Group. During his career, Mr. Mahajan gained substantial operating experience as a Manager at Oblix, a technology firm that has been acquired by Oracle and was a portfolio company of Kleiner Perkins Caufield & Byers and APAX Partners, from 2000 to 2003.

Mr. Mahajan has over ten years of experience in private equity, banking, and consulting, and began his career with Deloitte Consulting, where he advised multinational clients in energy, telecom, insurance, utilities, and the technology sector. He holds a Bachelor of Science in Computer Science and Engineering from the Institute of Technology, Delhi, India, and a Master of Business Administration from Columbia Business School.

Mr. Mahajan’s extensive experience with investments and private equity transactions at various companies support his appointment to the board of directors.

Robert Winspear

Robert Winspear has been the President of Winspear Investments LLC, a Dallas based private investment firm specializing in lower middle market transactions, since 2002. Winspear Investments has made investments in a wide range of industries including banking, real estate, distribution, supply chain management, mega yacht marinas and hedge funds.

Prior to forming Winspear Investments, Mr. Winspear was Vice President and Chief Financial Officer of Associated Materials Incorporated, a nationwide manufacturer and distributor of residential building products consisting primarily of vinyl siding and windows, from 1993 to 2002.

Mr. Winspear began his professional career in the Dallas office of Arthur Andersen where he worked as an auditor from 1988 to 1993. He holds a Bachelor of Business Administration and a Masters of Professional Accounting from the University of Texas at Austin.

Mr. Winspear is on the board of directors of Alpha Financial Technologies/EAM Corporation, located in Grapevine Texas.

Mr. Winspear’s extensive investment experience as Vice President and Chief Financial Officer of Associated Materials Incorporated and service on the board of directors Alpha Financial Technologies/EAM Corporation support his appointment to the board of directors.

Committees of the Board of Directors

Our board of directors has the following committees:

Audit Committee

The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are Jeya Kumar, Amit Mahajan and Robert Winspear, each of whom are independent. Robert Winspear serves as the chairman of the audit committee. Our board of directors has determined that Robert Winspear is an “audit committee financial expert” as defined under SEC rules.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee selects and nominates directors for election by our stockholders, selects nominees to fill vacancies on our board of directors or a committee thereof, develops and recommends to our board of directors a set of corporate governance principles and oversees the evaluation of our board of directors and our management. The nominating and corporate governance committee is currently composed of Jeya Kumar, Amit Mahajan and Robert Winspear, all of whom are independent. Jeya Kumar is expected to serve as chairman of the nominating and corporate governance committee.

Risk Oversight and Board Structure

Through its direct oversight role, and indirectly through its committees, the board of directors performs a risk oversight function for the Company consisting of, among other things, the following activities: (1) at regular and special board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the performance and operations of the Company; (2) reviewing and approving, as applicable, the compliance policies and procedures of the Company; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with, or reviewing reports prepared by, the representatives of key service providers, including the investment adviser, administrator, distributor, transfer agent, custodian and independent registered public accounting firm of the Company, to review and discuss the activities of the Company and to provide direction with respect thereto; and (5) engaging the services of the chief compliance officer of the Company to test the compliance procedures of the Company and its service providers. Gurpreet Chandhoke, who is an “interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act, serves as both the chief executive officer and chairman of the board of directors. The board of directors feels that Mr. Chandhoke, as chief executive officer of the Company, is the director with the most knowledge of the Company’s business strategy and is best situated to serve as chairman of the board of directors. The Company’s charter, as well as regulations governing business development companies generally, requires that a majority of the board of directors be persons other than “interested persons” of the Company, as defined in Section 2(a)(19) of the 1940 Act. The board of directors does not currently have a lead independent director. The board of directors, after considering various factors, has concluded that its structure is appropriate at this time given the fact that it is a newly-formed entity with no assets. As the Company’s assets increase, the board of directors will continue to monitor its structure and determine whether it remains appropriate based on the complexity of the Company’s operations.

Compensation of Directors

Each of our independent director are entitled to compensation for his services as a director in the amounts depicted below. We will not pay compensation to our interested directors. In addition, the independent directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings. There are no pension or retirement benefits being offered to our directors at this time.

Net Asset Value	Annual Retainer Fee	Board Meeting and Committee Meeting Fees (in Person)	Board Meeting and Committee Meeting Fees (by Phone)	Annual Chairperson Fee
$0 to $100 million	$10,000	$500/$250	$250	$1,500
$100 million to $300 million	$20,000	$1,000/$500	$250	$2,500
$300 million to $500 million	$30,000	$1,500/$750	$250	$3,500
Above $500 million	$40,000	$2,000/$1,000	$250	$5,000

Compensation of Executive Officers

Our executive officers will not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of our Manager or by individuals who were contracted by our Manager to work on behalf of us, pursuant to the terms of the investment advisory agreement or administration agreement. Each of our executive officers is an employee of our Manager, and the day-to-day investment operations and administration of our portfolio are managed by our Manager. In addition, we reimburse our Manager for our allocable portion of expenses incurred by our Manager in performing its obligations under the administration agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the administration agreement.

The investment advisory agreement and the administration agreement each provides that our Manager and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by our Manager or such other person, and our Manager and such other person shall be held harmless for any loss or liability suffered by us, if (i) our Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) our Manager or such other person was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by our Manager or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold our Manager or such other person harmless is only recoverable out of our net assets and not from our shareholders.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of our investment committee, which is currently composed of Mr. Chandhoke, our Chief Executive Officer, Mr. Shah, our director, and Mr. Shea. Our investment committee must approve each new investment that we make. The members of our investment committee are not employed by us, and receive no compensation from us in connection with their portfolio management activities. However, through their financial interests in our Manager, they will be entitled to a portion of any investment advisory fees paid by us to our Manager.

Investment Personnel

We consider the members of our investment committee and the officers of our Manager, each of whom is listed below, to be our portfolio managers.

Name	Position(s)
Gurpreet (Gurprit) S. Chandhoke	Member of our investment committee; Managing Partner and Chief Investment Officer, VII Peaks Capital, LLC
Bhavin Shah	Member of our investment committee; Managing Partner, KBR Capital Partners, LLC

See “Management — Biographical Information — Directors — Interested Directors” for biographical information of Messrs. Chandhoke and Shah.

Stephen F. Shea

Mr. Shea is a Managing Partner of VII Peaks Capital. Prior to VII Peaks, Mr. Shea worked as a consultant with investment banking and venture/private equity teams and helped registered investment advisers integrate and build out offerings into distribution channels with his long standing connections at a number of wire houses. Mr. Shea also advised hedge funds on new seeding opportunities in the commodities/futures space. Prior to his consulting work, Mr. Shea was Vice President of Institutional Sales RIA Team for Fidelity Investments in San Francisco, spending the majority of his time as a director of sales for Institutional Investment Managers, RIA wealth management teams and banks and trust companies. In addition, Mr. Shea was responsible for the signing, business development and retention of SEC registered RIA relationship in San Francisco and the Pacific Northwest. Prior to working for Fidelity Investments, Mr. Shea worked for Wentworth, Hauser and Violich Investment Counsel. At Wentworth, Mr. Shea was a member of Stock Selection and Investment Policy committees. He co-developed an open architecture WRAP, Sub-Advised, RIA platform. Before that, Mr. Shea worked at Deutsche Bank/Alex Brown. At Deutsche Bank/Alex Brown, Mr. Shea acted as a lead broker for many of the top technology executives.

Mr. Shea holds a Bachelor of Science in Business and Finance from St. Mary’s College in California.

The table below shows the dollar range of shares of our common stock to be beneficially owned by our portfolio managers.

Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Name of Portfolio Manager
Gurpreet (Gurprit) S. Chandhoke	$100,000 - $500,000
Bhavin Shah	None
Stephen F. Shea	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, or the “Exchange Act.”
(2)	The dollar range of equities securities beneficially owned by our directors is based on the initial offering price per share of $10.00.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

VII Peaks’ Advisory Board

VII Peaks is also advised by its Advisory Board which consists of renowned individuals with diverse business backgrounds with experience and expertise in the investment management industry. While VII Peaks expects to consult frequently with its Advisory Board members regarding advice and insight on a wide variety of topics and specialty areas, the Advisory Board members will not be involved in the investment decisions of the Manager and are not compensated for their services.

INVESTMENT ADVISORY AGREEMENT

Overview of Our Manager

Our investment activities are managed by our Manager who is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Manager is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. Our Manager is led by Gurpreet (Gurprit) S. Chandhoke, who also serves as our Chief Executive Officer, Stephen F. Shea and Bhavin Shah. They are supported by the Manager’s team of employees, including investment professionals who have extensive experience in underwriting and issuing debt products that include high-yield, bank debt and convertible debt and have acted as financial advisers to private equity funds, venture capital firms and corporations in mergers and acquisitions, recapitalization and corporate finance transactions, and have served as principal investors in private equity and leveraged buyout transactions.

Our Manager has an investment committee that is responsible for reviewing, discussing and approving each investment opportunity we seek to pursue. We anticipate that our investment committee will meet once a week to discuss new and existing opportunities and developments on current investments. Our investment committee currently consists of Mr. Chandhoke, our Chief Executive Officer, Mr. Shah, our director, and Mr. Shea.

Management Services and Responsibilities

Under the terms of the investment advisory agreement, our Manager:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;
•	determines what securities we will purchase, retain or sell;
•	identifies, evaluates, negotiates and structures the investments we make; and
•	executes, monitors and services the investments we make.

Under the investment advisory agreement, the Manager has a fiduciary responsibility for the safeguarding and use of our assets. The Manager is also subject to liability under both the 1940 Act and the Advisers Act for a breach of these fiduciary duties.

Our Manager’s services under the investment advisory agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, our Manager performs certain administrative services under the administration agreement. See “Administration Agreement.”

Advisory Fees

We pay our Manager a fee for its services under the investment advisory agreement consisting of two components — a base management fee and an incentive fee. The cost of both the base management fee payable to our Manager and any incentive fees it earns are ultimately borne by our stockholders.

Base Management Fee

Our base management fee is calculated as follows and payable monthly in arrears: 2.00% if our net assets are below $100 million; 1.75% if our net assets are between $100 million and $250 million; and 1.50% if our net assets are above $250 million. The base management fee may or may not be taken in whole or in part at the discretion of our Manager. All or any part of the base management fee not taken as to any month shall be deferred without interest and may be taken in such other month as our Manager shall determine. The base management fee for any partial month will be appropriately pro-rated.

Incentive Fee

The incentive fee has two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to our Manager under the investment advisory agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to our Manager in any calendar quarter in which our pre-incentive fee net investment income does not exceed the return rate of 2.0%;
•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.0% in any calendar quarter (8.0% annualized) is payable to our Manager once the return is reached.

“Adjusted capital'' shall mean cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our share repurchase program.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income
(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1
Assumptions
•	Investment income (including interest, dividends, fees, etc.) = 1.25%
•	Preferred return(1) = 2.0%
•	Base management fee(2) = 0.5%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.32%
•	Pre-incentive fee net investment income (investment income - (base management fee + other expenses)) = 0.43%
•	Pre-incentive fee net investment income does not exceed the preferred return rate, therefore there is no subordinated incentive fee on income payable.
Scenario 2
Assumptions
•	Investment income (including interest, dividends, fees, etc.) = 3.5%
•	Preferred return(1) = 2.0%

•	Base management fee(2) = 0.5%
•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.32%
•	Pre-incentive fee net investment income (investment income - (base management fee + other expenses)) = 2.68%
•	Subordinated incentive fee on income = 20.0% × 0.68% = 0.136%

Pre-incentive fee net investment income exceeds the preferred return; therefore, the subordinated incentive fee on income is 0.136%.

(1)	Represents 8.0% annualized preferred return.
(2)	Base management fee is calculated as follows and payable monthly in arrears: 2.00% if our net assets are below $100 million; 1.75% if our net assets are between $100 million and $250 million; and 1.50% if our net assets are above $250 million. Examples assume assets are equal to adjusted capital and that assets are less than $100 million.
(3)	Excludes organizational and offering expenses.

Example 2: Incentive Fee on Capital Gains

Scenario 1
Assumptions
•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)
•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million
•	Year 3: FMV of Investment B determined to be $25 million
•	Year 4: Investment B sold for $31 million

The incentive fee on capital gains would be:

•	Year 1: None
•	Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)
•	Year 3: None — $5 million (20.0% multiplied by ($30 million cumulative realized capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)
•	Year 4: Incentive fee on capital gains of $200,000 — $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains during operations taken in Year 2)
Scenario 2
Assumptions
•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)
•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million
•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million
•	Year 4: FMV of Investment B determined to be $35 million
•	Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

•	Year 1: None
•	Year 2: $5 million incentive fee on capital gains — 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)
•	Year 3: $1.4 million incentive fee on capital gains — $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains during operations received in Year 2
•	Year 4: None
•	Year 5: None — $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3

*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses are the payment of advisory fees and other expenses under the investment advisory agreement and other expenses necessary for our operations. Our investment advisory fee compensates our Manager for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate, organizational and offering expenses relating to offerings of our common stock, subject to limitations included in our investment advisory agreement;
•	the cost of calculating our net asset value, including the related fees and cost of any third-party valuation services;
•	the cost of effecting sales and repurchases of shares of our common stock and other securities;
•	fees payable to third parties relating to, or associated with, monitoring our financial and legal affairs, making investments, and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
•	transfer agent and custodial fees;
•	fees and expenses associated with marketing efforts;
•	federal and state registration fees and any stock exchange listing fees;
•	federal, state and local taxes;
•	independent directors’ fees and expenses, including travel expenses;
•	costs of director and shareholder meetings, proxy statements, shareholders’ reports and notices;
•	costs of fidelity bond, directors and officers/errors and omissions liability insurance and other types of insurance;
•	direct costs, including those relating to printing of shareholder reports and advertising or sales materials, mailing, long distance telephone and staff;
•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002, the 1940 Act and applicable federal and state securities laws;
•	brokerage commissions for our investments;
•	all other expenses incurred by us or our Manager in connection with administering our business, including expenses incurred by our Manager in performing its obligations; and

•	the reimbursement of the compensation of our chief financial officer and chief compliance officer, whose salaries are paid by our Manager, to the extent that each such reimbursement amount is annually approved by our independent directors and subject to the limitations included in our administration agreement.

Duration and Termination

Unless earlier terminated as described below, the investment advisory agreement remains in effect for a period of two years from the date that we met our minimum offering requirement, which was July 10, 2012, and will remain in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons.

The investment advisory agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory agreement provides that we may terminate the agreement without penalty upon 60 days’ written notice to our Manager. If our Manager wishes to voluntarily terminate the investment advisory agreement, it must give stockholders a termination and must pay all expenses associated with its termination. The investment advisory agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.

Without the vote of a majority of our outstanding voting securities, our investment advisory agreement may not be materially amended, nor may we engage in a merger or other reorganization with our Manager. In addition, should we or our Manager elect to terminate the investment advisory agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common stock, except in limited circumstances where a temporary adviser may be appointed without stockholder consent, consistent with the 1940 Act, for a time period not to exceed 150 days following the date on which the previous contract terminates.

Prohibited Activities

Our charter prohibits the following activities between us and our Manager:

•	We may not purchase or lease assets in which our Manager has an interest unless we disclose the terms of the transaction to our stockholders and the terms do not exceed the lesser of cost or fair market value, as determined by an independent expert;
•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;
•	Our Manager may not acquire assets from us unless approved by our stockholders in accordance with our charter;
•	We may not lease assets to our Manager unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;
•	We may not make any loans to our Manager except for the advancement of funds as permitted by our charter;
•	We may not acquire assets in exchange for our stock;
•	We may not pay a commission or fee, either directly or indirectly to our Manager, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;
•	Our Manager may not charge duplicate fees to us; and
•	Our Manager may not provide financing to us with a term in excess of 12 months.

In addition, the investment advisory agreement prohibits our Manager from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. Our Manager is also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, our Manager is prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification

Our charter and the investment advisory agreement provide that our Manager and its officers, directors, controlling persons and any other person or entity affiliated with, or acting on behalf of, our Manager (each an “Indemnified Party” and, collectively the “Indemnified Parties”) shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Indemnified Parties, nor shall the Indemnified Parties be held harmless for any loss or liability suffered by us, unless (i) the Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) the Indemnified Party was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of willful misfeasance, bad faith, or gross negligence by the Indemnified Party, and (iv) such indemnification or agreement to hold harmless for any loss or liability suffered is recoverable only out of our net assets and not from our stockholders.

Organization of our Manager

VII Peaks-KBR BDC Advisor II, LLC is a limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of our Manager is c/o 100 Pine Street, Suite 500, San Francisco, California 94111.

Board Approval of the Investment Advisory Agreement

Our board of directors held an in-person meeting on January 11, 2012 in order to consider and approve our investment advisory agreement. In its consideration of the investment advisory agreement, the board of directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by our Manager; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to our Manager from their relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment advisory agreement; (f) the organizational capability and financial condition of our Manager and its affiliates; (g) the possibility of obtaining similar services from other third party service providers or through an internally managed structure; and (h) the alignment of incentives of our Manager and our stockholders to be achieved by paying the incentive fee in shares of our common stock.

Based on the information reviewed and the discussions, the board of directors, including a majority of the non-interested directors, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided.

ADMINISTRATION AGREEMENT

Our Manager serves as our administrator. Pursuant to an administration agreement, our Manager furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, our Manager also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders. In addition, our Manager assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of our Manager’s overhead in performing its obligations under the administration agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the compensation of our chief financial officer and any administrative support staff. Under the administration agreement, our Manager will also provide on our behalf managerial assistance to those portfolio companies that request such assistance. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.

The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Manager and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Manager’s services under the administration agreement or otherwise as administrator for us.

LICENSE AGREEMENTS

We have entered into a license agreement with VII Peaks under which VII Peaks has agreed to grant us a non-exclusive, royalty-free license to use the names “VII Peaks” and “Co-Optivist.” We have also entered into a license agreement with KBR Capital Partners, LLC under which KBR Capital Partners, LLC has agreed to grant us a non-exclusive, royalty-free license to use the name “KBR.” Under these agreements, we will have a right to use the “VII Peaks,” “Co-Optivist” and “KBR” names for so long as our Manager or one of its affiliates remains our investment adviser. Other than with respect to these limited licenses, we will have no legal right to the “VII Peaks,” “Co-Optivist” or “KBR” names. These license agreements will remain in effect for so long as the investment advisory agreement with our Manager is in effect.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Conflicts of interest between the operation of the Company and other activities of the Manager and its affiliates and principals are expected to occur from time to time. The Manager, in its sole judgment and discretion, will try to mitigate such potential adversity by the exercise of its business judgment in an attempt to fulfill its obligations. However, the Manager has not developed, and does not expect to develop, any formal process for resolving conflicts of interest. Such conflicts may include:

Competing Programs

Conflicts of interest between us and the various roles, activities and duties of the Manager and its affiliates may occur from time to time. The Manager, its officers and other affiliates may act as a manager or general partner of other private or public entities, some of whom may have the same or a similar investment objective as the Company. As a result, conflicts of interest between us and the other activities of the Manager and its affiliates may occur from time to time. None of the agreements or arrangements, including those relating to compensation, between the Company, the Manager or their affiliates, is the result of arm’s-length negotiations. As a result, there may be conflicts between us, on the one hand, and our Manager, including members of its management team, on the other, regarding the allocation of resources to the management of our day-to-day activities.

Further, the officers of VII Peaks are involved in other ventures, some of which may compete with us for investment opportunities, including certain affiliated funds or managed accounts, and may be incentivized to offer investment opportunities to such other ventures rather than to us which would make it more difficult to achieve our investment objectives.

In addition, the officers of KBR may also be involved in other ventures, some of which may compete with us for investment opportunities.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally are not permitted to co-invest with certain entities affiliated with our Manager in transactions originated by our Manager or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Manager or its affiliates in accordance with existing regulatory guidance and our allocation policy. Under existing regulatory guidance, we are permitted to, and may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point.

We may seek exemptive relief from the SEC to engage in co-investment transactions with our Manager and/or its affiliates. However, there can be no assurance that we will obtain such exemptive relief, if requested. Even if we receive exemptive relief, neither our Manager nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we may co-invest alongside our Manager or its affiliates only in accordance with existing regulatory guidance and our allocation policy.

Compensation Arrangements

The compensation we pay to our Manager was not entered into on an arm’s-length basis with unaffiliated third parties. As a result, the form and amount of such compensation may be less favorable to us than they might have been had they been entered into through arm’s-length transactions with unaffiliated parties. See “Investment Advisory Agreement.”

Affiliated Dealer Manager

The dealer manager for our offering is KBR Capital Markets, which is an affiliate of the Company and our Manager. This relationship may create conflicts in connection with KBR Capital Markets’ due diligence obligations under the federal securities laws.

Expense Reimbursement Agreement

We have entered into an expense reimbursement agreement with our Manager, under which the Manager has agreed to reimburse us for all operating and offering expenses on a quarterly basis from inception until we and the Manager agree that we are financially self-supporting, but in no event longer than August 3, 2014. At the end of each quarter, we record a receivable from the Manager for the amount of our offering and operating expenses incurred during the quarter, which is subject to being setoff against any fees due our Manager.

License Agreements

We have entered into a license agreement with VII Peaks under which VII Peaks has agreed to grant us a non-exclusive, royalty-free license to use the names “VII Peaks” and “Co-Optivist.” We have also entered into a license agreement with KBR Capital Partners, to grant us a non-exclusive, royalty-free license to use the name “KBR.” Under these agreements, we have a right to use the “VII Peaks,” “Co-Optivist” and “KBR” names for so long as our Manager or one of its affiliates remains our investment adviser. Other than with respect to these limited licenses, we have no legal right to the “VII Peaks,” “Co-Optivist” or “KBR” names. These license agreements will remain in effect for so long as the investment advisory agreement with our Manager is in effect.

Appraisal and Compensation

Our articles of incorporation provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

Prohibited Activities

Our charter prohibits certain activities between us and our Manager. See “Investment Advisory Agreement — Prohibited Activities” for a description of activities that are prohibited by our charter.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

•	Each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;
•	Each of our directors and executive officers; and
•	All of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering. Percentage of beneficial ownership is based on 1,662,246 shares of common stock outstanding as of March 31, 2013.

Shares Beneficially Owned Immediately Prior to This Offering(1)
Name	Number	Percentage
5% Stockholders
None	—	—%
Executive Officers:
Cecilia Shea	—	—%
Interested Directors:
Gurpreet (Gurprit) S. Chandhoke(1)	22,333.33	1.3%
Bhavin Shah	—	—%
Independent Directors:
Jeya Kumar	—	—
Amit Mahajan	—	—
Robert Winspear	—	—
All officers and directors as a group (7 persons)	22,333.33	100%

*	Represents less than 1%.
(1)	VII Peaks-KBR BDC Advisor II, LLC is wholly-owned by VII Peaks-KBR, LLC, a Delaware limited liability company owned equally by VII Peaks Capital, LLC and KBR Capital Advisors, LLC. Gurpreet S. Chandhoke controls VII Peaks Capital, LLC and is deemed to be a beneficial owner of the shares owned by VII Peaks-KBR BDC Advisor II, LLC.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Gurpreet (Gurprit) S. Chandhoke	Over $100,000
Bhavin Shah	None
Independent Directors:
Jeya Kumar	None
Amit Mahajan	None
Robert Winspear	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, or the “Exchange Act.”

(2)	The dollar range of equities securities beneficially owned by our directors is based on our current public offering price of $10.15 per share.
(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

REGULATION

We are regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons”, as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of our investment policies are fundamental and any may be changed without stockholder approval.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

•	is organized under the laws of, and has its principal place of business in, the United States;
•	is not an investment company (other than a small business investment company wholly owned by the Company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
•	satisfies either of the following:
•	has a market capitalization of less than $250 million or does not have any class of securities listed on a national securities exchange; or
•	is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result thereof, the BDC has an affiliated person who is a director of the eligible portfolio company.
•	Securities of any eligible portfolio company which we control.
•	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

•	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.
•	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.
•	Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in “Regulation — Qualifying Assets” above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance. Where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group makes available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, or money market funds which invest in such assets, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we invest in money market funds which invest in highly rated commercial paper, U.S. Government agency notes, U.S. Treasury bills or in repurchase agreements relating to such securities that are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, certain diversification tests in order to qualify as a RIC for federal income tax purposes will typically require us to limit the amount we invest with any one counterparty. Our Manager will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any preferred stock or publicly traded debt securities are outstanding, we may be prohibited from making distributions to our stockholders or the repurchasing of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.

Code of Ethics

We and our Manager have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at

(202) 551-8090. In addition, the code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to our Manager. The Proxy Voting Policies and Procedures of our Manager are set forth below. The guidelines are reviewed periodically by our Manager and our independent directors, and, accordingly, are subject to change.

Introduction

Our Manager is registered with the SEC as an investment adviser under the Advisers Act. As an investment adviser registered under the Advisers Act, our Manager will have fiduciary duties to us. As part of this duty, our Manager recognizes that it must vote client securities in a timely manner free of conflicts of interest and in our best interests and the best interests of our stockholders. Our Manager’s Proxy Voting Policies and Procedures have been formulated to ensure decision-making consistent with these fiduciary duties.

These policies and procedures for voting proxies for our investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Manager evaluates routine proxy matters, such as proxy proposals, amendments or resolutions on a case-by-case basis. Routine matters are typically proposed by management and our Manager will normally support such matters so long as they do not measurably change the structure, management control, or operation of the corporation and are consistent with industry standards as well as the corporate laws of the state of incorporation.

Our Manager also evaluates non-routine matters on a case-by-case basis. Non-routine proposals concerning social issues are typically proposed by stockholders who believe that the corporation’s internally adopted policies are ill-advised or misguided. If our Manager has determined that management is generally socially responsible, our Manager will generally vote against these types of non-routine proposals. Non-routine proposals concerning financial or corporate issues are usually offered by management and seek to change a corporation’s legal, business or financial structure. Our Manager will generally vote in favor of such proposals provided the position of current stockholders is preserved or enhanced. Non-routine proposals concerning stockholder rights are made regularly by both management and stockholders. They can be generalized as involving issues that transfer or realign board or stockholder voting power. Our Manager typically would oppose any proposal aimed solely at thwarting potential takeovers by requiring, for example, super-majority approval. At the same time, our Manager believes stability and continuity promote profitability. Our Manager’ guidelines in this area seek a middle road and individual proposals will be carefully assessed in the context of their particular circumstances. If a vote may involve a material conflict of interest, prior to approving such vote, our Manager must consult with its chief compliance officer to determine whether the potential conflict is material and if so, the appropriate method to resolve such conflict. If the conflict is determined not to be material, our Manager’ employees shall vote the proxy in accordance with our Manager’s proxy voting policy.

Proxy Voting Records

You may obtain information about how we voted proxies by making a written request for proxy voting information to:

Chief Compliance Officer
VII Peaks-KBR Co-Optivist Income BDC II, Inc.
255 Shoreline Drive, Suite 428
Redwood City, California 94065

Other

We are not generally able to issue and sell our common stock at a price below net asset value, or NAV, per share. We may, however, issue and sell our common stock, at a price below the current NAV of the common stock, or issue and sell warrants, options or rights to acquire such common stock, at a price below the current NAV of the common stock if our board of directors determines that such sale is in our best interest and in the best interests of our stockholders, and our stockholders have approved making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

We expect to be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. In February 2013, we renewed our Crime Policy Financial Institution Bond in the aggregate limit of liability of $500,000 and Directors and Officer’s insurance with an aggregate limit of liability of $2,000,000.

We and our Manager are adopting and implementing written policies and procedures reasonably designed to prevent violation of the federal securities laws, and will review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by our board of directors. In connection with that determination, our Manager prepares portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by members of our investment committee, with such valuation taking into account information received from our independent valuation firm, if applicable;
•	preliminary valuation conclusions is then documented and discussed with the members of our board of directors; and
•	our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of members of our investment committee and any third-party valuation firm, if applicable.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

We have adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

Determinations in Connection With Offerings

In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. A decline in our NAV per share to an amount more than 5.0% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with its management, reasonably and in good faith determines that the decline in NAV per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) NAV per share decreases to more than 5.0% below our current net offering price and (ii) our board of directors believes that such decrease in NAV per share is the result of a non-temporary movement in the credit markets or the value of our assets, the board of directors will undertake to establish a new net offering price that is not more than 5.0% above our NAV per share. If our board of directors determines that the decline in our NAV per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase common stock at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the NAV per share of greater than 5.0%.

To the extent that the net asset value per share increases subsequent to the last semi-monthly closing, the price per share may increase. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. In connection with each semi-monthly closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, the board of directors or a committee thereof is required within 48 hours of the time that each closing and sale is made to make the determination that we are not selling shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share. The board of directors or a committee thereof will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC;
•	our management’s assessment of whether any material change in the net asset value has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the closing on and sale of our common stock; and
•	the magnitude of the difference between the net asset value disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of shares of our common stock, but instead it involves the determination by the board of directors or a committee thereof that we are not selling shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value at the time at which the closing and sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated.

DISTRIBUTION REINVESTMENT PLAN

Any investor who purchases shares of our common stock in this offering may elect to participate in our distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares.

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator’s fees under the plan.

Participation in the distribution reinvestment plan will commence with the next distribution paid after receipt of an investor’s written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month.

Any purchases of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions.

Your distribution amount will purchase shares of our common stock at 95% of the price that the shares are sold in the offering at the closing immediately following the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying Phoenix American Financial Services, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, the plan administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt-in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. At least annually, we will include tax information for income earned on shares under the distribution reinvestment plan on a Form 1099-DIV that is mailed to you. We reserve the right to amend, suspend or terminate the distribution reinvestment plan. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our gross assets on which the management fee and the incentive fee are determined and paid under our investment advisory agreement.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator or by contacting us.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 250,000,000 shares of stock, par value $0.001 per share, of which 200,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of March 31, 2013:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amount Under Column(3)
Common Stock	200,000,000	—	1,662,246
Preferred Stock	50,000,000	—	—

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, and subject to the express terms of any class or series of Preferred Stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a plurality of the outstanding shares of common stock at which a quorum is present will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a plurality of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors, with approval from a majority of our independent directors, is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Despite the above provisions of Maryland law, and in accordance with guidelines adopted by the North American Securities Administrations Association, our charter and the investment advisory agreement provide that our Manager and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by our Manager nor shall our Manager be held harmless for any loss or liability suffered by us, unless (1) our Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) our Manager was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Manager or an affiliate thereof acting as our agent and (4) the indemnification or agreement to hold our Manager harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former directors or officers of our Manager have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former directors or officers of our Manager to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors

As permitted by Maryland law, our directors will be elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. We believe that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our bylaws provide that the number of directors may never be less than one or more than twelve. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our charter as permitted by Maryland law, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under Maryland law, our stockholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

We currently have a total of 5 members of the board of directors, 3 of whom are independent directors. Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. In addition, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an action that requires approval of a majority of our stockholders includes:

•	Amending our investment advisory agreement;
•	Approving or disapproving the sale of all or substantially all of the assets of the Company when such sale is to be made other than in the ordinary course of the Company’s business;
•	Causing a merger or other reorganization of the Company;
•	Dissolving the Company; and
•	Removing our Manager and election of a new investment adviser.

Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Our charter and bylaws also provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Without the approval of a majority of our stockholders, our Manager may not:

•	Amend the investment advisory agreement except for amendments that would not adversely affect the interests of our stockholders;
•	Appoint a new investment adviser;
•	Sell all or substantially all of our assets other than in the ordinary course of business; and
•	Approve a merger or any other reorganization of the Company.

No Appraisal Rights

In certain extraordinary transactions, the Maryland General Corporation Law provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act defined and discussed below, as permitted by the Maryland General Corporation Law, and similar rights in connection with a proposed roll-up transaction, our charter provides that stockholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions — Appraisal and Compensation.”

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or
•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;
•	reserve for itself the right to fix the number of directors;
•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and
•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our charter, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by our charter and bylaws, the law would permit our board of directors to override further changes to the charter or bylaws.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.viipeaks-kbr.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Promptly following the payment of distributions to all stockholders of record residing in Maryland, we will send information to stockholders regarding the source of such distributions.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;
•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;
•	A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We intend to elect, beginning with our first taxable year subsequent to the date that we commence investment operations, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain and maintain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution.

Taxation as a Regulated Investment Company

If we:

•	maintain our qualification as a RIC; and
•	satisfy the Annual Distribution Requirement, then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

In order to maintain our qualification as a RIC for federal income tax purposes, we must, among other things:

•	continue to qualify as a business development company under the 1940 Act at all times during each taxable year;
•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and
•	diversify our holdings so that at the end of each quarter of the taxable year:
•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and
•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. Our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” As a result, we may be prohibited from making distributions necessary to satisfy the Annual Distribution Requirement. Even if we are not prohibited from making distributions, our ability to raise additional capital to satisfy the Annual Distribution Requirement may be limited. If we are not able to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Pursuant to a recent revenue procedure issued by the IRS, the IRS has indicated that it will treat distributions from certain publicly traded RICs (including BDCs) that are paid part in cash and part in stock as dividends that would satisfy the RIC’s Annual Distribution Requirement and qualify for the dividends paid deduction for income tax purposes. In order to qualify for such treatment, the revenue procedure requires that at least 10% of the total distribution be paid in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If the number of stockholders electing to receive cash would cause cash distributions in excess of 10%, then each stockholder electing to receive cash would receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder’s distribution in cash). This revenue procedure applies to distributions made with respect to taxable years ending prior to January 1, 2012. In situations where this revenue procedure is not applicable, the Internal Revenue Service has also issued private letter rulings on cash/stock dividends paid by RICs and real estate investment trusts using a 20% cash standard (instead of the 10% cash standard of the revenue procedure) if certain requirements are satisfied.

If we choose to pay a distribution in part in our stock consistent with the revenue procedure or the private rulings discussed above, Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current or accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. We have no current intention of paying dividends in shares of our stock.

Certain of our investment practices may be subject to special and complex federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause us to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor its transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.

If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to federal income tax on its allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if our allocable share of such income is distributed as a taxable dividend to its stockholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market at the end of each taxable year its shares in a PFIC; in this case, we will recognize as ordinary income our allocable share of any increase in the value of such shares, and as ordinary loss our allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in its income. Under either election, we may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

The remainder of this discussion assumes that we maintain our qualification as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. For taxable years beginning on or prior to December 31, 2012, to the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of 15%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 15% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 15% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for federal income tax. A stockholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are subject to a maximum federal income tax rate of 15% (20% for taxable years beginning after December 31, 2012) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, for taxable years beginning after December 31, 2012, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We have adopted a distribution reinvestment plan through which a stockholder may elect to receive distributions in the form of additional shares of our common stock, see “Distribution Reinvestment Plan.” Any distributions made to a U.S. stockholder that are reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

A “publicly offered” RIC is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a noncorporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For noncorporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered RIC after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We will report to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the 15% maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold federal income tax, or backup withholding, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)

In addition, with respect to certain distributions made to Non-U.S. stockholders in our taxable years beginning before January 1, 2012, no withholding is required and the distributions generally are not subject to federal income tax if (i) the distributions are properly reported to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to taxable years beginning on or after January 1, 2012. Currently, we do not anticipate that any significant amount of our distributions would be reported as eligible for this exemption from withholding even if such exemption were extended.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Recently enacted legislation generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after December 31, 2013, and the gross proceeds from the sale of any property that could produce U.S. source interest or dividends paid after December 31, 2014. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Maintain Our Qualification as a RIC

If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level federal taxes or to dispose of certain assets).

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions made in taxable years beginning on or before December 31, 2012 would be taxable to our stockholders as ordinary dividend income that, subject to certain limitations may be eligible for the 15% maximum rate to the extent of our current and accumulated earnings and profits provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify as a RIC that are recognized within the subsequent 10 years, unless we made a special election to pay corporate-level tax on such built-in gain at the time of our requalification as a RIC.

PLAN OF DISTRIBUTION

We are offering a maximum of $750,000,000 of shares of our common stock to the public at an offering price of $10.15 per share, except as provided below. The shares are being offered on a “best efforts” basis, which means generally that KBR Capital Markets is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We intend that the shares of common stock offered pursuant to this prospectus will not be listed on any national securities exchange for the foreseeable future, and neither KBR Capital Markets nor the selected dealers intend to act as market-makers with respect to our common stock.

Dealer Manager and Selected Dealer Compensation and Terms

Our dealer manager is KBR Capital Markets, an affiliate of our Manager and a member of FINRA and the SIPC. KBR Capital Markets is headquartered at 255 Shoreline Drive, Suite 428, Redwood City, California 94065. KBR Capital Markets will act as a distributor of our shares of common stock offered by this prospectus.

Except as provided below, the dealer manager will receive selling commissions of 7.0% of the gross offering proceeds from sales in the offering. The dealer manager will also receive 3.0% of the gross proceeds from the offering in the form of a dealer manager fee as compensation for acting as the dealer manager and for expenses incurred in connection with marketing our shares, travel, food and lodging for employees of the dealer manager, sponsor training and education meetings, attendance fees and expense reimbursements for broker-dealer sponsored training and education meetings and attendance fees and expenses for industry sponsored training and education meetings. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares. No selling commissions or dealer manager fees will be charged on shares purchased pursuant to our distribution reinvestment plan.

The dealer manager may authorize certain other broker-dealers who are members of FINRA, who we refer to as selected dealers, to sell our shares. In the event of the sale of shares by selected dealers, the dealer manager may reallow all of its selling commissions to the selected dealers. In addition, the dealer manager may reallow a portion of its dealer manager fee to selected dealers to be paid to such selected dealers as marketing fees and for reimbursement of offering-related expenses. The maximum amount of reimbursements would be based on factors such as the number of shares sold by selected dealers, the assistance of such selected dealers in marketing the offering and due diligence expenses incurred. In addition, we will reimburse the dealer manager and selected dealers for bona fide due diligence expenses, provided that such expenses are detailed on itemized invoices.

We have agreed to indemnify the selected dealers and the dealer manager against liabilities, including liabilities under the Securities Act of 1933, as amended, that arise out of breaches by us of the dealer manager agreement between us and the dealer manager or material misstatements and omissions contained in this prospectus, other sales material used in connection with this offering or filings made to qualify this offering with individual states. Indemnification of the selected dealers and the dealer manager will not be allowed for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	There has been a successful adjudication on the merits of each count involving alleged securities law violations;
•	Such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or
•	A court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in the state in which our securities were offered as to indemnification for violations of securities laws.

KBR Capital Markets and selected dealers are required to deliver a copy of the prospectus to each potential investor. We may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to KBR Capital Markets and selected dealers as an alternative to paper copies when possible. As a result, if KBR Capital Markets or a selected dealer chooses, with an investor’s prior consent, it may provide an investor with the option of receiving the prospectus, a subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If KBR Capital Markets or a selected dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and FINRA and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy of these documents upon request to KBR Capital Markets or the selected dealer.

Share Distribution Channels

We expect KBR Capital Markets to use multiple distribution channels to sell our shares. These channels may have different selling commissions, and consequently, a different purchase price for the shares.

KBR Capital Markets is expected to engage selected dealers in connection with the sale of the shares of this offering in accordance with selected dealer agreements. No selected dealers have entered into a selected dealer agreement related to this offering prior to the effective date of our registration statement. Except as otherwise described, selling commissions and dealer manager fees will be paid by us to KBR Capital Markets in connection with such sales.

We may sell shares to retirement plans of selected dealers, to selected dealers in their individual capacities, to IRAs and qualified plans of their registered representatives or to any one of their registered representatives at $9.30 per share, reflecting the fact that selling commissions in the amount of $0.70 per share will not be payable in connection with such sales. The net proceeds to us from such sales made net of commissions will be identical to net proceeds we receive from other sales of shares. The net proceeds to us from such sales made net of commissions will be identical to net proceeds we receive from other sales of shares.

We also expect to deliver our shares through independent investment advisers (affiliated with registered broker-dealers) and through banks and other entities exempt from broker-dealer registration and acting as trustees or fiduciaries.

Subject to compliance with applicable regulations, we may sell shares directly to certain institutional investors in negotiated transactions in which no party is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these institutional investors.

Special Discounts

We may waive or reduce certain fees and expenses in connection with the sale of our shares that will represent a discount to the price at which our securities are offered to the public. However, the amount of net proceeds to us is not expected to be affected by these discounts.

Our executive officers and directors and their immediate family members, as well as officers and persons associated with our Manager and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by our management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of shares of our common stock will be sold to individuals designated by our management, net of all selling commissions and dealer manager fees, shortly after the commencement of the offering. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons.

In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, distribution reinvestment plan sales, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries, sales to our affiliates, sales to employees of certain selected dealers, sales made by certain selected dealers at the discretion of KBR Capital Markets, sales in wrap accounts managed by selected dealers or their affiliates, and sales in managed accounts that are managed by selected dealers or their affiliates. We may also make certain sales directly to these groups designated by our management without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived.

We may also sell shares at a discount to the public offering price in the event that the investor:

•	pays a broker a fixed fee, e.g., a percentage of assets under management, for investment advisory and broker services, which is referred to as a “wrap fee;”
•	has engaged the services of a registered investment adviser with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment adviser that is also registered as a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investor); or
•	is investing through a bank or other entity exempt from broker-dealer registration acting as trustee or fiduciary.

If an investor purchases shares through one of these channels in this offering, we will sell the shares at a negotiated discount, reflecting that selling commissions will not be paid in connection with such purchases. We expect to receive substantially the same net proceeds for sales of shares through these channels. Neither KBR Capital Markets nor its affiliates are expected to compensate any person engaged as a financial advisor by a potential investor to induce such financial advisor to advise favorably for an investment in us.

We are also offering volume discounts to investors who purchase more than $500,000 of shares of our common stock through the same selected dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares; the dealer manager fee of 3% will still be applied at all volume levels.

Dollar Amount of Shares Purchased	Reduced Selling Commission Rate	Purchase Price per Incremental Share in Volume Discount Range(1)	Net Proceeds Per Share
$1 – $500,000	7.0%	$10.15	$9.135
$500,001 – $1,000,000	6.0%	$10.04	$9.135
$1,000,001 – $2,000,000	5.0%	$9.93	$9.135
$2,000,001 – $3,000,000	4.0%	$9.82	$9.135
$3,000,001 – $4,000,000	3.0%	$9.72	$9.135
$4,000,001 – $5,000,000	2.0%	$9.62	$9.135
Over $5,000,000	1.0%	$9.52	$9.135

(1)	Assumes a $10.15 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, a total subscription amount of $600,000 would result in the purchase of 59,223 shares at a weighted average purchase price of $10.13 per share as shown below:

•	$500,000 at $10.15 per share = 49,261 shares; (7.0% selling commission + 3.0% dealer manager fee);
•	$100,000 at $10.04 per share = 9,962 shares; (6.0% selling commission + 3.0% dealer manager fee);

Requests to apply the volume discount provisions must be made in writing and submitted simultaneously with your subscription for shares.

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any “purchaser,” as that term is defined below, provided all such shares are purchased through the same broker-dealer. The volume discount will be prorated among the separate subscribers considered to be a single “purchaser.” Any request to combine more than one subscription must be made in writing submitted simultaneously with your subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by the dealer manager that all of such subscriptions were made by a single “purchaser.”

For the purposes of such volume discounts, the term “purchaser” includes:

•	An individual, his or her spouse and their children under the age of 21 who purchase the shares for his, her or their own accounts;
•	A corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;
•	An employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and
•	All commingled trust funds maintained by a given bank.

Notwithstanding the above, in connection with volume sales, investors who would not constitute a single “purchaser” may request in writing to aggregate subscriptions as part of a combined order for purposes of determining the number of shares purchased, provided that any aggregate group of subscriptions must be received from the same participating broker-dealer, including the dealer manager. Any such reduction in selling commission will be prorated among the separate subscribers.

Because all stockholders will be paid the same distributions per share as other stockholders, an investor qualifying for a volume discount will receive a higher percentage return on his or her investment than stockholders who do not qualify for such discount. Investors should ask their broker-dealer about the opportunity to receive volume discounts by either qualifying as a “purchaser” or by having their subscription(s) aggregated with the subscriptions of other investors, as described above.

Investors may agree with their broker-dealer to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (1) in the event that the investor has engaged the services of a registered investment advisor or other financial advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice, or (2) in the event that the investor is investing in a bank trust account with respect to which the investor has delegated the decision-making authority for investments made in the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transactions.

Neither the dealer manager nor its affiliates will compensate any person engaged as an investment advisor by a potential investor as an inducement for such investment advisor to advise favorably for an investment in our common stock.

Certain institutional investors and our affiliates may also agree with the selected dealer selling them shares of our common stock (or with the dealer manager if no selected dealer is involved in the transaction) to reduce or eliminate the sales commissions payable in connection with sales to such institutional investors and affiliates.

Notwithstanding the above, the dealer manager may, at its sole discretion, enter into an agreement with a selected dealer, whereby such dealer may aggregate subscriptions as part of a combined order for the purposes of offering investors reduced selling commissions to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from such dealer. Additionally, the dealer manager may, at its sole discretion, aggregate subscriptions as part of a combined order for the purposes of offering investors reduced selling commissions to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from the dealer manager. Any reduction in selling commissions would be prorated among the separate subscribers.

Investments are made by completing and properly executing a subscription agreement. Your investment funds must be submitted with the subscription agreement.

We are selling our shares on a continuous basis at a price of $10.15 per share. However, to the extent that our net asset value increases, we will sell at a price necessary to ensure that our shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Therefore, subscriptions for this offering shall be for a specific dollar amount rather than a specified quantity of shares. In the event of a material decline in our net asset value per share, which we consider to be a 5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. A decline in our NAV per share to an amount more than 5.0% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with its management, reasonably and in good faith determines that the decline in NAV per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) NAV per share decreases to more than 5.0% below our current net offering price and (ii) our board of directors believes that such decrease in NAV per share is the result of a non-temporary movement in the credit markets or the value of our assets, the board of directors will undertake to establish a new net offering price that is not more than 5.0% above our NAV per share. If our board of directors determines that the decline in our’ NAV per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase common stock at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the NAV per share of greater than 5.0%.

Except as discussed above, the public offering price of our common stock will always include a provision for a sales load of up to 10%, computed as a percentage of the public offering price.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;
•	cover letters transmitting this prospectus;
•	brochures containing a summary description of the offering;
•	fact sheets describing the general nature of the Company and its investment objectives;
•	asset flyers describing our recent investments;
•	broker updates;
•	online investor presentations;
•	third-party article reprints;
•	website material;
•	electronic media presentations; and

All of the foregoing material will be prepared by our Manager or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares of common stock in this offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of shares of our common stock under the registration statement of which this prospectus is a part.

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for shareholders in this offering which require that a purchaser of shares have either:

•	A gross annual income of at least $70,000 and a net worth of at least $70,000, or
•	A net worth of at least $250,000.

In addition, KBR Capital Markets will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Manager and (e) the tax consequences of the investment.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Our Sponsor, as well as those selling shares on our behalf and selected dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. Those selling shares on our behalf and selected dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as other pertinent factors. In making this determination, your selected broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established in your state;
•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;
•	are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and
•	have an apparent understanding of the following:
•	the fundamental risks of your investment;
•	the lack of liquidity of your shares;
•	the restrictions on transferability of your shares;
•	the risk that you may lose your entire investment; and

•	the tax consequences of your investment.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

In addition to the above, the following states have enhanced suitability standards as follows:

Alabama — Investors must have a net worth of at least 10 times their investment in us and other similar programs.

California — In addition to the suitability standards above, an investor in the State of California must limit his or her investment in us to 10% of his or her net worth (excluding home, furnishings and automobiles).

Kansas — It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Kentucky — Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Iowa — Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities and is exclusive of home, auto and furnishings.

Maine — The Maine Office of Securities recommends that a Maine investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — It is recommended by the Massachusetts Securities Division that Massachusetts investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies or non-traded direct participation programs. Liquid net worth is that portion of an investor’s net worth that consists of cash, cash equivalents and readily marketable securities.

Nebraska — Each Nebraska investor must represent that, in addition to the general suitability requirements described above, said investor has (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000 (exclusive of home, home furnishings and automobiles); and (ii) maximum investment in this offering will not exceed 10% of the investor’s net worth.

New Jersey — In addition to the suitability standards noted above, the New Jersey Bureau of Securities recommends that an investor’s aggregate investment in this offering and similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents in readily marketable securities.

New Mexico — In addition to the suitability standards above, an investor in the state of New Mexico must limit his or her investment in us and our affiliates to 10% of his or her net worth.

North Dakota — Shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us and our affiliates and that they meet one of the established suitability standards.

Oklahoma — In addition to the general suitability standards, Oklahoma residents must not invest, in the aggregate, more than 10% of their net worth (not including home, home furnishings and automobiles, in us.

Oregon — In addition to the suitability standards above, an investor in the state of Oregon must limit his or her investment in us and our affiliates to 10% of his or her net worth.

Tennessee — In addition to the suitability standards noted above, an investor in the State of Tennessee must limit his or her investment in us to 10% of his or her net worth.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

HOW TO SUBSCRIBE

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus, including all supplements accompanying this prospectus;
•	Complete and execute a subscription agreement; and
•	Deliver a check for the full purchase price of the shares of our common stock for which you are subscribing along with the completed subscription agreement to the selected dealer. You should make your check payable to “VII Peaks-KBR Co-Optivist Income BDC II, Inc.” The initial minimum permitted purchase is $5,000. Additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus. See “How to Subscribe.” We expect to close on subscriptions received and accepted by us on a semi-monthly basis.

LIQUIDITY STRATEGY

Within four years following the completion of our public offering or any subsequent follow-on offering, our board of directors is required to recommend that we pursue a liquidity event for our shareholders. For purposes of this prospectus, we define “liquidity event” to include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We expect that the liquidity event recommended by our board of directors will be completed within twelve months following the recommendation by our board of directors. If our board of directors recommends a liquidation of our assets or a merger or other transaction in which our shareholders would receive cash or shares in a listed company, we will cease making new investments in discounted corporate debt securities at the time of such recommendation. If, on the other hand, our board of directors recommends a listing of our shares on a national securities exchange, we may continue our investment strategy of investing in discounted corporate debt securities of public companies.

We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for shareholder liquidity. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of directors will consider in determining what form of liquidity event to pursue. Prior to a liquidity event, our tender offer program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. See “Tender Offer Program.”

TENDER OFFER PROGRAM

We do not currently intend to list our shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their shares promptly or at a desired price. No shareholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, shareholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our tender offer program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

Beginning with the fourth calendar quarter of 2013, and on a quarterly basis thereafter, we intend to offer to repurchase shares of our common stock on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our shareholders, would impair the capital or operations of the Company or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the 1934 Act and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our semi-monthly closing for the sale of shares in this offering. The offer to repurchase shares will be conducted solely through tender offer materials mailed to each shareholder and will not be made through this prospectus.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);
•	the liquidity of our assets (including fees and costs associated with disposing of assets);
•	our investment plans and working capital requirements;
•	the relative economies of scale with respect to our size;
•	our history in repurchasing shares or portions thereof; and
•	the condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% in each quarter. We will offer to repurchase such shares on each date of repurchase at a price equal to the net asset value per share on each date of repurchase.

If you wish to tender your shares to be repurchased, you must either tender at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

Our board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our shareholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our shareholders.

When our board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our shareholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our shareholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our shareholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, shareholders will be required to complete a letter of transmittal, which will be included in the materials sent to our shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, shareholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

While we intend to conduct quarterly tender offers as described above, we are not required to do so and may suspend or terminate the tender offer program at any time.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

U.S. Bank National Association provides custodian services to us pursuant to a custodian services agreement. The principal business address of U.S. Bank National Association is One Federal Street, 3rd Floor, Boston, MA 02110. Phoenix American Financial Services, Inc. provides transfer agency and distribution paying agency services to us under a transfer agency agreement. The address of Phoenix American Financial Services, Inc. is Phoenix American Financial Services, Inc., Attention: KBR Service Team, 2401 Kerner Blvd, San Rafael, CA 94901.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, our Manager will be primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Manager does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Manager generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Manager may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Manager determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Investment Law Group of Davis Gillett Mottern & Sims, LLC.

EXPERTS

The financial statements of VII Peaks-KBR Co-Optivist Income BDC II, Inc. for the period from August 3, 3011 (date of inception) to December 31, 2011, and the year ended December 31, 2012 have been audited by Burr Pilger Mayer, Inc., an independent registered public accounting firm, as stated in their report appearing in the registration statement. These financial statements are included in the registration statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement with the SEC on Form N-2, including amendments, relating to the shares we are offering. This prospectus does not contain all of the information set forth in the registration statement, including any exhibits and schedules it may contain. For further information concerning us or the shares we are offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of any contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by this reference. Any stockholder and its designated representative are permitted access to our records to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Please see our charter and bylaws for additional information regarding stockholders’ right to access our records.

We are required to file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at www.sec.gov.

Our Manager provides quarterly reports to shareholders within 60 days after the end of each quarter. Our Manager shall also provide an annual report to shareholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.viipeaks-kbr.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus or the registration statement of which the prospectus is a part.

SHAREHOLDER PRIVACY NOTICE

We are committed to maintaining the privacy of stockholders and to safeguarding our non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third party administrator).

We restrict access to nonpublic personal information about our stockholders to our investment adviser’s employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Statements of Assets and Liabilities as of December 31, 2012 and 2011	F-3
Statements of Operations for the Year Ended December 31, 2012 and for the Period from August 3, 2011 (Date of Inception) to December 31, 2011	F-4
Statements of Changes in Net Assets for the Year Ended December 31, 2012 and for the Period from August 3, 2011 (Date of Inception) to December 31, 2011	F-5
Statements of Cash Flows for the Year Ended December 31, 2012 and for the Period from August 3, 2011 (Date of Inception) to December 31, 2011	F-6
Schedule of Investments as of December 31, 2012	F-7
Notes to Financial Statements	F-8
Statements of Assets and Liabilities as of March 31, 2013 (unaudited) and December 31, 2012	G-1
Statements of Operations for the Three Months Ended March 31, 2013 and 2012 (unaudited)	G-2
Statements of Changes in Net Assets for the Three Months Ended March 31, 2013 and 2012 (unaudited)	G-3
Statements of Cash Flows for the Three Months Ended March 31, 2013 and 2012 (unaudited)	G-4
Schedule of Investments as of March 31, 2013 (unaudited)	G-5
Notes to Financial Statements (unaudited)	G-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
VII Peaks-KBR Co-Optivist Income BDC II, Inc.
Redwood City, California

We have audited the accompanying statement of assets and liabilities of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the Fund) as of December 31, 2012 and 2011, including the schedule of investments as of December 31, 2012, and the related statements of operations, changes in net assets and cash flows for the year ended December 31, 2012 and for the period from August 3, 2011 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of VII Peaks-KBR Co-Optivist Income BDC II, Inc. as of December 31, 2012 and 2011, and the results of its operations, changes in its net assets and its cash flows for the year ended December 31, 2012 and for the period from August 3, 2011 (date of inception) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Burr Pilger Mayer, Inc.

San Francisco, California
June 4, 2013

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except per share and per share data)

	As of December 31
	2012	2011
ASSETS
Investments, at fair value (amortized cost of $5,942 and $0, respectively)	$5,823	$—
Investments, money market at fair value	1,304	201
Interest receivable	132	—
Prepaid expenses	5	—
Due from related party	107	—
Deferred offering costs	449	354
Receivable for common stock purchased	729	—
Total assets	$8,549	$555
LIABILITIES
Management and incentive fees payable	$21	$—
Accounts payable and accrued liabilities	71	4
Due to related party	—	455
Stockholder distributions payable	120	—
Total liabilities	212	459
NET ASSETS
Preferred stock, par value, $.001 per share, 50,000,000 authorized, none issued and outstanding	—	—
Common stock, par value, $.001 per share, 200,000,000 authorized; 950,733 and 22,333 shares issued and outstanding, respectively	1	—
Paid-in capital in excess of par value	8,559	201
Accumulated distribution in excess of net investment income	(104)	(105)
Accumulated undistributed net realized gain from investments	—	—
Net unrealized depreciation on investments	(119)	—
Total net assets	8,337	96
Total liabilities and net assets	8,549	555
Net asset value per share	$8.77	$4.30

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	For the Year Ended December 31, 2012	For the Period from August 3 (Date of Inception) to December 31, 2011
Investment income:
Interest from investments	$146	$—
Total investment income	146	—
Operating expenses:
Professional fees	119	—
Directors fees	31	—
Insurance	49	—
Management fees	61	—
Incentive fees on income and capital gains	41	—
General and administrative	118	—
Offering costs and amortization of deferred offering costs	831	—
Organizational expense	63	105
Expenses before expense waivers and reimbursements	1,313	105
Waiver of incentive fees	(41)	—
Expense reimbursement	(1,377)	—
Total expenses net of expense waivers and reimbursements	(105)	105
Net investment income (loss)	251	(105)
Realized and unrealized gain (loss) on investments:
Net realized appreciation on investments	—	—
Net unrealized appreciation on investments	(119)	—
Net realized and unrealized gain (loss) on investments	(119)	—
Net increase (decrease) in net assets resulting from operations	$132	$(105)
Per share information – basic and diluted:
Net investment income (loss)	$1.02	$(1,160.35)
Net increase (decrease) in net assets resulting from operations	$0.54	$(1,160.35)
Weighted average common shares outstanding	246,231	90

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CHANGES IN NET ASSETS

(in thousands, except share and per share data)

	For the Year Ended December 31, 2012	For the Period from August 3 (Date of Inception) to December 31, 2011
Operations:
Net investment income (loss)	$251	$(105)
Net realized gain from investments	—	—
Net unrealized appreciation on investments	(119)	—
Net increase (decrease) in net assets from operations	132	(105)
Stockholder distributions:
Distributions from net investment income	(250)	—
Net decrease in net assets from stockholder distributions	(250)	—
Capital share transactions:
Issuance of common stock, net of issuance costs	8,359	201
Net increase in net assets from capital share transactions	8,359	201
Total increase (decrease) in net assets	8,241	96
Net assets at beginning of period	96	—
Net assets at end of period	$8,337	$96
Net asset value per common share	$8.77	$4.30
Common shares outstanding at end of period	950,733	22,333
Accumulated distribution in excess of net investment income	$(104)	$(105)

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31, 2012	For the Period from August 3 (Date of Inception) to December 31, 2011
Operating activities:
Net increase (decrease) in net assets from operations	$132	$(105)
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Net accretion of discount on investments	(26)	—
Amortization of deferred offering costs	413
Repayments of investments	1,250	—
Purchase of investments	(7,166)	—
Net unrealized and realized appreciation (depreciation) on investments	119	—
(Increase) decrease in operating assets:
Interest receivable	(132)	—
Prepaid expenses	(5)	—
Due from related party	(107)	—
Deferred offering costs	(508)	(354)
Receivable for common stock purchased	(729)	—
Increase (decrease) in operating liabilities:
Management and incentive fees payable	21	—
Accounts payable and accrued liabilities	67	4
Due to related party	(455)	455
Net cash used in operating activities	(7,126)	—
Financing activities:
Proceeds from issuance of shares of common stock, net	8,310	201
Stockholder distributions	(81)	—
Net cash provided by financing activities	8,229	201
Net increase in cash and cash equivalents	1,103	201
Cash and cash equivalents, beginning of period	201	—
Cash and cash equivalents, end of period	$1,304	$201
Supplemental non-cash information:
DRIP distribution payable	$46	$—
Cash distribution payable	$74	$—
DRIP distribution paid	$49	$—

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

SCHEDULE OF INVESTMENTS
AS OF DECEMBER 31, 2012

(in thousands)

Portfolio Company(a)	Industry	Investment Coupon Rate, Maturity Date	Principal	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt – 10.0%(b)
Apria Healthcare Group, Inc.	Healthcare & Pharmaceuticals	11.25%, 11/01/2014	$150	$155	$155	2.0%
GXS Worldwide, Inc.	Services: Business	9.75%, 6/15/2015	350	364	365	4.4%
Rotech Healthcare, Inc.	Healthcare & Pharmaceuticals	10.75%, 10/15/2015	300	300	299	3.6%
Sub Total Senior Secured First Lien Debt				819	819	10.0%
Senior Secured Second Lien Debt – 10.3%(b)
Apria Healthcare Group, Inc.	Healthcare & Pharmaceuticals	12.375%, 11/1/2014	$150	$149	$149	1.8%
Aspect Software, Inc.	Telecommunications	10.625%, 5/15/2017	400	409	362	4.3%
Logan's Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%, 10/15/2017	375	353	348	4.2%
Sub Total Senior Secured Second Lien Debt				911	859	10.3%
Senior Unsecured Debt – 37.3%(b)
Alliance HealthCare Services, Inc.	Healthcare & Pharmaceuticals	8.00%, 12/1/2016	250	217	227	2.7%
Alliance One International, Inc.	Beverage, Food & Tobacco	10.00%, 7/15/2016	400	417	421	5.1%
Avaya, Inc.	Telecommunications	9.75%, 11/01/2015	225	198	200	2.4%
Avaya, Inc.	Telecommunications	10.125%, 11/01/2015	225	198	201	2.4%
Bon-ton Department Stores, Inc.	Retail	10.25%, 3/15/2014	350	351	347	4.2%
Claire's Stores, Inc.	Retail	9.625%, 6/01/2015	235	219	217	2.6%
Education Management LLC	Services: Consumer	8.75%, 6/1/2014	400	343	321	3.9%
First Data Corp.	Banking, Finance, Insurance & Real Estate	10.55%, 9/24/2015	175	181	179	2.1%
First Data Corp.	Banking, Finance, Insurance & Real Estate	9.875%, 9/24/2015	175	180	179	2.1%
Seitel, Inc.	High Tech Industries	9.75%, 2/15/2014	350	355	351	4.2%
Suntech Power Holdings Company, Ltd.(c)	Environmental Industries	3.00%, 3/15/2013	100	91	46	0.5%
Travelport LLC	Services: Consumer	9.875%, 9/01/2014	250	216	220	2.6%
YCC Holdings LLC	Consumer goods: Non-durable	10.25%, 2/15/2016	200	208	206	2.5%
Sub Total Senior Unsecured Debt				3,174	3,115	37.3%
Senior Subordinated Debt – 12.3%(b)
Sealy Mattress Co.	Consumer goods: Durable	8.25%, 6/15/2014	400	404	401	4.8%
Serena Software, Inc.	High Tech Industries	10.375%, 3/15/2016	410	424	420	5.0%
The Yankee Candle Company, Inc.	Consumer goods: Non-durable	9.75%, 2/15/2017	200	210	209	2.5%
Sub Total Senior Subordinated Debt				1,038	1,030	12.3%
Investments – Money Market			1,304	1,304	1,304	15.6%
Sub Total Investments – Money Market			1,304	1,304	1,304	15.6%
TOTAL INVESTMENTS – 69.9%(b)				$7,246	$7,127	85.4%

(a)	All of our investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, except for Alliance One International, Inc., Education Management LLC and Suntech Power Holdings Company, Ltd.
(b)	Percentages are based on net assets of $8,337 as of December 31, 2012.
(c)	Non-U.S. company. The principal place of business for Suntech Power Holdings Company, Ltd. is China.

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

1.  Nature of Operations

VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Fund”), a Maryland corporation formed on August 3, 2011, is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund intends to invest in discounted corporate debt and equity-linked debt securities of public and private companies whose securities trade on the secondary loan market for institutional investors.

On August 9, 2011, the Fund filed a registration statement on Form N-2 to sell up to 75.0 million shares of common stock at an initial public offering price of $10.00 per share. The registration statement was declared effective by the Securities Exchange Commission (the “SEC”) on March 1, 2012. The Fund was to commence operations when it raised gross offering proceeds of over $1.0 million, all of which was from persons who were not affiliated with the Fund or VII Peaks-KBR BDC Advisor II, LLC (the “Manager”). Prior to the successful satisfaction of that condition, all subscription payments were placed in an account held by the escrow agent, UMB Bank, N.A., in trust for the benefit of the Fund’s subscribers, pending release to the Fund. The Fund achieved the minimum offering requirement on July 10, 2012 and commenced operations on such date. As of December 31, 2012, the Fund issued 1.0 million shares of common stock for gross proceeds of $9.5 million.

2.  Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) The accompanying financial statements of the Fund have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the requirements for reporting on Form 10-K.

Certain prior period amounts have been reclassified to conform with the current period presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of tangent assets and liabilities at the date of the financial statements, and income, gains (losses) and expenses during the period reported. Actual results could differ materially from those estimates.

Investments — Money Market

The Fund has classified its money market investments as investments carried at fair value.

Organizational and Offering Costs

Organization expenses are expensed on the Company’s statement of operations. We have entered into an expense reimbursement agreement with our Manager, under which the Manager agreed to reimburse us for our organizational expenses.

The Fund is a closed-end fund with a continuous offering period. Under the investment advisory agreement between the Fund and the Manager, our Manager fronts the cost of the organizational and offering expenses which are reimbursable by the Fund from up to 1.5% of the gross offering proceeds. Accordingly, the Fund follows the guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topics 946-20-25-6 and 946-20-35-5 and offering costs incurred prior to the commencement of operations are capitalized and will be amortized on a straight-line

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

2.  Significant Accounting Policies  – (continued)

basis over a period not to exceed twelve months from the date that operations commence. The Fund commenced operations on July 10, 2012. As of December 31, 2012 and December 31, 2011, $0.4 million and $0.4 million, respectively, have been recorded as deferred offering costs on the statements of assets and liabilities. Offering costs incurred after the commencement of operations are expensed as incurred. Certain offering costs reimbursed to the Manager under the investment advisory agreement are subject to reimbursement by the Manager under an expense reimbursement agreement, and to the extent reimbursed under the expense reimbursement agreement are not subject to recoupment at a later date. See “Note 4. Related Party Transactions.”

U.S. Federal Income Taxes

The Fund has elected to be treated for federal income tax purposes as a RIC under subchapter M of the Code and to operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Fund is required to annually distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code. So long as the Fund maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. Rather, any tax liability related to income earned by the Fund represents obligations of the Fund’s investors and will not be reflected in the financial statements of the Fund. The Fund will also be subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

New Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” that will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2011. ASU 2011-05 did not have a material effect on the Fund’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs (“ASU 2011-04”), which amends GAAP to conform it with the fair value measurement and disclosure requirements in International Financial Reporting Standards (“IFRS”). The amendments in ASU 2011-04 change the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in ASU 2011-04 are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. As such, the Fund has adopted this ASU and there were no material impacts on its financial position or results of operations.

Revenue Recognition

We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. Original issue discounts, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as interest income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amount.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

2.  Significant Accounting Policies  – (continued)

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We measure net realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Payment-in-Kind Interest

We may have investments in our portfolio that contain a PIK interest provision. Any PIK interest is added to the principal balance of such investments and is recorded as income, if the portfolio company valuation indicates that such PIK interest is collectible. In order to maintain our status as a RIC, substantially all of this income must be paid out to shareholders in the form of dividends, even if we have not collected any cash.

3.  Valuation of Portfolio Investments

The Fund determines the net asset value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by the board of directors. In connection with that determination, the Manager will prepare portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

With respect to investments for which market quotations are not readily available, the Fund will undertake a multi-step valuation process each quarter, as described below:

•	the quarterly valuation process begins with each portfolio company or investment being initially valued by members of the investment committee, with such valuation taking into account information received from an independent valuation firm, if applicable;
•	preliminary valuation conclusions are then documented and discussed with the members of the board of directors; and
•	the board of directors discusses valuations and determines the fair value of each investment in the portfolio in good faith based on various statistical and other factors, including the input and recommendation of members of the investment committee and any third-party valuation firm, if applicable.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

3.  Valuation of Portfolio Investments  – (continued)

which the portfolio company does business, comparisons of financial ratios of peer companies that are public, mergers and acquisition comparables, the principal market and enterprise values, among other factors.

The Fund has adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of market participants. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

•	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the Fund at the measurement date.
•	Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
•	Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

The following table presents fair value measurements of investments, by major class, as of December 31, 2012 according to the fair value hierarchy (dollars in thousands). There were no investments as of December 31, 2011.

	Level 1	Level 2	Total
Investments – money market	$1,304	$—	$1,304
Senior Secured First Lien Debt	—	819	819
Senior Secured Second Lien Debt	—	859	859
Senior Unsecured Debt	—	3,115	3,115
Senior Subordinated Debt	—	1,030	1,030
Total	$1,304	$5,823	$7,127

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

3.  Valuation of Portfolio Investments  – (continued)

The composition of the Fund’s investments as of December 31, 2012, at amortized cost and fair value were as follows (dollars in thousands). There were no investments as of December 31, 2011.

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$819	$819	11.5%
Senior Secured Second Lien Debt	911	859	12.1%
Senior Unsecured Debt	3,174	3,115	43.7%
Senior Subordinated Debt	1,038	1,030	14.4%
Investments – money market	1,304	1,304	18.3%
Total	$7,247	$7,127	100.0%

4.  Related Party Transactions

The Fund is managed by the Manager. The Manager is wholly-owned by VII Peaks-KBR, LLC which is a joint venture between VII Peaks Capital, LLC (“VII Peaks”), and KBR Capital Advisors, LLC (“KBR”).

Under the investment advisory agreement between the Fund and the Manager, the Manager is entitled to a base management and incentive fee as outlined in the Investment Advisory Agreement with the Fund. The base management fee is 2% of net assets below $100 million; 1.75% of net assets between $100 million and $250 million; and 1.5% of net assets over $250 million. The incentive fee has two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). The second part of the incentive fee, the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20.0% of the Fund’s incentive fee capital gains, which will equal the Fund’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

For the year ended December 31, 2012, the Fund incurred $0.06 million in base management fees. For the year ended December 31, 2012, the Fund incurred $0.04 million in incentive fees related to net investment income or capital gains.

Under the investment advisory agreement, the Fund is responsible for all operating expenses. In addition, the Fund is contingently responsible for all offering and organizational expenses to the extent of 1.5% of the gross proceeds of the future offering of the Fund’s securities, and the Manager is responsible for any amount of offering or organization expenses above the 1.5% limit. To the extent there are not future securities offerings, the Fund is not responsible for reimbursement to the Manager. At December 31, 2012, the Fund is contingently indebted to the Manager for $1.2 million for offering costs and $0.1 million of organizational costs that have been incurred by the Manager in excess of the 1.5% limit. From each closing held in the Fund’s offering of common stock, the Fund pays the Manager 1.5% of the gross proceeds of the closing for application to the payable to the Manager.

The Fund has also entered into an expense reimbursement agreement with the Manager under which the Manager agreed to reimburse the Fund for all U.S. GAAP compliant expenses recognized on the quarterly financial statements of the Fund for 2012, retroactive to the date of formation of the Fund on

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

4.  Related Party Transactions  – (continued)

August 3, 2011. In 2013, the expenses reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. The Fund recognizes a receivable on its books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and the Fund to offset the related receivables from and payables to each other resulting in a net receivable, or payable position.

As of December 31, 2012, the Manager was indebted to the Fund for $1.4 million of expense reimbursements under the investment advisory agreement, while the Fund was contingently indebted to the Manager for $1.3 for organizational and offering costs under the investment advisory agreement; therefore, the Fund has recorded $0.1 million as due from related party at December 31, 2012, which reflects the netting of $1.4 million due from the Manager and $1.3 million due to the Manager.

The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which the Fund reaches $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are not subject to recoupment by the Manager at a later date.

The Fund has also entered into an administration agreement with the Manager under which the Manager provides the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities and provides or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to its stockholders. The Manager is reimbursed amounts based on allocable portion of overhead costs under this agreement.

The Fund has entered into an expense reimbursement agreement with the Manager under which the Manager will reimburse the Fund for all GAAP compliant operating and offering expenses recognized on the quarterly financial statements of the Fund. This will include all operating and offering expenses from the timeframe of the Fund’s inception forward. This will continue until such time that the Manager and the Fund agree that the Fund is financially self-supporting, but no later than three years from August 2011. The Manager and the Fund agree to allow the other party to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. As of December 31, 2012, the Manager had assumed $1.4 million of expense reimbursements of which $0.8 million is related to offering costs and $0.6 million is related to operating expenses.

KBR Capital Markets, LLC (the “Dealer Manager”) is an affiliate of KBR, and is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and serves as the Dealer Manager for the Fund’s public offering of shares of common stock. The Dealer Manager receives selling commissions of 7% of gross offering proceeds, all of which is expected to be reallowed to selected dealers, and a dealer manager fee of up to 3% of gross offering proceeds, all or a portion of which may be reallowed to selected dealers.

5.  Common Stock

The Manager purchased 111 and 22,222 shares of common stock on August 31, 2011 and December 31, 2011, respectively. These shares were purchased at a price of $9.00 per share, which represents the initial public offering (“IPO”) price of $10.00 per share, net of selling commissions and dealer manager fees.

On July 10, 2012, the Fund had raised sufficient proceeds to break escrow on its IPO and through December 31, 2012, the Fund has sold 1.0 million shares of common stock for gross proceeds of $9.5 million including the purchases made by the Manager.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

6.  Earnings Per Share

In accordance with the provisions of FASB ASC 260, “Earnings per Share” (“ASC 260”), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following information sets forth the computation of the weighted average basic and diluted net increase (decrease) in net assets per share from operations for the year ended December 31, 2012 and for the period from August 3, 2011 (date of inception) to December 31, 2011 (dollars in thousands except share and per share amounts).

	For the Year Ended December 31, 2012	For the Period from August 3, 2011 (Date of Inception) to December 31, 2011
Basic and diluted
Net increase (decrease) in net assets resulting from operations	$132	$(105)
Weighted average common shares outstanding	246,231	90
Net increase (decrease) in net assets resulting from operations per share	$0.54	$(1,160.35)

The Fund had no potentially dilutive securities as of December 31, 2012 or December 31, 2011, resulting in the same number of shares for basic and diluted.

7.  Distributions

The Fund has declared and paid distributions to stockholders on a semi-monthly basis since it commenced operations. From time to time, the Fund may also pay interim distributions at the discretion of its board of directors. The Fund may fund its distributions to stockholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. The Fund’s distributions may exceed its earnings, especially during the period before the Fund has substantially invested the proceeds from its IPO. As a result, a portion of the distributions may represent a return of capital for tax purposes. As of December 31, 2012, the Fund has accrued $0.1 million in stockholder distributions that were unpaid. All amounts declared in December 2012 and paid in January 2013 have been accrued in the December 31, 2012 financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

7.  Distributions  – (continued)

The following table reflects the distributions per share paid or payable in cash or with the reinvestment plan (“DRIP”) on the Fund’s common stock to date (dollars in thousands except per share amounts):

Payment Date	Source of Distribution	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2012:
August 17, 2012	(2)	$0.03	$3	$1	$4
August 31, 2012	(2)	0.03	3	1	4
September 14, 2012	(2)	0.03	6	3	9
September 28, 2012	(2)	0.03	6	3	9
October 15, 2012	(2)	0.03	8	4	12
October 31, 2012	(2)	0.03	8	4	12
November 16, 2012	(2)	0.03	11	6	17
November 30, 2012	(2)	0.03	11	6	17
December 17, 2012	(2)	0.03	13	10	23
December 31, 2012	(2)	0.03	13	10	23
2013:
January 17, 2013	(2)	0.03	17	10	27
January 17, 2013(1)	(2)	0.08	41	26	67
January 31, 2013	(2)	0.03	18	11	29
February 15, 2013	(2)	0.03	21	14	35
February 28, 2013	(2)	0.03	23	15	38
March 15, 2013	(2)	0.03	25	17	42
March 15, 2013(1)	(2)	0.08	62	43	105
March 29, 2013	(2)	0.03	27	18	45
April 15, 2013	(2)	0.03	29	20	49
April 30, 2013	(2)	0.03	32	21	53
May 17, 2013	(2)	0.03	34	22	56
May 31, 2013	(2)	0.03	38	24	62
			$449	$289	$738

(1)	Includes a special distribution of $0.077 per share.
(2)	Net Investment Income; there were no distributions paid with borrowings, offering proceeds, capital gain proceeds from sale of assets, non-capital gain proceeds from sale of assets, distribution on account of preferred and common equity or expense reimbursement from sponsor.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

8.  Financial Highlights

The following is a schedule of financial highlights for the year ended December 31, 2012 and for the period from August 3, 2011 (date of inception) to December 31, 2011:

	For the Year Ended December 31, 2012	For the Period from August 3, 2011 (Date of Inception) to December 31, 2011
Per share data:
Net asset value, beginning of period	$4.30	$9.00
Results of operations(1)
Net investment income (loss)	1.02	(1,160.35)
Net realized loss on investments	(0.48)	—
Net unrealized gain (loss) on investments	—	—
Net increase (decrease) in net assets resulting from operations	0.54	(1,160.35)
Stockholder distributions(2)
Distributions from net investment income	(1.02)	—
Net decrease in net assets resulting from stockholder distributions	(1.02)	—
Capital share transactions
Issuance of common stock(3)	4.95	1,155.65
Net increase in net assets resulting from capital share transactions	4.95	1,155.65
Net asset value, end of period	$8.77	$4.30
Shares outstanding at end of period	950,733	22,333
Total return(5)	113.42%	(52.17)%
Ratio/Supplemental data:
Net assets, end of period (in thousands)	$8,337	$96
Average net assets (in thousands)	2,995	—
Ratio of net investment income to average net assets(4)(7)	8.38%	(3,161.45)%
Ratio of operating expenses to average net assets(4)(7)	(3.50)%	3,161.45%
Ratio of expenses reimbursed to average net assets(7)	46.00%	0.00%
Portfolio turnover ratio(6)	30.60%	0.00%

(1)	The per share was derived by using the weighted average shares outstanding during the period. Net investment income per share excluding the expense reimbursements equals ($5.22) for the year ended December, 31, 2012. There was no expense reimbursement for the period from August 3, 2011 (date of inception) to December 31, 2011.
(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.
(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in the Fund's continuous offering.
(4)	The ratios are after giving effect to amounts reimbursed by the Manager under an expense reimbursement agreement. See “Note 4 — Related Party Transactions.” For the year ended December 31, 2012, excluding the expense reimbursement, the ratio of net investment income and operating expenses to average net assets would have been (38.92)% and 43.80%, respectively. For the period from August 3, 2011 (date of inception) to December 31, 2011, there was no expense reimbursement.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

8.  Financial Highlights  – (continued)

(5)	Total return is calculated assuming a purchase of shares at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the year ended December 31, 2012, includes the effect of the expense reimbursement which added 47.30% to the return. For the period from August 3, 2011 (date of inception) to December 31, 2011, there was no expense reimbursement.
(6)	Portfolio turnover rate is calculated using the year-to-date sales over the average of the invested assets at fair value. Not annualized.
(7)	Ratios are annualized.

9.  Selected Quarterly Data (Unaudited)

The following is the quarterly results of operations for the year ended December 31, 2012. The operating results for any quarter are not necessarily indicative of results for any future period (dollars in thousands except share and per share amounts):

	Quarter Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Investment income	$114	$32	$—	$—
Operating expenses
Total Expenses	616	542	56	99
Less: Waiver of incentive fees	(41)	—	—	—
Less: Expense reimbursements	(575)	(802)	—	—
Net expenses	—	(260)	56	99
Net investment income (loss)	114	292	(56)	(99)
Realized and unrealized loss	(46)	(72)	—	—
Net increase (decrease) in net assets resulting from operations	$68	$220	$(56)	$(99)
Per share information – basic and diluted
Net investment income (loss)	$0.17	$1.20	$(2.50)	$(4.43)
Net increase (decrease) in net assets resulting from operations	$0.10	$0.90	$(2.50)	$(4.43)
Weighted average shares outstanding	691,405	243,985	22,333	22,333

10.  Subsequent Events

Management of the Fund has evaluated subsequent events in the preparation of the Fund’s financial statements and has determined that no events require recognition or disclosure in the financial statements except for the following:

During the three months ended March 31, 2013, the Fund sold 755,028 shares of common stock in its offering for net proceeds of $6.85 million. From April 1, 2013 to May 14, 2013, the Fund issued 0.3 million shares of common stock for gross proceeds of $2.9 million.

As of March 31, 2013, with the proceeds of the Fund’s continuous offering, the Fund had invested an aggregate of approximately $11.46 million in 29 investment positions in 22 portfolio companies. The Fund has exited ten portfolio companies in full and two partially for aggregate sales proceeds of $3,340,527.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS

10.  Subsequent Events  – (continued)

On February 6, 2013, the Fund submitted its consent for its holdings in Education Management bonds to facilitate refinance of the 8.75% bonds at 100 cents. On March 6, 2013 the tender process for Education Management bonds was completed. The Fund received 44.416 cents in cash and 55.584 cents in new 15% PIK Education Management bonds due July 1, 2018 for a total payment of 100 cents.

On February 7, 2013 the Fund submitted its consent for its holdings in Avaya bonds to facilitate refinance of the 9.75% and 10.125% bonds at 102.5 cents including cash consent payment of 2.5 cents.

On March 6, 2013, the Fund submitted its consent for its holdings in Claire’s Stores bonds to facilitate repayment of the 9.25% bonds at 101.8 cents and 9.625% bonds at 101.875 cents including cash consent payment of 3.0 cents.

On March 18, 2013, the Fund submitted its consent for its holdings in Travelport LLC bonds to facilitate refinance of the 9.875% bonds at 100 cents. On April 15, 2013 the tender process for Travelport bonds was completed. The Fund received 42.50 cents in cash and 57.50 in new 13.875% Senior Unsecured Bonds due March 1, 2016 for a total payment of 100 cents.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except share and per share data)

	As of
	March 31, 2013	December 31, 2012
	(Unaudited)
ASSETS
Investments, at fair value (amortized cost of $11,182 and $5,942)	$11,252	$5,823
Investments, money market at fair value	1,801	1,304
Interest receivable	326	132
Prepaid expenses	18	5
Due from related party	610	107
Deferred offering costs	236	449
Receivable for common stock purchased	1,241	729
Total assets	$15,484	$8,549
LIABILITIES
Management and incentive fees payable	$66	$21
Accounts payable and accrued liabilities	119	71
Stockholder distributions payable	102	120
Total liabilities	287	212
NET ASSETS
Preferred stock, par value, $.001 per share, 50,000,000 authorized, none issued and outstanding	—	—
Common stock, par value, $.001 per share, 200,000,000 authorized; 1,705,761 and 950,733 shares issued and outstanding, respectively	2	1
Paid-in capital in excess of par value	15,407	8,559
Accumulated distribution in excess of net investment income	(329)	(104)
Accumulated undistributed net realized gain from investments	47	—
Net unrealized appreciation (depreciation) on investments	70	(119)
Total net assets	15,197	8,337
Total liabilities and net assets	$15,484	$8,549
Net asset value per share	$8.91	$8.77

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)
(Unaudited)

	For the Three Months Ended March 31, 2013	For the Three Months Ended March 31, 2012
Investment income:
Interest from investments	$243	$—
Other income	1	—
Total investment income	244	—
Operating expenses:
Professional fees	61	—
Directors fees	11	—
Insurance	19	—
Management fees	75	—
Incentive fees	24	—
General and administrative	47	36
Offering expense	369	—
Organizational expense	—	63
Operating expenses before expense reimbursements	606	99
Expense reimbursement	(507)	—
Total operating expenses net of expense reimbursements	99	99
Net investment income (loss)	145	(99)
Realized and unrealized gain (loss) on investments:
Net realized gain from investments	47	—
Net unrealized appreciation on investments	189	—
Net realized and unrealized gain on investments	236	—
Net increase (decrease) in net assets resulting from operations	$381	$(99)
Per share information – basic and diluted:
Net investment income (loss)	$0.11	$(4.43)
Net increase (decrease) in net assets resulting from operations	$0.29	$(4.43)
Weighted average common shares outstanding	1,292,508	22,333

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CHANGES IN NET ASSETS

(in thousands, except share and per share data)
(Unaudited)

	For the Three Months Ended March 31, 2013	For the Three Months Ended March 31, 2012
Operations:
Net investment income (loss)	$145	$(99)
Net realized gain from investments	47	—
Net unrealized appreciation on investments	189	—
Net increase (decrease) in net assets from operations	381	(99)
Stockholder distributions:
Distributions from net investment income	(370)	—
Net decrease in net assets from stockholder distributions	(370)	—
Capital share transactions:
Issuance of common stock, net of issuance costs	6,696	—
Reinvestment of stockholder distributions	153	—
Net increase in net assets from capital share transactions	6,849	—
Total increase (decrease) in net assets	6,860	(99)
Net assets at beginning of period	8,337	96
Net assets at end of period	$15,197	$(3)
Net asset value per common share	$8.91	$(0.13)
Common shares outstanding at end of period	1,705,761	22,333
Accumulated distribution in excess of net investment income	$(329)	$—

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

STATEMENTS OF CASH FLOWS

(in thousands, except share and per share data)
(Unaudited)

	For the Three Months Ended March 31, 2013	For the Three Months Ended March 31, 2012
Operating activities:
Net increase (decrease) in net assets from operations	$381	$(99)
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash used in operating activities:
Net accretion of discount on investments	(18)	—
Amortization of deferred financing costs	213	—
Repayments of investments	2,006	—
Purchase of investments	(7,182)	—
Repayments of investments – money market	7,786	49
Purchase of investments – money market	(8,283)	—
Net realized gain from investments	(47)	—
Net unrealized appreciation on investments	(189)	—
(Increase) decrease in operating assets:
Interest receivable	(195)	—
Prepaid expenses	(13)	(9)
Due from related party	(502)	(2)
Deferred offering costs	—	(316)
Increase (decrease) in operating liabilities:
Management and incentive fees payable	46	—
Accounts payable and accrued liabilities	47	1
Due to related party	—	376
Net cash used in operating activities	(5,950)	—
Financing activities:
Proceeds from issuance of shares of common stock, net	6,184	—
Stockholder distributions	(234)	—
Net cash provided by financing activities	5,950	—
Net decrease in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	—
Supplemental non-cash information:
DRIP distribution payable	$41	$—
Cash distribution payable	$61	$—
DRIP distribution paid	$154	$—

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.
SCHEDULE OF INVESTMENTS
March 31, 2013
(dollars in thousands)
(Unaudited)

Portfolio Company(a)	Industry	Investment Coupon Rate, Maturity Date	Principal	Amortized Cost	Fair Value	% of Net Assets
Senior Secured First Lien Debt – 10.0%(b)
Apria Healthcare Group Inc.	Healthcare & Pharmaceuticals	11.25%, 11/01/2014	$335	$347	$345	2.3%
GXS Worldwide, Inc.	Services: Business	9.75%, 6/15/2015	585	608	607	4.0%
Rotech Healthcare, Inc.	Healthcare & Pharmaceuticals	10.75%, 10/15/2015	569	571	569	3.7%
Sub Total Senior Secured First Lien Debt			1,489	1,526	1,521	10.0%
Senior Secured Second Lien Debt – 18.9%(b)
Apria Healthcare Group Inc.	Healthcare & Pharmaceuticals	12.375%, 11/1/2014	335	335	342	2.1%
Aspect Software Inc.	Telecommunications	10.625%, 5/15/2017	585	586	585	3.9%
Bon-ton Department Stores, Inc.	Retail	10.625%, 7/15/2017	300	300	300	2.0%
Caesar's Entertainment Corp.	Hotel, Gaming & Leisure	10.00%, 12/15/2015	300	283	278	1.8%
Logan's Roadhouse, Inc.	Beverage, Food & Tobacco	10.75%, 10/15/2017	610	577	570	3.8%
Radiation Therapy Services, Inc.	Healthcare & Pharmaceuticals	8.875%, 1/15/2017	600	593	585	3.9%
Saratoga Resources, Inc.	Energy: Oil & Gas	12.50%, 7/1/2016	200	211	206	1.4%
Sub Total Senior Secured Second Lien Debt			2,930	2,885	2,866	18.9%
Senior Unsecured Debt – 34.6%(b)
Alliance HealthCare Services, Inc.	Healthcare & Pharmaceuticals	8.00%, 12/01/2016	585	537	565	3.7%
Alliance One International, Inc.	Beverage, Food & Tobacco	10.00%, 7/15/2016	585	613	618	4.1%
Avaya, Inc.	Telecommunications	9.75%, 11/01/2015	225	200	224	1.5%
Avaya, Inc.	Telecommunications	10.125%, 11/01/2015	225	200	224	1.5%
Bon-ton Department Stores, Inc.	Retail	10.25%, 3/15/2014	249	251	250	1.6%
Caesar's Entertainment Corp.	Hotel, Gaming & Leisure	10.75%, 2/01/2016	300	278	273	1.8%
Education Management LLC	Services: Consumer	15.00%, 7/01/2018	270	228	278	1.8%
First Data Corp.	Banking, Finance, Insurance & Real Estate	9.875%, 9/24/2015	360	370	371	2.4%
Harland Clarke Corp.	Banking, Finance, Insurance & Real Estate	9.50%, 5/15/2015	600	600	592	3.9%
Quicksilver Resources, Inc.	Energy: Oil & Gas	8.25%, 8/01/2015	285	278	280	1.8%
Quicksilver Resources, Inc.	Energy: Oil & Gas	11.75%, 1/01/2016	300	306	306	2.0%
Seitel, Inc.	High Tech Industries	9.75%, 2/15/2014	450	455	452	3.0%
Suntech Power Holdings Company, Ltd.(c)	Environmental Industries	3.00%, 5/15/2013	100	95	29	0.2%
Travelport LLC	Services: Consumer	9.875%, 9/01/2014	585	532	588	3.9%
YCC Holdings LLC	Consumer goods: Non-durable	10.25%, 2/15/2016	200	208	206	1.4%
Sub Total Senior Unsecured Debt			5,319	5,151	5,256	34.6%
Senior Subordinated Debt – 10.6%(b)
First Data Corp.	Banking, Finance, Insurance & Real Estate	11.25%, 3/31/2016	300	299	302	1.9%
Sealy Mattress Co.	Consumer goods: Durable	8.25%, 6/15/2014	600	605	602	4.0%
Serena Software, Inc.	High Tech Industries	10.375%, 3/15/2016	490	506	497	3.3%
The Yankee Candle Company, Inc.	Consumer goods: Non-durable	9.75%, 2/15/2017	200	209	208	1.4%
Sub Total Senior Subordinated Debt			1,590	1,619	1,609	10.6%
Investments – Money Market – 11.8%
Investments – Money Market			1,801	1,801	1,801	11.8%
Sub Total Investments – Money Market			1,801	1,801	1,801	11.8%
TOTAL INVESTMENTS – 85.9%(b)			$13,129	$12,982	$13,053	85.9%

The accompanying notes are an integral part of these financial statements.

(a)	All of our investments are issued by eligible U.S. portfolio companies, as defined in the Investment Company Act of 1940, except for Alliance One International, Inc., Bon-ton Department Stores, Inc., Caesar's Entertainment Corp., Education Management LLC, Quicksilver Resources, Inc. and Suntech Power Holdings Company, Ltd.
(b)	Percentages are based on net assets of $15,197 as of March 31, 2013.
(c)	Non-U.S. company. The principal place of business for Suntech Power Holdings Company, Ltd. Is China.

The accompanying notes are an integral part of these financial statements.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 1.  Nature of Operations

VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Fund”), a Maryland corporation formed on August 3, 2011, is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund intends to elect to be treated for federal income tax purposes as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund intends to invest in discounted corporate debt and equity-linked debt securities of public and private companies whose securities trade on the secondary loan market for institutional investors.

On August 9, 2011, the Fund filed a registration statement on Form N-2 to sell up to 75.0 million shares of common stock at an initial public offering price of $10.00 per share. The registration statement was declared effective by the Securities Exchange Commission (the “SEC”) on March 1, 2012. The Fund was to commence operations when it raised gross offering proceeds of over $1.0 million, all of which was from persons who were not affiliated with the Fund or VII Peaks-KBR BDC Advisor II, LLC (the “Manager”) by one year from the date the registration statement was declared effective by the SEC. Prior to the successful satisfaction of that condition, all subscription payments were placed in an account held by the escrow agent, UMB Bank, N.A., in trust for the benefit of the Fund’s subscribers, pending release to the Fund. The Fund achieved the minimum offering requirement on July 10, 2012 and commenced operations on such date. As of March 31, 2013, the Fund had issued 1.7 million shares of common stock for gross proceeds of $17.0 million.

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Fund included herein were prepared in conformity with accounting principles generally accepted in the United States of America (`GAAP`) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the results for the interim period. This Form 10-Q should be read in conjunction with the Fund’s annual report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 19, 2013. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2013. Certain prior period amounts have been reclassified to conform with the current period presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and income, gains (losses) and expenses during the period reported. Actual results could differ materially from those estimates.

Investments – money market

The Fund has classified its money market investments as investments carried at fair value.

Organizational Costs

Organizational costs are expensed by the Fund as incurred (see Note 4).

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 2.  Summary of Significant Accounting Policies – (continued)

Offering Costs

The Fund is a closed-end fund with a continuous offering period. Accordingly, the Fund follows the guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topics 946 20-25-6 and 946-20-35-5 and offering costs prior to commencement of operations are capitalized and amortized on a straight-line basis over a period not to exceed twelve months from the date that operations commence. Offering costs subsequent to commencement of operations are expensed as incurred. The Fund commenced operations on July 10, 2012. As of March 31, 2013 and December 31, 2012, $0.2 million and $0.4 million, respectively, have been recorded as deferred offering costs on the Statements of Assets and Liabilities.

U.S. Federal Income Taxes

The Fund has elected to be treated for federal income tax purposes as a RIC under subchapter M of the Code and to operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Fund is required to annually distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code. So long as the Fund maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. Rather, any tax liability related to income earned by the Fund represents obligations of the Fund’s investors and will not be reflected in the financial statements of the Fund. The Fund will also be subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

New Accounting Pronouncements

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies which instruments and transactions are subject to the offsetting disclosure requirements originally established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under ASU 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to financial statement users. In choosing to narrow the scope of the offsetting disclosures, the Board determined that it could make them more operable and cost effective for preparers while still giving financial statement users sufficient information to analyze the most significant presentation differences between financial statements prepared in accordance with U.S. GAAP and those prepared under IFRSs. Like ASU 2011-11, the amendments in this update will be effective for fiscal periods beginning on, or after January 1, 2013. The adoption of ASU 2013-01 did not have a material impact on our financial position or results of operations.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities, which requires entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The guidance is effective for fiscal years and interim periods beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Fund’s financial position, results of operations or cash flows.

Note 3.  Valuation of Portfolio Investments

The Fund determines the net asset value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. Securities that are not publicly-traded are valued at fair value as determined in good faith by the board of directors. In connection

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 3.  Valuation of Portfolio Investments – (continued)

with that determination, the Manager will prepare portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

With respect to investments for which market quotations are not readily available, the Fund will undertake a multi-step valuation process each quarter, as described below:

•	the quarterly valuation process begins with each portfolio company or investment being initially valued by members of the investment committee, with such valuation taking into account information received from an independent valuation firm, if applicable;
•	preliminary valuation conclusions are then documented and discussed with the members of the board of directors; and
•	the board of directors discusses valuations and determines the fair value of each investment in the portfolio in good faith based on various statistical and other factors, including the input and recommendation of members of the investment committee and any third-party valuation firm, if applicable.

Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, mergers and acquisition comparables, the principal market and enterprise values, among other factors.

The Fund has adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of market participants. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities, accessible by the Fund at the measurement date.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 3.  Valuation of Portfolio Investments – (continued)

Level 2:	Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
Level 3:	Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

The following table presents fair value measurements of investments, by major class, as of March 31, 2013 according to the fair value hierarchy (dollars in thousands).

	Level 1	Level 2	Total
Investments – money market	$1,801	$—	$1,801
Senior Secured First Lien Debt	—	1,521	1,521
Senior Secured Second Lien Debt	—	2,866	2,866
Senior Unsecured Debt	—	5,256	5,256
Senior Subordinated Debt	—	1,609	1,609
Total	$1,801	$11,252	$13,053

The following table presents fair value measurements of investments, by major class, as of December 31, 2012 according to the fair value hierarchy (dollars in thousands).

	Level 1	Level 2	Total
Investments – money market	$1,304	$—	$1,304
Senior Secured First Lien Debt	—	819	819
Senior Secured Second Lien Debt	—	859	859
Senior Unsecured Debt	—	3,115	3,115
Senior Subordinated Debt	—	1,030	1,030
Total	$1,304	$5,823	$7,127

No transfers between levels have occurred during the periods presented.

The composition of the Fund’s investments as of March 31, 2013, at amortized cost and fair value were as follows (dollars in thousands).

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,526	$1,521	11.6%
Senior Secured Second Lien Debt	2,885	2,866	22.0
Senior Unsecured Debt	5,151	5,256	40.3
Senior Subordinated Debt	1,619	1,609	12.3
Investments – money market	1,801	1,801	13.8%
Total	$12,982	$13,053	100.0%

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 3.  Valuation of Portfolio Investments – (continued)

The composition of the Fund’s investments as of December 31, 2012, at amortized cost and fair value were as follows (dollars in thousands).

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$820	$819	11.5%
Senior Secured Second Lien Debt	911	859	12.1
Senior Unsecured Debt	3,174	3,116	43.7
Senior Subordinated Debt	1,038	1,030	14.4
Investments – money market	1,304	1,304	18.3
Total	$7,247	$7,128	100.0%

Note 4.  Related Party Transactions

The Fund is managed by the Manager. The Manager is wholly-owned by VII Peaks-KBR, LLC which is a joint venture between VII Peaks Capital, LLC (“VII Peaks”), and KBR Capital Advisors, LLC (“KBR”).

Under the investment advisory agreement between the Fund and the Manager, the Manager is entitled to a base management and incentive fee as outlined in the Investment Advisory Agreement with the Fund. The base management fee is 2% of net assets below $100 million; 1.75% of net assets between $100 million and $250 million; and 1.5% of net assets over $250 million. The incentive fee has two parts. The first part, the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income is 20% of pre-incentive net investment income subject to a quarterly return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized). The second part of the incentive fee, the incentive fee on capital gains, is an incentive fee on capital gains earned on liquidated investments from the portfolio and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 20.0% of the Fund’s incentive fee capital gains, which will equal the Fund’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. For the three months ended March 31, 2013, the Fund incurred $0.08 million in base management fees. For the three months ended March 31, 2013, the Fund incurred no incentive fees related to pre-incentive fee net investment income and $0.02 million in incentive fees on capital gains. As of March 31, 2012, no services were performed by the Manager under this agreement, and no fees were paid.

Under the investment advisory agreement, the Fund is responsible for all operating expenses. In addition, the Fund is contingently responsible for all offering and organizational expenses to the extent of 1.5% of the gross proceeds of the future offering of the Fund’s securities, and the Manager is responsible for any amount of offering or organization expenses above the 1.5% limit. To the extent there are not future securities offerings, the Fund is not responsible for reimbursement to the manger. At March 31, 2013, the Fund is contingently indebted to the Manager for $1.2 million for offering costs and $0.1 of organizational costs that have been incurred by the Manager in excess of the 1.5% limit. From each closing held in the Fund’s offering of common stock, the Fund pays the Manager 1.5% of the gross proceeds of the closing for application to the payable to the Manager.

The Fund has also entered into an expense reimbursement agreement with the Manager under which the Manager agreed to reimburse the Fund for all U.S. GAAP compliant expenses recognized on the quarterly

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 4.  Related Party Transactions – (continued)

financial statements of the Fund for 2012, retroactive to the date of formation of the Fund on August 3, 2011. In 2013, the expenses reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. The Fund recognizes a receivable on its books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and the Fund to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. As of March 31, 2013, the Manager was indebted to the Fund for $1.9 million of expense reimbursements under the investment advisory agreement, the Fund was indebted to the Manager for $1.3; therefore, the Fund has recorded $0.6 million as due from related party at March 31, 2013, which reflects the netting of $1.9 million due from the Manager and $1.3 million due to the Manager.

The expense reimbursement agreement expires on the earlier of August 3, 2014 or the start of the quarter in which the Fund reaches $75 million in net assets. Amounts reimbursed by the Manager under the expense reimbursement agreement are subject to recoupment by the Manager at a later date.

The Fund has also entered into an administration agreement with the Manager under which the Manager provides the Fund with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities and provides or oversees the performance of, the Fund’s required administrative services, which include, among other things, being responsible for the financial records which the Fund is required to maintain and preparing reports to its stockholders. The Manager is reimbursed amounts based on allocable portion of overhead costs under this agreement.

KBR Capital Markets, LLC (the “Dealer Manager”) is an affiliate of KBR, and is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”) and serves as the Dealer Manager for the Fund’s public offering of shares of common stock. The Dealer Manager receives selling commissions of 7% of gross offering proceeds, all of which is expected to be re-allowed to selected dealers, and a dealer manager fee of up to 3% of gross offering proceeds, all or a portion of which may be re-allowed to selected dealers.

Note 5. Common Stock

The Manager purchased 111 and 22,222 shares of common stock on August 31, 2011 and December 31, 2011, respectively. These shares were purchased at a price of $9.00 per share, which represents the initial public offering (“IPO”) price of $10.00 per share, net of selling commissions and dealer manager fees.

On July 10, 2012, the Fund had raised sufficient proceeds to break escrow on its IPO and through March 31, 2013, the Fund has sold 1.7 million shares of common stock for gross proceeds of $17.0 million including the purchases made by the Manager.

During the three months ended March 31, 2013, the Fund sold 755,028 shares of common stock in its offering for net proceeds of $6.85 million.

Note 6.  Earnings Per Share

In accordance with the provisions of FASB ASC 260, “Earnings per Share” (“ASC 260”), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 6.  Earnings Per Share – (continued)

The following information sets forth the computation of the weighted average basic and diluted net increase (decrease) in net assets per share from operations for the three months ended March 31, 2013 and 2012 (dollars in thousands except share and per share amounts).

	For the three months ended March 31, 2013	For the three months ended March 31, 2012
Basic and diluted
Net increase (decrease) in net assets resulting from operations	$381	$(99)
Weighted average common shares outstanding	1,292,508	22,333
Net increase (decrease) in net assets resulting from operations per share – basic and diluted	$0.29	$(4.43)

The Fund had no potentially dilutive securities as of March 31, 2013 or March 31, 2012, resulting in the same number of shares for basic and diluted.

Note 7.  Distributions

The Fund has declared and paid distributions to stockholders on a semi-monthly basis since it commenced operations. From time to time, the Fund may also pay interim distributions at the discretion of its board of directors. The Fund may fund its distributions to stockholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. The Fund’s distributions may exceed its earnings, especially during the period before the Fund has substantially invested the proceeds from its IPO. As a result, a portion of the distributions may represent a return of capital for tax purposes. As of March 31, 2013, the Fund has accrued $0.1 million in stockholder distributions that were unpaid.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 7.  Distributions – (continued)

The following table reflects the distributions per share paid or payable in cash or with the reinvestment plan (“DRIP”) on the Fund’s common stock to date (dollars in thousands except per share amounts):

Payment Date	Source of Distribution	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2012:
August 17, 2012	(2)	$0.03	$3	$1	$4
August 31, 2012	(2)	0.03	3	1	4
September 14, 2012	(2)	0.03	6	3	9
September 28, 2012	(2)	0.03	6	3	9
October 15, 2012	(2)	0.03	8	4	12
October 31, 2012	(2)	0.03	8	4	12
November 16, 2012	(2)	0.03	11	6	17
November 30, 2012	(2)	0.03	11	6	17
December 17, 2012	(2)	0.03	13	10	23
December 31, 2012	(2)	0.03	13	10	23
2013:
January 17, 2013	(2)	0.03	17	10	27
January 17, 2013(1)	(2)	0.08	41	26	67
January 31, 2013	(2)	0.03	18	11	29
February 15, 2013	(2)	0.03	21	14	35
February 28, 2013	(2)	0.03	23	15	38
March 15, 2013	(2)	0.03	25	17	42
March 15, 2013(1)	(2)	0.08	62	43	105
March 29, 2013	(2)	0.03	27	18	45
April 15, 2013	(2)	0.03	29	20	49
April 30, 2013	(2)	0.03	32	21	53
May 17, 2013	(2)	0.03	34	22	56
May 31, 2013	(2)	0.03	38	24	62
			$449	$289	$738

(1)	Includes a special distribution of $0.077 per share.
(2)	Net Investment Income; there were no distributions paid with borrowings, offering proceeds, capital gain proceeds from sale of assets, non-capital gain proceeds from sale of assets, distribution on account of preferred and common equity or expense reimbursement from sponsor.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 8.  Financial Highlights

The following is a schedule of financial highlights for the three months ended March 31, 2013 and 2012:

	For the three months ended March 31, 2013	For the three months ended March 31, 2012
Per share data:
Net asset value, beginning of period	$8.77	$4.30
Results of operations(1)
Net investment income (loss)	0.11	(4.43)
Net realized gain on investments	0.04	—
Net unrealized gain on investments	0.14	—
Net increase (decrease) in net assets resulting from operations	0.29	(4.43)
Stockholder distributions(2)
Distributions from net investment income	(0.28)	—
Net decrease in net assets resulting from stockholder distributions	(0.28)	—
Capital share transactions
Issuance of common stock(3)	0.13	—
Net increase in net assets resulting from capital share transactions	0.13	—
Net asset value, end of period	$8.91	$(0.13)
Shares outstanding at end of period	1,705,761	22,333
Total return(5)	4.07%	(101.44)%
Ratio/Supplemental data:
Net assets, end of period (in thousands)	$15,197	$(3)
Average net assets (in thousands)	$6,799	$47
Ratio of net investment income to average net assets(4)(7)	8.65%	(854.22)%
Ratio of operating expenses to average net assets(4)(7)	5.90%	854.22%
Ratio of incentive fees to average net assets(7)	1.40%	0.00%
Ratio of expenses reimbursed to average net assets(7)	30.23%	0.00%
Portfolio turnover ratio(6)	34.51%	0.00%

(1)	The per share amounts were derived by using the weighted average shares outstanding during the period. Net investment income per share excluding the expense waivers and reimbursements equals ($0.28) for the three months ended March 31, 2013. There was no expense waiver and reimbursement for March 31, 2012.
(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.
(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in the Fund's continuous offering.
(4)	For the three months ended March 31, 2013, excluding the expense waiver and reimbursement, the ratio of net investment income and operating expenses to average net assets was (21.58%) and 36.13%, respectively. For the three months ended March 31, 2012, there was no expense waiver and reimbursement.
(5)	Total return is calculated assuming a purchase of shares at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the three months ended March 31, 2013, includes the effect of the

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2013

(Unaudited)

Note 8.  Financial Highlights – (continued)

expense reimbursement which added 7.45% to the return. For the three months ended March 31 2012, there was no expense reimbursement.
(6)	Portfolio turnover rate is calculated using the year-to-date sales over the average of the invested assets at fair value. Not annualized.
(7)	Ratios are annualized.

Note 9.  Subsequent Events

Management of the Fund has evaluated subsequent events in the preparation of the Fund’s financial statements and has determined that no events require recognition or disclosure in the financial statements except for the following:

From April 1, 2013 to May 14, 2013, the Fund issued 0.3 million shares of common stock for gross proceeds of $2.9 million. With the proceeds from the Fund’s continuous offering, the Fund purchased a total of twenty four debt investments with an aggregate face value of $5.2 million for $5.0 million in cash. The Fund had four debt investments fully called with a carrying value of $1.8 million and an aggregate redemption value of $1.8 million and two debt investments partially called with a carrying value of $0.4 million and a redemption value of $0.4 million.

VII PEAKS | KBR

SUBSCRIPTION AGREEMENT

The undersigned hereby tenders this subscription and applies for the purchase of the dollar amount of common shares of beneficial interest (the "Shares") of VII Peaks-KBR Co-Optivist™ Income BDC II, Inc. (sometimes referred to herein as the "Company"), set forth below.

1. INVESTMENT

☐ Initial Investment *($5,000 minimum)* ☐ Additional Investment *($500 minimum)* ☐ NAV or Net of commission Investment

Subscription Amount $

2. OWNERSHIP *(Select only one)*

☐ **Individual** ☐ **Joint Tenants with Right of Survivorship** ☐ **Pension Plan** ☐ **Trust** *(Complete Appendix A on page A-5)*

☐ **Non-Profit Organization** ☐ **Corporation or Partnership** *(Complete Appendix B on page A-6)*

☐ **UGMA: State of** ______ ☐ **UTMA: State of** ______ ☐ **Other** *(Specify and include title pages)* ______

☐ **Custodial Account:** ☐ **IRA** ☐ **SEP/IRA** ☐ **ROTH/IRA** ☐ **OTHER Qualified Acct:** ______

Custodian Name: ______ **Account #:** ______

Custodian Mailing Address: ______

3. INVESTOR INFORMATION

A. Individual/Beneficial Owners (Trust/Corporation/Partnership)

Name of investing entity			Tax ID Number
First Name	(MI)	Last Name*	Gender (M/F)
Social Security Number*		Date of Birth (MM,DD,YYYY)*	Daytime Phone Number

B. Joint Investor/Minor

First Name	(MI)	Last Name*	Gender (M/F)
Social Security Number*		Date of Birth (MM,DD,YYYY)*	Daytime Phone Number

C. Transfer on death beneficiary *(Individual or Joint Tenant Accounts Only)*

First Name	(MI)	Last Name	Social Security Number	____Primary	____%
First Name	(MI)	Last Name	Social Security Number	____Primary	____%

4. ADDRESS

A. Investor's Address of Record

Street Address			
City	State	Zip Code	If Non-U.S., Specify Country

B. Investor's Mailing Address *(If different than address of record, above)*

Street Address			
City	State	Zip Code	If Non-U.S., Specify Country

5. DISTRIBUTIONS *(IRA accounts may not direct distributions without the custodian's approval)*

☐ I choose to participate in the Company's DRIP - Distribution Reinvestment Plan.*

________% of Distribution

☐ I choose to have distributions deposited in a checking/savings/IRA/ brokerage account or sent to the custodian for the benefit of the investor.**

________% of Distribution

☐ I choose to have distributions mailed to me at the address listed in section 4.

________% of Distribution

Assign Applicable Percentage / Must Total 100%

** Each investor that elects to have his or her distributions reinvested in VII Peaks-KBR Co-Optivist™ Income BDC II, Inc.'s Distribution Reinvestment Plan agrees to notify the Company and the broker-dealer named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides.*

*** I authorize the Company or its agent to deposit my distribution to the account indicated below. This authority will remain in force until I notify the Company in writing to cancel it. In the event that the Company deposits funds erroneously into my account, the Company is authorized to debit my account for the amount of the erroneous deposit. I also hereby acknowledge that funds and/or Shares in my account may be subject to applicable abandoned property, escheat or similar laws and may be transferred to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time specified in such laws or otherwise. None of the Company, its affiliates, its agents or any other person shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws.*

KBR064.06042013

Please attach voided pre-printed check from the below referenced account where funds from distribution are to be sent here **

Name of Financial Institution			Account Type
Mailing Address	City/State	Zip Code	Account Number
Signature of Individual/Trustee/Beneficial Owner (MANDATORY)			ABA Routing Number
			Signature of Joint Owner

6. ELECTRONIC DELIVERY OF REPORTS AND UPDATES *(You will not receive paper mailings)*

In lieu of receiving documents by mail, I authorize the Company to make available on its website at www.viipeaks-kbr.com its monthly, quarterly and annual reports, supplements, announcements or other documents required to be delivered to me, as well as any investment or marketing updates, and to notify me via e-mail when such reports or updates are available. Any documents not uploaded and made readily available on the website will be e-mailed to the address identified below. (Any investor who elects the Electronic Delivery option must provide a valid e-mail address, and such investor shall be responsible for notifying the Company in writing should such account relating to the e-mail address be terminated or changed.) The e-mail address for receipt of notifications as outlined above is:

E-mail address	Initials

7. REPRESENTATIONS, WARRANTIES AND COVENANTS OF INVESTOR

Please carefully read and separately initial each of the representations below, as applicable. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf. In order for the Company to accept this Subscription Agreement and as further consideration for such acceptance, I hereby represent and warrant as follows:

SECTIONS a—e BELOW ARE MANDATORY	Owner *(initials)*	Joint Owner *(Initials)*
a) I have received the final prospectus (as amended or supplemented as of the date hereof) for VII Peaks - KBR Co -Optivist™ Income BDC II, Inc. at least five business days prior to the signing of this subscription agreement.		
b) I have (i) a net worth of at least $250,000 or (ii) a net worth of at least $70,000 and a gross annual income of at least $70,000. (Net worth does not include home, furnishings and personal automobiles.)		
c) I am (we are) purchasing shares for my (our) own account.		
d) I (we) acknowledge that the shares are not liquid, there is no public market for the shares, and I (we) may not be able to sell the shares.		
e) I am either purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust/other entity of which I am trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.		
f) If I am (we are) a resident of **Alabama**, I (we) certify that I (we) have a net worth of at least 10 times my (our) investment in the Company and other similar programs.		
g) If I am (we are) a resident of **California**, I (we) certify that in addition to the suitability standards above, I (we) must limit my (our) investment in the Company to 10% of my (our) net worth (excluding home, furnishings and automobiles).		
h) If I am (we are) a resident of **Iowa**, I (we) have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, my (our) total investment in the Company shall not exceed 10% of my (our) net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities and is exclusive of home, auto and furnishings.		
i) If I am (we are) a resident of **Kansas**, I (we) certify that my (our) aggregate investment in the Company and other non-traded business development companies is not more than 10% of my (our) liquid net worth. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
j) If I am (we are) a resident of **Kentucky**, I (we) certify that I (we) have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, I (we) certify that my (our) total investment in the Company shall not exceed 10% of my (our) liquid net worth.		
k) If I am (we are) a resident of **Maine**, I (we) certify that my (our) aggregate investment in the Company and other non-traded business development companies is not more than 10% of my (our) liquid net worth.		
l) If I am (we are) a resident of **Massachusetts**, I (we) certify that my (our) aggregate investment in this offering, offerings by other non-traded business development companies and offerings by other non-traded direct participating programs does not exceed, in the aggregate, more than 10% of my (our) liquid net worth. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily available marketable securities.

Owner (initials)	Joint Owner (Initials)
m) If I am (we are) a resident of **Nebraska**, I (we) certify that in addition to the suitability requirements described above, I (we) have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000 (exclusive of home, home furnishings and automobiles); and (ii) maximum investment in this offering will not exceed 10% of the investor's net worth.		
n) If I am (we are) a resident of **New Jersey**, I (we) certify that my (our) aggregate investment in this offering and similar offerings not exceed 10% of my (our) liquid net worth. For this purpose "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
o) If I am (we are) a resident of **New Mexico**, I (we) certify that in addition to the suitability standards above, I (we) must limit my (our) investment in the Company and its affiliates to 10% of my (our) net worth.		
p) If I am (we are) a resident of **North Dakota**, I (we) certify that I (we) have a net worth of at least ten times my (our) investment in the Company and its affiliates and that I (we) meet one of the established suitability standards.		
q) If I am (we are) a resident of **Oregon**, I (we) certify that in addition to the suitability standards above, I (we) must limit my (our) investment in the Company and its affiliates to 10% of my (our) net worth.		
r) If I am (we are) a resident of **Oklahoma**, I (we) certify that my (our) aggregate investments in the Company is not more than 10% of my (our) net worth (excluding home, home furnishings and automobiles).		
s) If I am (we are) a resident of **Tennessee**, I (we) certify that my (our) aggregate investments in the Company and other non-traded business development companies is not more than 10% of my (our) net worth.		

SUBSTITUTE IRS FORM W-9 CERTIFICATION

I (we) declare that the information supplied in this subscription agreement is true and correct and may be relied upon by the Company in connection with my (our) investment in the Company. Under penalties of perjury, each investor signing below certifies that (1) the number shown in the Investor Social Security Number/Taxpayer Identification Number field in Section 3 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a non-resident alien). **NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.**
The Internal Revenue Service does not require your consent to any provision of this document other than this certification, which is required to avoid backup withholding.

In addition, you understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within 15 days from the date your subscription is received and accepted, and that the sale of Shares pursuant to this subscription agreement will not be effective until at least five business days after the date you have received a final Prospectus.

Owner or authorized person: Print Name	Signature	Date
Owner or authorized person: Print Name	Signature	Date
Signature of Custodian (if applicable)		Date

8. BROKER-DEALER INFORMATION *(All fields mandatory)*

The undersigned confirm on behalf of the Broker-Dealer that they (i) are registered in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor's prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current Prospectus and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vii) have reasonable grounds to believe that the purchase of

Shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor's suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing the Company and the tax consequences of purchasing and owning Shares.

The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing ***Anti-Money Laundering Program and Customer Identification Program in accordance with Section 326 of the USA PATRIOT ACT***

Broker-Dealer Firm Name	Financial Advisor Name	
Financial Advisor Mailing Address		
E-Mail Address	Telephone	Rep #
Financial Advisor Signature		Date
Broker Dealer Supervisor Signature (**MANDATORY**)		Date

9. INVESTMENT INSTRUCTIONS

☐ **By Wire Transfer:**
Account Name: Phoenix American Financial Services, Inc.
as trustee for KBR Capital Partners, Inc.
Account Number: 0 2 5 5 6 1 6 7 0
Routing Number: 1 2 1 1 0 0 7 8 2
Bank Name: Bank of the West
Bank Location: Walnut Creek, CA

☐ **Custodial Accounts:**
Forward this subscription agreement directly to your current custodian of assets.

☐ **By Mail:**
Phoenix American Financial Services, Inc.
Attn: VII PEAKS-KBR BDC II Service Team
2401 Kerner Blvd., San Rafael, California 94901
Telephone: 877-700-0527 (877-7000-KBR)
Facsimile: 415-485-4553

Make all checks payable to:
VII Peaks-KBR Co-Optivist Income BDC II, Inc.

(PLEASE DO NOT SUBMIT CASHIERS CHECKS OR MONEY ORDERS)

NOTICE TO STOCKHOLDER OF ISSUANCE OF UNCERTIFICATED SHARES OF COMMON STOCK

Containing the information required by Section 2-221
of the Maryland General Corporation Law

To: Stockholder
From: VII Peaks-KBR Co-Optivist™ Income BDC II, Inc.

Shares of Common Stock, $0.001 par value per share

VII Peaks-KBR Co-Optivist™ Income BDC II, Inc., a Maryland Corporation (the "Corporation"), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the "Shares") that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The shares do not have physical certificate. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you of certain information relating to the shares. All capitalized terms not defined herein have the meanings set forth in the Corporation's Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of shares of the Corporation on request, and without charge. Requests for such a copy may be directed to the Secretary of Corporation at its principal office.

The Corporation has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Corporation will furnish a full statement of the information required by section 2-221 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the shares of each class of stock which the Corporation has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set , and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of Corporation at its principal office.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 75,000,000 Shares of
Common Stock

Securities Offered Through

KBR Capital Markets, LLC
255 Shoreline Drive, Suite 428
Redwood City, California 94065
Tel. (877) 7000-KBR
Fax. (877) 7100-KBR

PROSPECTUS

June   , 2013

PART C
Other Information

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of VII Peaks-KBR Co-Optivist Income BDC II, Inc. are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Statements of Assets and Liabilities as of December 31, 2012 and 2011	F-3
Statements of Operations for the Year Ended December 31, 2012 and for the Period from August 3, 2011 (Date of Inception) to December 31, 2011	F-4
Statements of Changes in Net Assets for the Year Ended December 31, 2012 and for the Period from August 3, 2011 (Date of Inception) to December 31, 2011	F-5
Statements of Cash Flows for the Year Ended December 31, 2012 and for the Period from August 3, 2011 (Date of Inception) to December 31, 2011	F-6
Schedule of Investments as of December 31, 2012	F-7
Notes to Financial Statements	F-8
Statements of Assets and Liabilities as of March 31, 2013 (unaudited) and December 31, 2012	G-1
Statements of Operations for the Three Months Ended March 31, 2013 and 2012 (unaudited)	G-2
Statements of Changes in Net Assets for the Three Months Ended March 31, 2013 and 2012 (unaudited)	G-3
Statements of Cash Flows for the Three Months Ended March 31, 2013 and 2012 (unaudited)	G-4
Schedule of Investments as of March 31, 2013 (unaudited)	G-5
Notes to Financial Statements (unaudited)	G-7

(2) Exhibits

(a)(1)	Certificate of Incorporation of the Registrant*
(a)(2)	Form of Articles of Amendment and Restatement of the Registrant***
(a)(3)	Second Articles of Amendment and Restatement******
(b)	Form of Bylaws of the Registrant*
(d)	Form of Subscription Agreement (Included in the Prospectus as Appendix A and incorporated herein by reference)**
(e)	Distribution Reinvestment Plan**
(g)	Form of Investment Advisory Agreement**
(h)(1)	Form of Dealer Manager Agreement**
(h)(2)	Form of Selected Dealer Agreement (Included as Exhibit A to the Form of Dealer Manager Agreement)**
(j)	Form of Custodian Agreement**
(k)(1)	Form of Administration Agreement*
(k)(2)	Form of License Agreement between VII Peaks Capital, LLC, VII Peaks-KBR BDC Advisor II, LLC and VII Peaks-KBR Co-Optivist Income BDC II, Inc.**
(k)(3)	Form of License Agreement between KBR Capital Partners, LLC, VII Peaks-KBR BDC Advisor II, LLC and VII Peaks-KBR Co-Optivist Income BDC II, Inc.**
(k)(4)	Expense Reimbursement Agreement between VII Peaks-KBR Co-Optivist Income BDC II, Inc. and VII Peaks-KBR BDC Advisor II, LLC****

(k)(5)	Amendment to Expense Reimbursement Agreement between VII Peaks-KBR Co-Optivist Income BDC II, Inc. and VII Peaks-KBR BDC Advisor II, LLC*****
(k)(6)	Amendment to Expense Reimbursement Agreement between VII Peaks-KBR Co-Optivist Income BDC II, Inc. and VII Peaks-KBR BDC Advisoer II, LLC*******
(l)	Opinion of Investment Law Group of Davis Gillett Mottern & Sims, LLC
(n)(1)	Consent of Independent Registered Public Accounting Firm
(n)(2)	Consent of Investment Law Group of Davis Gillett Mottern & Sims, LLC (incorporated by reference to Exhibit (l) herein)
(r)	Code of Ethics**

*	Incorporated by reference to Amendment No. 1 to registration statement on Form N-2 filed on December 19, 2011.
**	Incorporated by reference to Amendment No. 2 to the registration statement on Form N-2 filed on February 15, 2012.
***	Incorporated by reference to Amendment No. 3 to the registration statement on Form N-2 filed on March 1, 2012.
****	Incorporated by reference to the quarterly report on Form 10-Q for the quarter ended September 30, 2012 filed on November 13, 2012.
*****	Incorporated by reference to the report on Form 8-K filed on March 1, 2013.
******	Incorporated by reference to the report on Form 8-K filed on June 28, 2012.
*******	Incorporated by reference to the report on Form 8-K filed on May 9, 2013.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$87,075
FINRA filing fee	$75,500
Accounting fees and expenses*	$200,000
Blue Sky expenses*	$150,000
Legal fees and expenses*	$750,000
Printing and engraving*	$300,000
Advertising and sales*	$5,000,000
Due Diligence*	$250,000
Total	$6,812,575

*	Estimated amounts.

Item 28. Persons Controlled By Or Under Common Control

Immediately prior to this offering, our Manager owns 100% of the outstanding common stock of the Registrant. Following the completion of this offering, our Manager’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common stock.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at March 31, 2013.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	505

Item 30. Indemnification

The information contained under the heading “Description of Our Securities” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and Other Connections Of Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which our Manager, and each managing director, director or executive officer of our Manager, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “The Investment Adviser.” Additional information regarding our Manager and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-73084), and is incorporated herein by reference.

Item 32. Location Of Accounts And Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;
(2)	the Transfer Agent;
(3)	the Custodian;
(4)	the Investment Adviser; and
(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We do hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, and the State of California, on the 5th day of June, 2013.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.
By: /s/ Gurpreet S. Chandhoke Name: Gurpreet (Gurprit) S. Chandhoke Title: Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)

POWER OF ATTORNEY

The undersigned directors and officers of VII Peaks-KBR Co-Optivist Income BDC II, Inc. hereby constitute and appoint Gurpreet S. Chandhoke and Joseph Doncheski and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form N-2 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities set forth below. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date
/s/ Gurpreet S. Chandhoke Gurpreet (Gurprit) S. Chandhoke	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	June 5, 2013
/s/ Cecilia Shea Cecilia Shea	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	June 5, 2013
* Bhavin Shah	Director	June 5, 2013
* Jeya Kumar	Independent Director	June 5, 2013
* Amit Mahajan	Independent Director	June 5, 2013
* Robert Winspear	Independent Director	June 5, 2013

*	Signed by Gurpreet S. Chandhoke pursuant to a power of attorney signed by the Director and filed as part of Amendment No. 2 to the registration statement filed on February 15, 2012.